4/22


03050244

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TravelSky Technology Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 08 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34687 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/24/03

82-34687
AR/S
12-31-02
03 APR 22 AM 7:21

ANNUAL REPORT
2002













中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

COMPANY PROFILE

TravelSky Technology Limited (the "Company" or, including its subsidiaries, the "Group") is the dominant provider of information technology solutions for China's air travel and tourism industries. The Company has been devoted to developing leading edge applications and services that address the needs of a wide range of industry participants - ranging from airlines, airports and air travel suppliers to travel agencies, corporate travel consumers, air travel consumers and cargo shippers - to conduct electronic transactions and manage travel-related information. The core businesses of the Company include:

- Electronic Travel Distribution ("ETD");
- Airport Passenger Processing ("APP");
- Data network;
- Air Cargo System ("ACS"); and
- Internet-based travel platform.

The Company was incorporated in the People's Republic of China (the "PRC" or "China") on October 18, 2000 and has a controlling equity interest in each of TravelSky Technology (Hong Kong) Limited, Hainan Civil Aviation Cares Co., Ltd., Cares Shenzhen Co., Ltd., Cares Hubei Co., Ltd., Cares Chongqing Information Technology Co., Ltd., Aviation Cares of Yunnan Information Co., Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares of Qingdao Ltd., Civil Aviation Cares of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang Ltd. and InfoSky Technology Co., Ltd.. The Company also holds a significant equity interest in each of the following associated companies: Shanghai Civil Aviation East China Cares System Integration Co., Ltd., Shenyang Civil Aviation Cares of Northeast China, Ltd. and Aviation Cares of Southwest Chengdu, Ltd..

The Group had 1,170 employees as at December 31, 2002.

The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001. The current largest shareholder of the Company is China TravelSky Holding Company ("CTHC"), which holds an equity interest of approximately 22.3 per cent. in the Company. A total of approximately 42.7 per cent. of the equity interest in the Company is held by twenty Chinese commercial airlines, including the three largest Chinese commercial airlines, namely, China Southern Air Holding Company, China Eastern Air Holding Company and China National Aviation Holding Company. The remaining 35.0 per cent. of the equity interest in the Company is held by holders of its H shares.

In order to broaden the Company's existing shareholder base and to enhance the Company's corporate image, the Company established a Sponsored Level I American Depositary Receipt Programme. American depositary shares under the programme commenced trading on the American over-the-counter market on December 27, 2002.



CONTENTS

FINANCIAL HIGHLIGHTS

Total Revenues

RMB'000



977,442
830,801
741,987
603,654
487,137
1,000,000
800,000
600,000
400,000
200,000
0
1998
1999
2000
2001
2002
Equipment Sales and Others
Data Network
Airport Passenger Processing
Electronic Travel Distribution

Profit Before Taxation and Minority Interests

RMB'000



600,000
500,000
400,000
300,000
200,000
100,000
0
459,860
411,573
353,054
314,960
211,456
1998
1999
2000
2001
2002

EBITDA

RMB'000



600,000
500,000
400,000
300,000
200,000
100,000
0
554,600
479,275
452,990
404,138
322,303
1998
1999
2000
2001
2002

Net Profit



RMB'000
600,000
500,000
400,000
300,000
200,000
100,000
0
137,386
208,038
256,592
407,901
453,227
1998
1999
2000
2001
2002

Earnings Per Share, Basic and Diluted



RMB
0.60
0.50
0.40
0.30
0.20
0.10
0
0.24
0.36
0.44
0.48
0.51
1998
1999
2000
2001
2002

Total Assets



RMB'000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1,119,993
854,532
1,227,674
2,894,189
3,087,269
1998
1999
2000
2001
2002



LEADING EDGE





B 977

million

CHAIRMAN'S STATEMENT

Dear Shareholders,



I am pleased to report the operating results of TravelSky Technology Limited (the "Company" or, including its subsidiaries, the "Group") for the financial year ended December 31, 2002 ("Year 2002").

The operating conditions and financial results of the Group in Year 2002 were very encouraging. Despite the adverse effects on the air travel and tourism industries in Europe and the United States ("US") caused by the global economic downturn, the Company seized the opportunities arising from the rapid growth in the PRC's air travel and tourism industries, which were attributable to favourable factors such as the sustained economic growth in the PRC and China's accession to the World Trade Organisation. By implementing effective marketing activities, the Company maintained rapid growth in its ETD and APP systems and achieved certain progress in businesses including electronic sale of air-travel personal injury insurance, hotel reservations and on-line distributions. In the meantime, the Company achieved initial success in the Group's three major areas: marketing of its services, product development and system operation security. The progress of key development projects, such as the plan for building the new-generation ETD and APP systems, installation of the APP system in the top 100 domestic airports in terms of passenger volume, electronic ticketing and e-commerce, have all met expectations. The Company has continuously refined the safety operation control mechanism based on the safety operation responsibility system, strengthened the efforts in the implementation and execution of operation security system and enhanced the provision of its advance maintenance of equipment. In addition, the Group continued to maintain stable growth in its revenue, earnings before interest, tax, depreciation and amortization (EBITDA), net profit and earnings per share, and the operating efficiency has improved continuously.

The Company will strive to be the dominant provider of

INFORMATION TECHNOLOGY

solutions for China's air travel and tourism industries

To speed up the development of the China's civil aviation industry, another phase of the phase-by-phase strategic restructuring of China's civil aviation industry was completed in October 2002. The Accounting Centre of China Aviation was entirely consolidated into the Civil Aviation Computer Information Centre and became China TravelSky Holding Company. The nine Chinese commercial airlines of the Civil Aviation Administration of China (the "CAAC") also underwent restructuring and were consolidated into three new airline holding companies. By establishing these holding companies, the separation of the government from enterprises was achieved so that the CAAC will no longer exercise its supervisory function over the state-owned assets of these holding companies. We believe that this will strengthen the competitiveness of China's civil aviation industry in the international market and facilitate the long-term development of the PRC's air travel industry.



There is a strong need for information technology solutions during internal restructuring of the three airline holding groups. In particular, there will be a special need for information technology which provides high quality information for decision-making, so that accurate, timely and reliable reaction to the market can be made, and management capability of the commercial airlines can be improved — all these will bring forth new development opportunities for the Group. The Group will fully utilize the competitive advantage of China TravelSky Holding Company by integrating the Group's existing principal businesses of the inventory control management system, distributions, check-in and aircraft load planning for commercial airlines with the clearing and settlement business of the Accounting Centre of China Aviation (a member of China TravelSky Holding Company) and will co-operate with business partners such as travel suppliers, distributors, information technology suppliers and commercial banks in order to widen the scope of the Group's services and distribution channels, for the purposes of not only satisfying the need of air travel industry participants (such as China's commercial airlines and airports) for enhancing their value chains, improving their service quality and strengthening their core competitiveness through further reliance upon information technology solutions, but also for the Company to provide more convenient, prompt and "one-stop" services for air travellers.

For year 2003, although it is expected that factors such as the US anti-terrorism campaign and significant fluctuation in oil prices in the international market will continue to adversely affect the global air travel and tourism industries, we believe that the PRC's air travel and tourism industries will continue to grow given favourable factors such as the rapid economic growth in the PRC, the reorganisation of air travel and tourism industries in 2002, Beijing's right to hold the 2008 Olympic Games and Shanghai's right to hold the 2010 World Exhibition Conference. The Group will seize the opportunities arising from the continued growth in the air travel and tourism industries and the information technology industry of the PRC and strive to provide customers with information technology solutions and services which are competitive in price relative to function by building on its competitive advantages in the existing market, technologies, expertise and resources; keeping abreast of the needs of users; expanding the scope of business; enhancing service quality; and strengthening technological innovation and resources integration. The Company will strive to become a first class information technology provider for air travel and tourism industries in both China and Asia, as well as to become an integral part of the system for global air travel and tourism information services.

At the same time, the Group will continue to: enhance efficiency in decision-making by strengthening its corporate governance and establishing a horizontal organisational structure; enhance operation efficiency by improving the operation flow and establishing an incentive and control mechanism which unifies responsibility, authority and interest; improve the reward system so that it will be run preliminarily based on operating results; and enhance its competitiveness by carrying out staff training and creating a superior environment for developing talents on a continuous basis. In addition, the Company will strive to increase the transparency of the Company and enhance investor relations.

Based on the results of the Company since the listing of its shares, the market has recognised the competence and technical expertise of the Company's young management team as led by Mr. Zhu Yong, together with a team of high-calibre personnel, in implementing and realising its business plans. The personnel of the Company have always been regarded as the most valuable asset for investors.

As a result of personnel change caused by the strategic restructuring of the PRC's civil aviation industry, I was elected as the new chairman of the Company on December 9, 2002. I would like to express my sincere thanks to the shareholders, directors, supervisors and investors for their trust and support. I will work diligently in fulfilling my duties so as to meet your expectations.



Chairman

March 14, 2003

Mr. Ma Tiesheng
Chairman


4 KA 951
7 KA 060 吉隆坡
2 CX 565 台北
6 3007 溫哥華
6 KA 805

PORTFOLIO OF SOLUTIONS


Qingdao
Kuala Lumpu
Taipei
Vancouve
Chica

BUSINESS REVIEW

The Company is the dominant provider of information technology solutions for China's air travel and tourism industries. The Company is also the dominant provider of inventory management solutions for Chinese commercial airlines and the market leader in the distribution of products and services of Chinese commercial airlines to domestic travel agencies, ticketing offices and individual consumers. The Company has been developing state-of-the-art products and services that address the needs of a range of industry participants - from commercial airlines, airports and travel suppliers to travel agencies, corporate travel consumers, air travel consumers and cargo shippers - for the purpose of enabling such participants to conduct electronic transactions and manage travel-related information. The core businesses of the Company include ETD, APP, data network, ACS and Internet-based travel platform.

ETD

The Company's ETD system provides inventory management functions to all Chinese commercial airlines and serves as a distribution platform for the provision of products and services for domestic and overseas travel suppliers. The Company is the dominant provider of ETD solutions for China's air travel and tourism industries.

In Year 2002, in addition to continuously increasing its investment in, and enhancement of, the ETD functions and capability, the Company continued to strengthen the marketing activities for its ETD products. After launching in Hong Kong and Singapore at the end of 2001, the Billing Settlement Plan ("BSP") of the Company was also launched in Taiwan in February 2002, and the Company thereby became an ETD supplier in Taiwan. The Company entered into a comprehensive cooperation agreement with Orient Thai Airways in April 2002, which has since begun to fully utilize the ETD and APP systems provided by the Company. In addition to continuously implementing effective marketing activities for the purpose of encouraging more foreign and regional commercial airlines to use the Company's ETD system for tickets reservation and distribution, in September 2002, the Company established a direct link with the reservation system of American Northwest Airlines, which marked a significant development of the air travel distribution market in North America.

In addition, the Company continued to strengthen its efforts in developing the market for its travel products. The Company's electronic distribution system for air-travel personal injury insurance commenced operations in Kunming in April 2002, and the system has since processed 1.1 million electronic policies. In June 2002, the Company co-operated with Amadeus Global Travel Distribution S.A. ("AMADEUS") with respect to the marketing of travel businesses including global hotel reservation. At the moment, the Company has completed its technological preparation and is ready to conduct the marketing


Mr. Zhu Yong
Executive Director
CEO

technological preparation and is ready to conduct the marketing activities of its travel businesses. Through such system, domestic travel agencies will be able to provide air travel services including worldwide hotel reservation and car rental services to domestic and overseas travellers.



In Year 2002, the ETD system processed approximately 94.4 million bookings on domestic and overseas commercial airlines, representing an increase of approximately 16.1 per cent. over that in the year ended December 31, 2001 ("Year 2001"). Bookings processed by the Company's ETD system on Chinese commercial airlines and on foreign and regional airlines increased by approximately 15.8 per cent. and approximately 23.3 per cent, respectively.

APP

The Company's APP system is designed to enhance an airline's level of customer services for ground handling and processing efficiency. The Company is currently the largest provider of APP services in China.

Core businesses of the Company have become **ESSENTIAL SEGMENTS** in China's air travel and tourism industries

In order to enhance the adoption of information technology by domestic airports and to satisfy the needs of commercial airlines for revenue management and electronic ticketing and the establishment of airport hubs, the Company endeavoured to complete in Year 2002 the installation of the APP system in the top 100 domestic airports in terms of passenger volume. The building of the APP system was announced by the CAAC as one of the key projects for the adoption of information technology by the civil aviation industry in Year 2002, and the CAAC had allocated special funding to support such project. With the support of the CAAC, airports and Chinese commercial airlines, a total of 63 domestic and foreign airports adopted the APP system of the Company by the end of 2002. The Company also entered into commercial contracts with other domestic airports to install APP front-end systems, which are expected to be completed in the first half of 2003.

In the meantime, apart from increasing the utilization of the APP systems by those airports that have already installed the system, the Company also continued to improve and upgrade the functions and services of the APP system, so as to gradually integrate the APP system with the information systems of commercial airlines and airports, thereby providing seamless services to air travellers. In Year 2002, in order to build a new-generation of APP system and provide comprehensive solutions to air travellers, the Company focused its development in three respects, namely, providing check-in and boarding control based on open technology, providing specific solutions to commercial airlines and airport operation and management, and providing new products addressing the service trends of air travellers, so as to improve its existing APP system products and integrate them with the new-generation ETD system. In Year 2002, the new generation APP front-end system solely developed by the Company commenced its operations in the Shenzhen International Airport and achieved preliminary results.



In Year 2002, the APP system of the Company processed approximately 60.2 million passenger departures, which is equivalent to approximately 66.6 per cent. of the total passenger departures handled by domestic airports in China, representing an increase of approximately 28.8 per cent. over that of Year 2001.

ACS

In Year 2002, InfoSky Technology Co., Ltd. ("InfoSky"), a Sino-foreign joint venture engaged in the air cargo business jointly established by the Company and a subsidiary of Socièté Internationale de Tèlècommunications Aeronautiques Information, Networking and Computing N.V. ("SITA INC."), continued to develop and improve products suitable for the air cargo market of China and had successfully expanded its market share. With a focus on the current application of information technologies in air logistics, InfoSky commenced changing its business model in Year 2002 so as to transform its business focus within 1 to 2 years from providing air cargo information technology services to providing air logistics information technology services. As a result, InfoSky began to develop the information platform for air logistics, which provided participants with information exchange services for cargo and logistics. In addition, based on the existing users and data resources, InfoSky provided clients with value-added services such as cargo-tracking enquiry, information release and operational data consolidation.

DATA NETWORK



The Company owns and operates the largest real-time commercial data network for the civil aviation industry in China. The Company delivers its ETD, APP and ACS services through its nation-wide data network. In Year 2002, the Company adjusted the front-end network structure of its mainframe computer system in order to enhance the reliability of connections to its APP mainframe. The technology of its core network was improved, resulting in reduced complexity of system maintenance as well as increased transmission capacity. The Company also improved the whole network router, adjusted the back-up format of the whole network and improved its ability to supervise the whole network, so as to improve the safety and stability of the whole network. The Company also established new local distribution centres in Qingdao, Xi'an and Xinjiang for the distribution of products of the Group and the provision of quality services to local users in those cities.

INTERNET-BASED TRAVEL PLATFORM



With the use of Internet technology, the Company's Internet-based travel platform, which was developed by leveraging its core ETD system, APP system, data network and ACS, became even more sophisticated. In Year 2002, the Company developed Internet-based electronic ticketing solutions which integrated with the operations of commercial airlines, so that the Company could offer comprehensive services ranging from business modelling, flow design and launch of products to customised services, thereby broadening the scope of services offered to commercial airlines. In the meantime, the Company provided application services provider ("ASP") services to travel agencies such as China Junyao Group Co., Ltd.; jointly established mobile SMS platform with a mobile ASP, namely BJ Digital Network Communication Corp., to provide mobile SMS services; continued to improve contents of travelsky.com (www.travelsky.com) and connected it with the payment systems of Industrial & Commercial Bank of China and China Everbright Bank so as to increase the methods of electronic payment available on travelsky.com. In Year 2002, the number of on-line air ticket bookings made by individual consumers through travelsky.com represented approximately 2 per cent. of all bookings through the ETD system of the Company.

RESEARCH AND DEVELOPMENT

For the purposes of consolidating the technological innovation of the Company, conducting research and development on products suitable to the market, developing its own products with its own intellectual property rights and competitive edges, and realising the strategic transformation from being a system operator currently to being an advanced product and service provider, the Company had in Year 2002 reorganised its research and development system, continued to put tremendous efforts into further developing its core businesses, and gradually implemented transformations in three respects: firstly, changing from the development for a single customer to the planning and development of product lines suitable for various multi-user groups in the market; secondly, evolving from the establishment of a single platform or project to a composite platform; and thirdly, changing from the conduct of individual research and development projects to that of multiple research and development projects, giving priority to new technology and new projects, focusing mainly on product design and development and employing appropriate system and procedures.

In Year 2002, the Company continued to develop and improve the products of its new-generation ETD system, with the aim of providing participants in each segment of the value chain of the air travel and tourism industries with information technology solutions and services. The Company continued to enhance the features and widen the functions of its ETD system, which led to significant improvements in its capabilities. Through its air mileage data banks for frequent travellers, the Company provided real time connection between its ETD system and the internal management information systems of Chinese commercial airlines, as well as realising electronic management of air mileage accumulation, notices, inquiries and gift redemption for frequent travellers of Chinese commercial airlines, and thereby enabling Chinese commercial airlines to provide more convenient services to air travellers. The project jointly developed by the Company and International Aviation Transportation Association (IATA) for settlement / automatic return of bills for Chinese commercial airlines secured the accuracy of data and shortened the settlement period, which thereby improved efficiency. The Company and the Accounting Centre of China Aviation jointly developed the bill automatic settlement system for commercial airlines, which smoothly commenced its operation in Air China. The data products developed and services provided by the Company, such as the preliminary analysis products of the APP system, satisfied the need of participants in the air travel and tourism industries to use information technology solutions for enhancing their operating efficiency.

BUSINESS STRATEGY AND PROSPECTS

The Company is determined to become a provider and integrated operator of information technology services which boast core competitiveness for the air travel and tourism industries, and to maintain its position as the dominant provider of information technology solutions for China's air travel and tourism industries while striving to diversify the applications of its existing technologies, products and services to complementary business areas . In order to provide industry participants such as commercial airlines and airports with different options for expanding and diversifying their core and related businesses, and to provide air passengers with more choices which will satisfy their increasingly sophisticated demand for personalised services, the Company intends to place substantial efforts into developing new-generation ETD and APP products and services which boast internationally competitive core technologies. In addition, the Company will also extensively adopt new technologies such as open platforms and open technologies in the development of wireless and interlinked open networks, and it will insist on utilising both imported technologies and those derived from in-house research and development.

While the Company will strive to expand the scale and increase the market share of its existing core businesses, it will also, on a continuous basis, enhance its research on marketing strategies, improve its business operation model, adjust its pricing mechanism, apply flexible and effective marketing measures, and fully promote the development of marketing services systems.



Based on the Company's existing strengths, the Company will also focus on the markets for electronic distribution of tourism-related services, including air-travel personal injury insurance and hotel reservation. An Internet-based travel platform will be actively developed through a strategic integration of commercial, technological and management strengths of the Company. Meanwhile, the Company will be constantly seeking growth opportunities by developing, on the basis of in-depth market research, new products and services that are demanded by industry participants such as commercial airlines and airports, so as to maximise the value of its unique database.

In order to address the needs of the Group's business growth and market development, the Company will endeavour to develop production and information systems with first class security in Asia through the following plans: by adopting new technologies for enhancing the allocation of system resources, by further improving the structure of its application systems, by establishing a structural mechanism which will support the Group's product development strategies, by strengthening the security, reliability and interference resistance of the mainframes and the system network, and by improving on a continuous basis the functionality of its system resources.

MARKET POSITION



Our Net Profit in Year 2002 was

RMB 453.2 million





FINANCIAL REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial information of the Group contained in the financial statements (together with the notes thereto) reproduced in this annual report. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The selected historical results as discussed herein do not represent a prediction of the future business operations of the Group.

OVERVIEW

In the year ended December 31, 2002 ("Year 2002"), profit before taxation of the Group was approximately RMB459.9 million, representing an increase of 11.8 per cent. over that in the year ended December 31, 2001 ("Year 2001"). EBITDA reached approximately RMB554.6 million, representing an increase of 15.7 per cent. over that in Year 2001. Net profit was approximately RMB453.2 million, representing an increase of 11.1 per cent. over that in the previous year. The increase in profitability of the Group was mainly due to the growth in the Group's businesses.

Basic and diluted earnings per share of the Company in Year 2002 were RMB0.51.

TOTAL REVENUES



The total revenues of the Group for Year 2002 amounted to RMB977.4 million, representing an increase of approximately RMB146.6 million, or 17.7 per cent., from RMB830.8 million in Year 2001. The increase resulted principally from growth in the businesses of the Group and usage of the Group's services, which can be attributed to the growth of the PRC economy and the PRC air travel and tourism industries. The increase in total revenues reflected the following:

* ETD revenues represented 53.7 per cent. of the total revenues of the Group in Year 2002 as compared to 55.4 per cent. in Year 2001. ETD revenues increased by 14.1 per cent. to RMB524.9 million in Year 2002 from RMB459.9 million in Year 2001. The increase in revenues resulted primarily from increased usage of ETD services due to the growth of the PRC economy and the PRC air travel and tourism industries, as well as increased usage of ETD services by foreign and regional airlines.

* APP revenues represented 24.8 per cent. of the Group's total revenues in Year 2002 as compared to 24.5 per cent. in Year 2001. APP revenues increased by 19.2 per cent. to RMB242.6 million in Year 2002 from RMB203.6 million in Year 2001. The increase resulted primarily from increased sales of APP services to airports which only adopted APP services during Year 2001 and which sales amount was not fully reflected in the revenues for Year 2001, as well as from increased usage of APP services by the existing consumers of the Group who installed the APP system before Year 2002 and by airports which newly installed the APP system in Year 2002.

* Data network revenues represented 16.8 per cent. of the Group's total revenues in Year 2002 as compared to 13.8 per cent. in Year 2001. Data network revenues increased by 41.5 per cent. to RMB162.1 million in Year 2002 from RMB114.6 million in Year 2001. There is an increase in data network revenues given the significant increase in revenues brought forward by the enhanced market expandability of the Company's local distribution centres ("LDCs") and the commencement of business of the newly established LDCs in Year 2002.

* Equipment sales and other revenues decreased by 9.2 per cent. to RMB47.9 million in Year 2002 from RMB52.8 million in Year 2001. The decrease was principally caused by a decrease in sales of equipment by the Company as the CAAC provided special funds to support airports in the implementation of their own APP front-end systems.

NET REVENUES

Net revenues increased by 17.9 per cent. to RMB944.8 million in Year 2002 from RMB801.1 million in Year 2001.

OPERATING EXPENSES

Total operating expenses for Year 2002 amounted to RMB538.9 million, representing an increase of RMB104.2 million, or 24.0 per cent., from RMB434.7 million in Year 2001. The percentage increase in operating expenses was higher than the increase in total revenues, mainly because the Company improved its research and marketing strategies which thereby expanded its efforts in the research and development of new products and new technology, and partly because of the Group's efforts in expanding its market as well as in strengthening its support for localisation of consumers. The increase in operating expenses was also caused by the following:

* depreciation and amortization charge increased by 25.3 per cent., mainly because the depreciation and amortization charges for the hardware and software purchased as part of capital expenditure in Year 2001 were not fully reflected in the previous year;

* labour cost increased by 38.3 per cent., primarily due to an increase in the number of employees to support the development of the Group's business and the increase in labour cost as newly established LDCs commenced operations;

* technical support expenses increased by 23.8 per cent., due to additional technical support expenses associated with the development of the new-generation ETD and APP systems of the Group;

* commission and promotional expenses increased by 70.6 per cent., due to the growth in new APP consumers and the implementation of the Group's APP promotional programmes; and

* other operating costs of the Group increased by 21.6 per cent., mainly attributable to the increase in related costs arising from the increase in revenues as a result of the additional efforts of the Group's LDCs in expanding market in Year 2002.

As a result of the above changes in net revenues and operating expenses, the operating profit of the Group increased by RMB39.6 million, or 10.8 per cent., to RMB406.0 million in Year 2002 from RMB366.4 million in Year 2001.

SHARE OF RESULTS FROM ASSOCIATED COMPANIES

Share of results from associated companies was RMB7.3 million in Year 2001, whereas share of results from associated companies amounted to RMB14.3 million, representing an increase of RMB7.0 million in Year 2002. The main reason for such an increase was that there was an increase in the profits of associated companies.



MINORITY INTEREST

Minority interest increased by 621.3 per cent. to RMB3.5 million in Year 2002 from RMB 0.5 million in Year 2001. The reasons for such an increase were attributable to the improved profitability of subsidiary companies and the establishment of new subsidiary companies in Year 2002.

NET PROFIT

As a result of the above factors, the Group's net profit increased by 11.1 per cent. to RMB453.2 million in Year 2002 from RMB407.9 million in Year 2001.



RESERVES AVAILABLE FOR DISTRIBUTION

After the appropriation of the statutory surplus reserve fund, the statutory public welfare fund and the discretionary surplus reserve fund from the net profit as reflected in the Company's statutory financial statements prepared under PRC GAAP, the reserves available for distribution as at December 31, 2002, as stated in note 27 to the financial statements, amounted to RMB326.9 million, which is the lesser of the amounts as determined according to PRC GAAP and IFRS.

DISTRIBUTION OF DIVIDEND

The Board of Directors (the "Board") recommends the payment of a final dividend of RMB0.192 per share for Year 2002, totalling RMB170.5 million. After the appropriation of the dividend, the reserves available for distribution as at December 31, 2002 became RMB156.4 million.

NET CASH FLOWS AND LIQUIDITY

The following table summarises the cash flows of the Group for the years presented:

	Year ended December 31	
	2002	2001
	(RMB in million)	*(RMB in million)*
Net cash inflows from operating activities	**622.5**	605.1
Net cash used in investing activities	**(94.7)**	(808.6)
Net cash provided by financing activities	**(271.2)**	1,255.6
Net increase in cash and cash equivalents	**256.6**	1,052.1

The Group's working capital for Year 2002 mainly came from operating activities. Net cash inflow for operating activities amounted to RMB622.5 million.

In Year 2002, the Group had no short-term or long-term bank loans, and the Group also did not use any financial instruments for hedging purposes.

As at December 31, 2002, cash and cash equivalents of the Group amounted to RMB1,893.4 million, of which 69.7 per cent., 9.6 per cent. and 20.7 per cent. were denominated in Renminbi, US dollars and Hong Kong dollars, respectively.

CAPITAL EXPENDITURE

The total capital expenditure of the Group was RMB70.9 million in Year 2002, representing a substantial reduction of RMB181.2 million from RMB252.1 million in Year 2001.

The capital expenditure of the Group in Year 2002 consisted principally of purchases of hardware, software and equipment in accordance with the Group's ETD business strategy and software for ACS.

The total capital expenditure of the Group in Year 2002 was lower than the estimated amount of RMB205.6 million. This was due to the postponement in the implementation of part of the Group's planned capital projects to year 2003 as a result of the reform in the bidding system for domestic construction projects.

The Board estimates that the Group's planned capital expenditure for year 2003 will amount to approximately RMB432.0 million, which is mainly for the development and gradual implementation of the new-generation ETD and APP systems, the ACS and other new businesses.

The sources of funding for the capital expenditure commitments will include net proceeds from the initial public offering of the Company and internal cash flow generated from operations.

The Board estimates that the sources of funding of the Group in year 2003 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

The Board estimates that completion of the development of the new-generation ETD system will require total capital expenditure of approximately RMB1.0 billion.

EXCHANGE RISKS

The Group is exposed to foreign exchange risks related to its capital expenditure since a substantial portion of its capital expenditure involves payments for the purchase of imported equipment which are denominated in U.S. dollars. Under the current foreign exchange system in the PRC, the Group is not able to hedge effectively against currency risks, except for the cash and cash equivalents that are denominated in foreign currency.



GEARING RATIO

As at December 31, 2002, the gearing ratio of the Group was 9.1 per cent. (2001: 13.1 per cent.), which was computed by dividing the total amount of liabilities and minority interests, by the total assets of the Group as at December 31, 2002.

CONTINGENT LIABILITIES

As at December 31, 2002, the Group had no material contingent liabilities.

EMPLOYEES

As at December 31, 2002, the total number of employees of the Group was 1,170. Personnel expenses amounted to RMB99.6 million for the year ended December 31, 2002, representing 18.5 per cent. of the total operating expenses of the Group for Year 2002.

The remuneration of the employees of the Group includes salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees to be determined based on their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations.

In Year 2002, the Group continued to provide its employees with opportunities to learn skills in relation to the air travel industry, computer technologies and business administration and provide training on the latest developments in areas such as computer technologies, personal development, laws, regulations and economics.

BASIC MEDICAL INSURANCE REGULATION

On 20 February 2001, the People's Government of the Municipality of Beijing in the PRC promulgated the "Basic Medical Insurance Regulation for the Municipality of Beijing" (the "Regulation"). Given the fact that relevant regulations concerning employees' medical insurance must be applied according to the policies applicable to the place in which a company is located, the head office of the Company in Beijing implemented the Regulation from September 1, 2002 onwards. For Year 2002, the Company incurred a total amount of RMB311,900 pursuant to the Regulation for employees' medical insurance. As the amount is not substantial, the Board believes that by implementing the Regulation, the financial position of the Company has not been materially affected.

SIGNIFICANT

Our Profit Before Taxation in Year 2002 was

RMB **459.9 million**





CORPORATE GOVERNANCE REPORT

The Board of Directors (the "Board") and senior management of the Company wholeheartedly execute the corporate governance policies of the Company to ensure that all decisions are made honestly and in accordance with the principles of transparency, fairness and integrity. In addition, the corporate governance policies will provide for the necessary checks and balances. The Company strongly believes that it is the expectation of its shareholders and related persons that the Company will fully comply with the principles of good corporate governance.

THE BOARD

The Board comprises 15 Directors, including one Chairman and three Vice-Chairmen. The Company has six Executive Directors and nine Non-executive Directors, of which two are Independent Non-executive Directors. The biographies of Directors are set out in pages 79 to 84. Each Director has extensive experience in aviation, information technology or finance. The Board has been responsible in leading the Group to develop successfully.

The duties of the Board include the following: determining operational strategies and investment plans; preparing annual financial budgets and financial accounts; determining internal management structure; appointing and dismissing the general manager of the Company; appointing, employing and dismissing senior management personnel such as the deputy general managers and the financial controller of the Company nominated by the general manager of the Company. Any connected transaction proposed by the Board will be subject to the confirmation of the Independent Non-executive Directors. Members of the Board are jointly and severally responsible for the operations and management of the Company. The Board passed a resolution in Year 2001, whereby the Directors shall strictly comply with the Model Code for Securities Transactions by Directors of Listed Companies and may not deal with securities of the Company when she or he is in possession of price-sensitive information and may not execute any transactions in the securities of the Company without prior notice to the Chairman or the Company Secretary.

In Year 2002, the Board convened four board meetings with an average attendance of approximately 98 per cent.. 14 Directors attended all the board meetings.

The Company will strive to increase its

CORPORATE TRANSPARENCY

The Company Secretary is accountable to the Board for ensuring that all decisions and procedures adopted by the Board are in full compliance with the laws, regulations and the relevant requirements of the Company's Articles of Association. The Company Secretary is also responsible for assisting the Directors in discharging their duties to disclose their interests in securities and any conflict of interests relating to the Group's transactions, and their duties to comply with the restrictions on dealing with the Company's shares and the procedures in handling price-sensitive information.

AUDIT COMMITTEE

The Audit Committee is established under the Board and comprises two Independent Non-executive Directors. Meetings of the Audit Committee are convened before every results announcement of the Company for the following purposes: to review the completeness, accuracy and fairness of the financial statements of the Company; to consider reports from the management and auditors of the Company; to submit queries to and evaluate explanations from its finance department and the auditors regarding the financial status of the Company; to review issues such as the Company's internal control and financial reporting procedures; and to submit the minutes of the Audit Committee meeting to the Board.



THE SUPERVISORY COMMITTEE

The Supervisory Committee was established in accordance with the laws of the PRC and comprises eight Supervisors, including one Independent Supervisor. The Supervisory Committee convenes at least two meetings every year to review the financial position of the Company and to determine whether policies adopted by the Directors and senior management are in the best interests of the Company. The Supervisory Committee is accountable to the shareholders.

RELATIONSHIP WITH SHAREHOLDERS

The Board fully understands that it is accountable to the shareholders for the operations of the Group and therefore it pays much attention to effective communication between the Board and the Company's shareholders. The Company's website, www.travelsky.net, contains an "Investor Relations" section, which enables its shareholders to obtain the latest information of the Company such as press releases, announcements, interim reports and annual reports. Detailed financial results and results of operation of the Company are set out in its interim reports and the annual reports.



Shareholders' general meetings are the key channel of communication among Directors, Supervisors, senior management and shareholders. All Directors, Supervisors and senior management of the Company are obliged to attend the shareholders' general meetings, during which shareholders can raise questions regarding the operations and financial position of the Group. In addition to the 2001 Annual General Meeting convened in Year 2002, an Extraordinary General Meeting of the Company was held on December 9, 2002 to consider change in Directors and amendments to the Articles of Association of the Company. The average shareholding held by shareholders who attended those two meetings represented 93.4% of all issued shares of the Company.

INFORMATION DISCLOSURE



The Company has strictly complied with the requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") on disclosure of information, and has promptly and fairly disclosed to its shareholders and relevant parties all information relating to the Company which is discloseable to shareholders under the Listing Rules. In Year 2002, the Company published announcements in Hong Kong newspapers regarding new waivers for its connected transactions, the impact on the Company arising from the restructuring of the civil aviation industry in China and the establishment of a Sponsored Level I American Depositary Receipt programme.

In Year 2002, the Company convened two international roadshows, one press conference and various meetings with securities analysts and investors.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

In Year 2002, the Company fully complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

INTERNAL MANAGEMENT AND CONTROL

Following the listing of the Company, the Company has strengthened its efforts in the standardisation of its operation, and has taken a series of measures to improve its internal management for the purposes of changing its structure of operations and satisfying the requirements of the development of a listed company. The Company has achieved initial success in systematising its operations and is in the process of developing an effective motivation and control mechanisms.


Forbes
20
for 2002

In Year 2002, the Company strengthened its financial budget management, reduced financial risks, raised financial returns and enhanced supervision of its financial audit. In order to strengthen its internal control system, the Company established a Budget Committee and reviewed its financial management system. For the same purpose, the Company also reviewed the implementation of its budget on a regular basis and enhanced the regulation of its internal audit and its supervision mechanism. Furthermore, the Group improved management of funds for the Company and its local distribution centres and secured the protection of funds through the "group banking" electronic banking facility provided by Industrial and Commercial Bank of China. The Company also enhanced the level of return on its capital by way of financial instruments.

In order to effectively utilize and develop human resources and boost the initiatives and creativity of its staff, the Company implemented position management for all its staff. Posts are set up scientifically and skills of employees are fairly evaluated in order to assign the most suitable positions to the appropriate employee. A reasonable remuneration system has also been implemented gradually. In Year 2002, the Company completed the establishment and evaluation of technical positions in its business department. In accordance with the principles of internal fairness, maintenance of external competitiveness and effective cost control, the Company has established a preliminary remuneration system for its technical personnel. It is expected that the Company will complete the position management for the other departments during the first half of 2003.

In addition, the Company began to implement an internal target management system. At the beginning of 2002, the Company established the criteria and procedures for targeted result evaluation and linked the performance of each department with such targeted results evaluation system by the end of 2002, and thereby established a preliminary internal mechanism of motivation and control.

REPORT OF DIRECTORS

The Board of Directors (the "Board") of the Company is pleased to present its report together with the audited financial statements of the Group for the year ended December 31, 2002.

GROUP ACTIVITIES

The Group is the dominant provider of information technology solutions for China's air travel and tourism industries. All Chinese commercial airlines outsource their core inventory control systems to the Group. The core businesses of the Group include:

- electronic travel distribution;
- airport passenger processing;
- data network;
- air cargo system; and
- Internet-based travel platform.

An analysis of the Group's financial performance is set out under the section "Financial Review".

No analysis of the Group's revenues and contribution to operating profit by geographical areas is presented as revenues and results of the Group during Year 2002 were principally derived from the operations of the Group in the PRC.

SHARE CAPITAL STRUCTURE

The issued share capital of the Company as at December 31, 2002 amounted to 888,157,500 shares, with a par value of RMB1.00 each. As at December 31, 2002, the share capital structure of the Company was as follows:

Shares	Number of shares as at December 31, 2002	Percentage to the total number of shares in issue as at December 31, 2002 (per cent.)
Domestic Shares	577,303,500	65.00
H Shares	310,854,000	35.00

SUBSTANTIAL SHAREHOLDERS

As at December 31, 2002, in accordance with the register maintained under Section 16(1) of the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong) (the "SDI Ordinance"), the following substantial shareholders held an interest of 10 per cent. or more in their respective class of share capital of the Company:

Name of shareholder	Class	Number of shares held	Percentage of respective class of share capital (per cent.)	Percentage of total share capital (per cent.)
HKSCC Nominees Limited	H shares	310,654,000	99.9	35.0
China TravelSky Holding Company*	Domestic	198,496,500	34.4	22.3
China Southern Air Holding Company*	Domestic	116,460,500	20.2	13.2
China Eastern Air Holding Company*	Domestic	109,414,500	19.0	12.3
China National Aviation Holding Company*	Domestic	89,433,500	15.5	10.1

* Note: Reference is made to the announcement of the Company dated October 10, 2002 regarding the restructuring of the civil aviation industry in China and the formation of four aviation holding companies in China on October 11, 2002 which respectively hold equity interests in the Company as follows:

(1) *China TravelSky Holding Company*: Formerly known as Civil Aviation Computer Information Centre, China TravelSky Holding Company will continue to directly hold, among other things, approximately 22.3 per cent. interest in the Company;

(2) *China Southern Air Holding Company*: Formerly known as Southern Airlines (Group) Co., China Southern Air Holding Company will continue to directly hold approximately 9.4 per cent. interest in the Company and will also own, among other things: (i) 100 per cent. interest in China Northern Airlines Co.; and (ii) 100 per cent. interest in Xinjiang Airlines Co.. Since China Northern Airlines Co. and Xinjiang Airlines Co. hold approximately 2.8 per cent. and 1.0 per cent. interest respectively in the Company, China Southern Air Holding Company effectively controls an aggregate of approximately 13.2 per cent. interest in the Company;

(3) *China Eastern Air Holding Company*: Formerly known as Eastern Air Group Co., China Eastern Air Holding Company will continue to hold approximately 7.7 per cent. interest in the Company and will also own, among other things: (i) 100 per cent. interest in China Northwest Airlines Co.; and (ii) 100 per cent. interest in Yunnan Airlines Co.. Since China Northwest Airlines Co. and Yunnan Airlines Co. hold approximately 2.6 per cent. and 2.0 per cent. interest respectively in the Company, China Eastern Air Holding Company effectively controls an aggregate of approximately 12.3 per cent. interest in the Company; and

(4) *China National Aviation Holding Company*: A newly established holding company, China National Aviation Holding Company will directly own, among other things: (i) 100 per cent. interest in Air China; (ii) 100 per cent. interest in China Southwest Airlines Co.; and (iii) 100 per cent. interest in China National Aviation Corporation. Since Air China, China Southwest Airlines Co. and China National Aviation Corporation hold approximately 6.5 per cent., 2.9 per cent. and 0.7 per cent. interest respectively in the Company, China National Aviation Holding Company effectively controls an aggregate of approximately 10.1 per cent. interest in the Company.

Save as disclosed herein, in accordance with the register maintained under Section 16(1) of the SDI Ordinance, there were no other shareholders holding an interest of 10 per cent. or more in their respective class of share capital of the Company as at December 31, 2002.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

None of the Directors and Supervisors had, as at December 31, 2002, any interest in any shares in or debentures of the Company or any associated corporation within the meaning of the SDI Ordinance which would create a duty on the part of the Directors or Supervisors in question to notify the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which a Director or Supervisor is deemed to have under Section 31, or Part 1 of the Schedule of the SDI Ordinance) or which would be required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein, or which would be required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of Supervisors, which would be required to be notified as described above if they had been Directors.

During Year 2002, the Company did not grant its Directors, Supervisors or their respective spouses or children below the age of 18 any right to subscribe for its equity or debt securities.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the Directors (other than an independent non-executive Director, Mr Chow Kwok Wah, James) and Supervisors of the Company has entered into a service agreement with the Company. All existing Directors and Supervisors will serve a term up to October 17, 2003. Directors and Supervisors may serve consecutive terms of three years each if re-elected at general meetings.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

Some of the Directors and Supervisors of the Company are also members of management of various Chinese commercial airlines which are shareholders of the Company. The contracts or transactions entered into between the Company or any of its subsidiaries with such airline shareholders have been referred to in the section "Connected Transactions" of this Report of Directors. Except as disclosed in that section, none of the Directors or Supervisors of the Company had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party during Year 2002.

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of Directors and Supervisors are set out in note 6 to the financial statements.

INTEREST CAPITALISED

No interest was capitalised for the Group for the year ended December 31, 2002.

FIXED ASSETS

Movements in fixed assets of the Group during the year ended December 31, 2002 are summarized in note 12 to the financial statements.

RESERVES

Details of movements in reserves of the Group for the year ended December 31, 2002 are set out in the consolidated statement of changes in shareholders' equity.

DIVIDENDS

The Board recommends the payment of a final dividend of RMB0.192 per share for the year ended December 31, 2002.

STATUTORY PUBLIC WELFARE FUND

Details in relation to the statutory public welfare fund, such as the nature and application of the fund, and the basis of its calculation, are set out in note 27 to the financial statements. Details of movements of the fund are set out in the consolidated statement of changes in shareholders' equity as part of the statutory reserves.

EMPLOYEES' RETIREMENT SCHEME

Details of the employees' retirement scheme of the Group are set out in note 7 to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

Sociètè Internationale de Tèlècommunications Aeronautiques S.C. ("SITA S.C.") was the largest supplier to the Group for the year ended December 31, 2002 and the total network usage fees paid to SITA S.C. in Year 2002 accounted for 8.7 per cent. of the Group's total operating expenses (excluding depreciation and amortization expenses) for that year. During Year 2002, the total amount paid to the five largest suppliers of the Group accounted for 24.1 per cent. of the Group's total operating expenses (excluding depreciation and amortization expenses).

Sales to the largest customer of the Group, China Southern Air Holding Company, accounted for 17.6 per cent. of the Group's total revenues for the year ended December 31, 2002. During Year 2002, total sales to the Group's five largest customers accounted for 51.8 per cent. of the Group's total revenue. Three of these top five customers, China Southern Air Holding Company, China Eastern Air Holding Company, and China National Aviation Holding Company, are among the principal shareholders of the Company, holding an aggregate of approximately 35.6 per cent. of the issued share capital of the Company as at December 31, 2002. The aggregate revenue derived from the above major customers is set out in note 32 to the financial statements.

Save as disclosed above and in note 32 to the financial statements, none of the Directors, Supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold more than 5 per cent. of the Company's share capital) had any interest in any of the aforementioned suppliers and customers.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Particulars of the Company's subsidiaries and associated companies as at December 31, 2002 are set out in note 1 to the financial statements.

USE OF PROCEEDS FROM ISSUANCE OF THE H SHARES

The H shares of the Company were listed on the Stock Exchange on February 7, 2001, and the net proceeds from the issuance of H shares amounted to approximately HK$1,186.0 million. For the year ended December 31, 2002, such amount has been used in the same manner as set out in the prospectus of the Company dated January 29, 2001. In particular:

- approximately RMB297.2 million (HK$280.1 million) was used to finance a portion of the funding requirements of the ETD plan;
- approximately RMB39.0 million (HK$36.8 million) was used to finance a portion of the expansion and upgrading of the APP system;
- approximately RMB4.6 million (HK$4.3 million) was used to finance the expansion and upgrading of the ACS and other new businesses of the Company;
- approximately RMB23.9 million (HK$22.5 million) was used for daily operating activities; and
- the balance of the net proceeds is currently deposited with banks.

The Board believes that the Company currently has sufficient capital for its operations, including future expansion of its businesses in the PRC and potential strategic acquisition or investments which the Company may decide to pursue in the future.

CONNECTED TRANSACTIONS

During Year 2002, the Group continued to carry out the following transactions, which constitute connected transactions as defined in the Listing Rules, and are required to be disclosed in accordance with Chapter 14 of the Listing Rules:

(a) Provision of Services and Technological Support by the Group to the Company's promoters

In Year 2002, the Group continued to provide all the promoters/shareholders of the Company (other than CTHC) with services and technological support, including: ETD, APP, data network and ACS services. Details and financial information relating to the provision of such services by the Group during Year 2002, which are of a material nature, are set out in note 32 to the financial statements.

(b) Lease of properties by the Company from CTHC

The Company continued to lease two properties from CTHC in Year 2002. Details and financial information relating to such leases during Year 2002 are set out in note 32 to the financial statements.

(c) Transaction between SITA INC. and InfoSky

InfoSky was a joint venture company established by the Company (holding 51 per cent.) and Sociètè Internationale de Tèlècommunications Aeronautiques Greater China Holdings Limited ("SITAGCH", holding 49 per cent.) to engage in the provision of air cargo information processing system services to participants of China's air travel and tourism industries. SITAGCH provided InfoSky with certain cargo integrated services in return for payment based on usage at the rates agreed between the parties. By virtue of an internal reorganisation of the SITA group of companies, the cargo integrated services originally run by SITAGCH were transferred to SITA INC., which became the official provider of the cargo integrated services from 1 January 2002. In 2002, InfoSky also began to provide its customers with cargo-related services. In order to provide such cargo-related services, InfoSky requires SITA INC. to provide, in return for payment based on rates agreed between the parties, related state-of-the-art services including technological support and training.

As SITAGCH is a substantial shareholder of InfoSky and SITA INC. is an indirect holding company of SITAGCH, SITA INC. is a connected person of the Company. For Year 2002, total payments made by InfoSky to SITA INC. for the aforementioned services amounted to approximately US$1,119,000 (2001: US$303,000).

On June 25, 2002, the Stock Exchange granted, subject to the same conditions applicable to the Company at the time of listing of its shares, a new waiver from strict compliance with the relevant requirements of the Listing Rules regarding the connected transaction between InfoSky and SITA INC.. Under the new waiver, the aggregate amount to be paid by InfoSky to SITA INC. for each financial year shall not exceed the lower of 3 per cent. of the net tangible asset value of the Group as disclosed in the Company's latest published accounts and a cap amount of US$8.70 million (equivalent to approximately HK$67.9 million).

(d) Network usage fees paid by the Company to SITA S.C.

During Year 2002, the Company continued to engage SITA S.C. in providing data network services to the Company. The data network usage fees were determined based on the rates agreed between SITA S.C. and the Company.

Since both SITA INC. and SITA S.C. are owned and managed by almost the same group of shareholders, SITA S.C. is an associate of SITAGCH, and SITA S.C. is therefore considered as a connected person of the Company. For Year 2002, the network usage fees paid by the Company to SITA S.C. amounted to approximately RMB34,911,000 (2001: RMB36,361,000).

On June 25, 2002, the Stock Exchange granted, subject to the same conditions applicable to the Company at the time of listing of its shares, a new waiver from strict compliance with the relevant requirements of the Listing Rules regarding the connected transaction between the Company and SITA S.C.. Under the new waiver, the aggregate amount to be paid by the Company to SITA S.C. for each financial year shall not exceed the lower of 3 per cent. of the net tangible asset value of the Group as disclosed in the Company's latest published accounts and a cap amount of RMB72.00 million (equivalent to approximately HK$67.9 million).

(e) Transactions between the Company and the Cares Companies

The Cares Companies are joint venture companies established between the Company and Chinese commercial airlines and airports for distributing the products of the Company and providing better service to customers in different regions. The Cares Companies will pay fees to the Company, such as the connection and installation fees and physical identified device ("PID") fees, at the rates prescribed by the CAAC.

For Year 2002, the Company received from the Cares Companies an aggregate of approximately RMB43,592,000 for the aforementioned fees.

In the opinion of the independent non-executive directors of the Company, such connected transactions:

(i) were entered into by the Group in the ordinary and usual course of its business;

(ii) were conducted either

    (a) on normal commercial terms (which expression shall be applied by reference to transactions of a similar nature and to be made by similar entities); or

    (b) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iii) were entered into either

(a) in accordance with the terms of the agreements governing such transactions; or

(b) (where there are no such agreements) on terms no less favourable than those available to or from independent third parties;

(iv) if they fall within any of the following categories, did not exceed the upper limits set out below for the financial year ended December 31, 2002:

Categories of transactions	Cap Amount
Leasing and using properties	RMB40.00 million
Payment to SITA INC. by InfoSky	US$8.70 million
Revenues from the Cares Companies	RMB48.00 million
Expenditure to SITA S.C.	RMB72.00 million

In relation to such connected transactions, the Company has received a letter from the auditors stating that such connected transactions:

(a) have received the approval of the Board;

(b) were entered into in accordance with the pricing policies as stated in the notes to the financial statements of the Company;

(c) were entered into in accordance with the terms of the respective agreements and documents governing those transactions; and

(d) the aggregate amounts of the transactions have not exceeded the upper limits (referred to in (iv) above).

TRUST DEPOSITS AND IRRECOVERABLE OVERDUE TIME DEPOSITS

As at December 31, 2002, the Group did not have any trust deposits or irrecoverable overdue time deposits. All of the Group's cash deposits are placed with commercial banks and are in compliance with applicable laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For the year ended December 31, 2002, the Group did not purchase, sell or redeem any of the Company's securities.

AUDIT COMMITTEE AND COMPLIANCE WITH CODE OF BEST PRACTICE

The Audit Committee of the Company has discussed and reviewed with the Company's management the financial information contained in the annual report and has also discussed certain other matters including internal control and financial reporting procedures of the Company. The Board is of the opinion that the Company has complied with the requirements of the Code of Best Practice as set out in Appendix 14 to the Listing Rules during Year 2002.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive rights under the Articles of Association of the Company or under PRC laws.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in Year 2002.

AUDITORS

During the period from the date of incorporation of the Company and up to December 31, 2001, Arthur Andersen & Co in Hong Kong and Arthur Andersen ∘ Hua Qiang in the PRC were the Company's international and PRC auditors, respectively.

PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. (Certified Public Accountants in the PRC) are the Company's international and PRC auditors, respectively for Year 2002. A resolution to appoint PricewaterhouseCoopers as the Company's international auditors and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as PRC auditors, respectively, for the year ending December 31, 2003 will be proposed at the Annual General Meeting of the Company to be held on Tuesday, April 29, 2003.

By order of the Board



Chairman

March 14, 2003

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year ended December 31, 2002, members of the Supervisory Committee of the Company (the "Supervisory Committee") have diligently performed their duties in ensuring that the Company has observed and complied with the Listing Rules, the Company Law of the PRC, the Articles of Association of the Company and other relevant legislations and regulations which protect the interests of the Company and its shareholders.

The Supervisory Committee convened two meetings during Year 2002 to monitor corporate governance of the Company. The Supervisory Committee also attended meetings of the Board of Directors (the "Board") to effectively monitor that the policies and decisions made by the Board are in compliance with the Listing Rules, relevant legislative and regulatory requirements of the People's Republic of China, the Articles of Association of the Company, and the interests of the Company and shareholders. The Supervisory Committee confirms that the Board and senior management of the Company adopted prudent development policies during the year, which resulted in a continuous growth in profits and provided satisfactory returns to shareholders. The Supervisory Committee is satisfied that the Directors and senior management of the Company are committed to act honestly and to perform their duties diligently, so as to protect the best interests of the Company and shareholders. The Supervisory Committee confirms that the report of the Board for the year ended December 31, 2002 reflected the actual operational circumstances of the Company.

The Supervisory Committee has carefully reviewed the financial statements prepared by PricewaterhouseCoopers in accordance with International Financial Reporting Standards and considers that the financial statements reflect a true and fair view of the financial position and results of operations of the Company and they comply with the regulations applicable to the Company.

The Supervisory Committee confirms that the Company has not been involved in any material litigation or proceedings or arbitration, and there is no litigation or claim of material importance pending or threatened by or against the Company.

In the opinion of the Supervisory Committee, the Company has achieved satisfactory results during the year and the Supervisory Committee has confidence in the Company's future prospects and development.

By Order of the Supervisory Committee



Chairman of the Supervisory Committee

March 14, 2003

REPORT OF INTERNATIONAL AUDITORS



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

REPORT OF INTERNATIONAL AUDITORS
TO THE SHAREHOLDERS OF TRAVELSKY TECHNOLOGY LIMITED
(Established in the People's Republic of China with limited liability)

We have audited the accompanying balance sheets of TravelSky Technology Limited (the "Company") and its subsidiaries (the "Group") as of December 31, 2002 and the consolidated income statement and statement of cash flows of the Group for the year then ended. These financial statements set out on pages 36 to 73 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements present fairly, in all material respects, the financial position of the Company and the Group as of December 31, 2002 and of the results of operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards, and comply with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
March 14, 2003

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2002 (Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	2002	2001
Revenues:			
Electronic travel distribution		**524,915**	459,868
Airport passenger processing		**242,563**	203,558
Data network		**162,067**	114,609
Equipment sales and others		**47,897**	52,766
Total revenues	4,32	**977,442**	830,801
Business taxes and other surcharges		**(32,604)**	(29,652)
Net revenues		**944,838**	801,149
Operating expenses:			
Depreciation and amortisation		**(137,373)**	(109,658)
Network usage		**(49,823)**	(48,640)
Personnel		**(99,595)**	(72,019)
Operating lease rentals	32	**(37,109)**	(35,278)
Technical support services		**(27,620)**	(22,304)
Cost of equipment sold		**(4,823)**	(11,010)
Repairs and maintenance		**(18,115)**	(18,397)
Commission and promotion expenses		**(75,397)**	(44,207)
Other operating expenses		**(89,015)**	(73,206)
Total operating expenses		**(538,870)**	(434,719)
Operating profit		**405,968**	366,430
Financial income, net		**42,635**	41,956
Share of results of associated companies		**14,255**	7,289
Other expenses, net		**(2,998)**	(4,102)
Profit before taxation	5	**459,860**	411,573
Taxation	9	**(3,149)**	(3,189)
Income before minority interests		**456,711**	408,384
Minority interests		**(3,484)**	(483)
Net profit		**453,227**	407,901
Earnings per share, basic and diluted (RMB)	10	**0.51**	0.48
Weighted average number of shares outstanding (thousand)	10	**888,158**	855,314

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2002 (Amounts expressed in thousands of Renminbi)

	Note	**2002**	2001
ASSETS			
Non-current assets			
Property, plant and equipment, net	12	**340,632**	403,997
Intangible assets, net	13	**9,098**	14,238
Investments in associated companies	15	**23,646**	12,391
Other long-term investment	16	**100,000**	100,000
Other long-term assets	17	**5,746**	8,465
		479,122	539,091
Current assets			
Inventories	18	**2,018**	2,767
Accounts receivable, net	19	**4,447**	14,837
Due from associated companies		**377**	598
Due from related parties, net	32	**135,371**	168,536
Prepayments and other current assets	20	**30,826**	15,356
Short-term investments		**2,195**	—
Short-term bank deposits	21	**539,491**	516,186
Cash and cash equivalents	22	**1,893,422**	1,636,818
		2,608,147	2,355,098
Total assets		**3,087,269**	2,894,189
EQUITY AND LIABILITIES			
Capital and Reserves			
Paid in capital	25	**888,158**	888,158
Reserves	26	**1,453,674**	1,295,014
Retained earnings	27	**464,191**	333,045
		2,806,023	2,516,217
Minority interests		**37,600**	30,613
Current liabilities			
Accounts payable and accrued liabilities	23	**193,044**	167,092
Due to related parties		**22,906**	38,447
Dividends payable	11	**14,342**	124,051
Taxes payable	24	**13,140**	14,375
Deferred revenue		**214**	3,394
		243,646	347,359
Total equity and liabilities		**3,087,269**	2,894,189
Net current assets		**2,364,501**	2,007,739
Total assets less current liabilities		**2,843,623**	2,546,830

Approved by the Board of Directors on March 14, 2003.



Chairman



Director

The accompanying notes are an integral part of these financial statements.

BALANCE SHEET

AS AT DECEMBER 31, 2002 (Amounts expressed in thousands of Renminbi)

	Note	2002	2001
ASSETS			
Non-current assets			
Property, plant and equipment, net	12	**307,475**	383,235
Intangible assets, net	13	**7,293**	12,198
Investments in subsidiaries	14	**55,771**	43,127
Investments in associated companies	15	**23,646**	12,391
Other long-term investment	16	**100,000**	100,000
Other long-term assets	17	**1,795**	1,411
		495,980	552,362
Current assets			
Inventories	18	**611**	1,189
Accounts receivable, net	19	**6,710**	14,545
Due from subsidiaries		**74,531**	29,929
Due from associated companies		**377**	598
Due from related parties	32	**123,024**	162,716
Prepayments and other current assets	20	**26,348**	13,002
Short-term bank deposits	21	**520,777**	480,417
Cash and cash equivalents	22	**1,778,829**	1,570,281
		2,531,207	2,272,677
Total assets		**3,027,187**	2,825,039
EQUITY AND LIABILITIES			
Capital and Reserves			
Paid in capital	25	**888,158**	888,158
Reserves	26	**1,452,879**	1,295,014
Retained earnings	27	**462,504**	333,045
		2,803,541	2,516,217
Current liabilities			
Accounts payable and accrued liabilities	23	**187,569**	156,318
Due to subsidiaries		—	354
Due to related parties		**12,017**	14,233
Dividends payable	11	**13,303**	124,051
Taxes payable	24	**10,757**	12,166
Deferred revenue		—	1,700
		223,646	308,822
Total equity and liabilities		**3,027,187**	2,825,039
Net current assets		**2,307,561**	1,963,855
Total assets less current liabilities		**2,803,541**	2,516,217

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002 (Amounts expressed in thousands of Renminbi)

	Note	**Paid in capital**	**Reserves**	**Retained earnings**	**Total**
Balance as at January 1, 2001	26	577,304	192,708	—	770,012
Prior year adjustment	26	—	80,148	—	80,148
Restated balance as at January 1,2001		577,304	272,856	—	850,160
Profit for the year		—	—	407,901	407,901
Transfer to reserves	26	—	74,856	(74,856)	—
Proceeds from initial public offering		310,854	947,302	—	1,258,156
Balance as at December 31, 2001		888,158	1,295,014	333,045	2,516,217
Balance as at January 1, 2002		888,158	1,295,014	333,045	2,516,217
Profit for the year		—	—	453,227	453,227
Dividend for 2001	11	—	—	(163,421)	(163,421)
Transfer to reserves	26,27	—	158,660	(158,660)	—
Balance as at December 31, 2002		888,158	1,453,674	464,191	2,806,023

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASHFLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002 (Amounts expressed in thousands of Renminbi)

	Note	2002	2001
Cash flows from operating activities			
Cash generated from operating activieties	28	**625,623**	736,856
Enterprise incom tax paid		**(3,149)**	(131,748)
Net cash provided by operating activities		**622,474**	605,108
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(68,008)**	(252,123)
Increase in short-term bank deposits		**(23,305)**	(488,780)
Interest income		**—**	37,952
Dividends received from associated companies		**509**	1,322
Proceeds from disposal of property, plant and equipment		**1,027**	1,524
Acquisition of short term investment		**(2,000)**	—
Increase in other long-term investment		**—**	(100,000)
Increase in other long-term assets		**(2,868)**	(8,465)
Net cash used in investing activities		**(94,645)**	(808,570)
Cash flows from financing activities			
Investment from shareholders		**—**	1,258,156
Investment from minority shareholders of subsidiaries		**3,430**	980
Dividend paid to group shareholders		**(274,169)**	—
Dividend paid to minority shareholders of subsidiaries		**—**	(3,585)
Disbursment for other financing activities		**(486)**	—
Net cash (used in)/provided by financing activities		**(271,225)**	1,255,551
Net increase in cash and cash equivalents		**256,604**	1,052,089
Cash and cash equivalents, beginning of year		**1,636,818**	584,729
Cash and cash equivalents, end of year	22	**1,893,422**	1,636,818

The accompanying notes are an integral part of these financial statements.

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of electronic travel distribution, airport passenger processing, data network, air cargo system and Internet-based travel platform services in the PRC. Prior to the formation of the Company, these businesses were carried on by China Civil Aviation Computer Information Center ("CACI") and its subsidiaries. These entities are hereinafter collectively referred to as the "Predecessor Entities". CACI underwent a group reorganisation (the "Reorganisation") in preparation for an offering of the Company's shares (the "Offering"). Pursuant to the Reorganisation, the Company issued 100% of its ordinary shares ("Domestic Shares") in exchange for the assets, liabilities, equity interests in certain subsidiaries and associated companies, and the business of providing electronic travel distribution, airport passenger processing, data network, air cargo system and Internet-based travel platform services in the PRC previously owned by CACI. CACI is under the direct supervision and control of Civil Aviation Administration of China ("CAAC"), a ministry level body under the direct supervision of the State Council of the PRC responsible for the administration and development of the aviation industry in the PRC. A significant portion of the transactions undertaken by the Group were effected on terms determined by CAAC and other relevant PRC authorities. CACI has changed its name to China TravelSky Holding Company ("CTHC") in October 2002, and CAAC will no longer exercise its supervisory function over the state-owned assets of CTHC.

The company was listed on The Stock Exchange of Hong Kong Limited on February 7, 2001.

As at December 31, 2002, the Company had direct or indirect interests in the following subsidiaries and associated companies. All of these subsidiaries and associated companies are limited liability companies incorporated in the PRC except for TravelSky Technology (Hong Kong) Limited, which is a limited liability company incorporated in Hong Kong.

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Subsidiaries					
Hainan Civil Aviation Cares Co., Ltd. ("Hainan Cares")	March 2, 1994	55.63%	—	6,615,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Shenzhen Co., Ltd. ("Shenzhen Cares")	April 14, 1995	61.47%	—	7,000,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Hubei Co., Ltd. ("Hubei Cares")	July 25, 1997	50%	12.5%	5,000,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Cares Chongqing Information Technology Co., Ltd. ("Chongqing Cares")	December 1, 1998	51%	—	9,800,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Aviation Cares of Yunnan Information Co., Ltd. * ("Yunnan Cares")	June 15, 2000	50%	—	2,000,000	Computer hardware and software development and data network services

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of Incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Subsidiaries					
InfoSky Technology Co., Ltd. ("InfoSky")	September 20, 2000	51%	—	20,695,000	Provision of cargo management services and related software and technology development; and provision of technical support, training and consulting services
TravelSky Technology (Hong Kong) Limited	December 13, 2000	100%	—	3,162,067	Commercial services
Civil Aviation Cares of Xiamen Ltd. ("Xiamen Cares")	September 14, 2001	51%	—	2,000,000	Computer hardware and software development and data network services
Civil Aviation Cares of Qingdao Ltd. ("Qingdao Cares")	January 11, 2002	51%	—	2,000,000	Computer hardware and software development and data network services
Xi'an Kaiya Civil Aviation Science Co., Ltd. ("Xi'an Cares")	July 9, 2002	51%	—	2,000,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xinjiang Ltd. ("Xinjiang Cares")	August 16, 2002	51%	—	3,000,000	Computer hardware and software development and data network services

* The Company has the power to control the financial and operating policies of Yunnan Cares since these policies were decided by the board of directors of Yunnan Cares by simple majority votes and the Company can appoint 3 out of the total 5 board members.

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

The Company and its subsidiaries are hereinafter collectively referred to as the "Group".

Name	Date of Incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Associated Companies					
Shanghai Civil Aviation East China Cares System Integration Co., Ltd. ("Huadong Cares")	May 21, 1999	47%	—	2,000,000	Computer hardware and software development and data network services
Shenyang Civil Aviation Cares of Northeast China, Ltd. ("Dongbei Cares")	November 2, 1999	46%	—	2,000,000	Computer hardware and software development and data network services
Aviation Cares of Southwest Chengdu, Ltd. ("Xinan Cares")	November 29, 1999	44%	—	2,000,000	Computer hardware and software development and data network services

2. BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements have been prepared under the historical cost convention.

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Company and its subsidiaries are as follows:

(a) Basis of consolidation

The consolidated financial statements of the Group include the accounts of the Company and the companies that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively.

The purchase method of accounting is used for acquired businesses. Companies acquired or disposed off during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity), where significant influence is exercised by the Company, are accounted for using the equity method. An assessment of investments in associated companies is performed when there is an indication that the assets have been impaired or the impairment losses recognised in prior years no longer exist .

When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment.

All other investments are accounted for in accordance with IAS 39, Financial Instruments.

Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated. Unrealised gains arising from transactions with associated companies are eliminated to the extent of the Group's interest in the associated companies, against the investment in the associated companies. Unrealised losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

A listing of the Group's subsidiaries is shown in Note 1.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(b) Associated companies

Associated companies are entities in which the Group holds between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control and are accounted for using the equity method. Such equity interests are carried in the balance sheet at amounts that reflect its share of the net assets of the associated companies and include goodwill on acquisition. Equity accounting involves recognising in the consolidated income statement the Group's share of the profit or loss for the year of the associated companies.

Investments in associated companies are accounted for using the equity method in the Company's balance sheet.

A listing of the Group's associated companies is shown in Note 1.

(c) Measurement currency

Based on the economic substance of the underlying events and circumstances relevant to the Company and its PRC subsidiaries, the measurement currency of the Company and its PRC subsidiaries has been determined to be RMB, and the measurement currency of TravelSky Technology (Hong Kong) Limited has been determined to be Hong Kong dollars. In preparing the consolidated financial statements, financial statements of TravelSky Technology (Hong Kong) Limited are translated based on the policies as described in below Note (d).

(d) Foreign currencies

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into RMB at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities in other currencies are translated at historical rates. Exchange gains or losses arising from changes in exchange rates subsequent to the transaction dates are included in the determination of net profit.

The Group did not enter into any hedge contracts during any of the periods presented.

Where the operations of a foreign company are integral to the operations of the Company, the translation principles are applied as if the transactions of the foreign operation had been those of the Company. At each balance sheet date, foreign currency monetary items are translated using the closing rate, non-monetary items, which are carried at historical cost, are translated using the historical rate as of the date of acquisition and non-monetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. Income and expense items are translated at the exchange rates in place on the dates of the transactions. Resulting exchange differences are recognised in the income statement during the year.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(d) Foreign currencies *(continued)*

The foreign consolidated subsidiary is regarded as foreign entity if it is financially, economically and organisationally autonomous. Its reporting currency is the respective local currency. Financial statements of a foreign consolidated subsidiary are translated at year-end exchange rates with respect to the balance sheet, and at exchange rates at the dates of the transactions with respect to the income statement. All resulting translation differences are included in a translation reserve in equity.

Any goodwill or fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are recorded using the exchange rate at the effective date of the transaction. Exchange differences arising on a monetary item that, in substance, forms part of the Company's net investment in a foreign entity are classified as equity in the consolidated financial statements until the disposal of the net investment. Exchange differences on transactions which hedge the Company's net investment in a foreign entity are taken directly to the translation reserve in equity.

On the disposal of a foreign entity, the cumulative amount of exchange differences that relate to the foreign entity is recognised as income or as expenses in the same period in which the gain or loss on disposal is recognised.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment loss. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. When the expenditure results in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised.

Depreciation of property, plant and equipment is provided using the straight-line method over their estimated useful lives, after taking into consideration their estimated residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Computer systems and software	3-11 years
Motor vehicles	6 years
Furniture, fixtures and other equipment	5-9 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the determination of net profit.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(e) Property, plant and equipment *(continued)*

Assets under construction represent buildings under construction and computer systems and equipment pending installation, and are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

(f) Intangible assets

Intangible assets mainly represent software.

Cost of acquisition of the new software is capitalised and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortised on a straight line basis over 2-3 years.

Costs incurred in order to restore or maintain the future economic benefits that an enterprise can expect from the originally assessed standard of performance of existing software systems are recognised as an expense when the restoration or maintenance work is carried out.

(g) Research and development costs

Expenditures for research and development are charged against income in the period incurred except for software development costs which comply strictly with the following criteria:

- the software is clearly defined and costs are separately identified and measured reliably;
- the technical feasibility of the software is demonstrated;
- the software will be sold or used in-house;
- a potential market for the software or its usefulness for internal use is demonstrated; and
- adequate technical, financial and other resources required for completion of the software development are available.

Capitalised development costs are amortised on a straight-line basis over their expected useful lives. The period of amortisation does not normally exceed 5 years. During the year ended December 31, 2002, no development costs were capitalised as they did not meet all the conditions listed above (2001: nil).

The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognised in previous years no longer exist.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(h) Impairment of assets

Financial instruments are reviewed for impairment at each balance sheet date.

For financial assets carried at amortised cost, whenever it is probable that the company will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the income statement. Reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognised to the extent it does not exceed what amortised cost would have been had the impairment not been recognised.

For available-for-sale financial assets, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period when there is objective evidence that the asset is impaired. The recoverable amount of a debt instrument remeasured to fair value is the present value of expected future cash flows discounted at the current market interest rates for a similar financial asset. A reversal of an impairment loss is recorded when the decrease in the impairment loss can be objectively related to an event occurring after the write down. Such reversal is recorded in income.

Property, plant and equipment, intangible assets, investment in subsidiaries and associated companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in income for items of property, plant and equipment, intangible assets, investment in subsidiaries and associated companies carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognised to the extent it does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for that asset in prior years.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(i) Investments

The Group classified its investments into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realise them within 12 months of the balance sheet date.

All purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Available-for-sale and trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

Gains or losses on measurement to fair value of available-for-sale investments are recognised directly in the fair value reserve in shareholders' equity, until the investment is sold or otherwise disposed off, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period.

Changes in the fair values of trading investments are included in financial expense.

Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

(j) Financial instruments

Financial assets and financial liabilities carried on the balance sheet mainly include cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, due from associated companies and related parties, treasury bonds, other long-term assets, accounts payable and due to related parties. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies.

Financial instruments issued by the Group are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company and the Group have a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(k) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessor are accounted for as operating leases. Rental payments under operating leases are charged to expense based on the straight-line method over the period of the leases.

(l) Inventories

Inventories, which principally comprise equipment for sale, spare parts and consumable items, are carried at the lower of cost or net realisable value. Cost is determined based on the first-in, first-out ("FIFO") method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

(m) Accounts Receivable and provision for bad debts

Accounts receivable are initially recorded at actual amounts. Provisions for bad debts are made based on the assessment of their collectibility and are provided for using the "allowance method". Based on the actual circumstances and experiences, specific provisions are set against balances that have been assessed to be uncollectible. A general provision is then set against the remaining balance based on the aging using the respective percentages as tabulated below:

Aging	Provision for bad debts as a percentage of accounts receivable
Between 7 months and 1 year	25%
Between 1 and 2 years	50%
Over 2 years	100%

(n) Cash and cash equivalents

Cash represents cash in hand and deposits with banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(o) Taxation

Taxation of the Group except for TravelSky Technology (Hong Kong) Limited is provided based on the tax laws and regulations applicable to PRC enterprises. The Group provides for PRC enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes.

Hong Kong profits tax of TravelSky Technology (Hong Kong) Limited is provided on the estimated assessable profits arising in or derived from Hong Kong during the year.

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilised.

Other tax liabilities are provided in accordance with the regulations issued by the PRC government authorities.

(p) Retirement scheme

The fixed contributions for retirement benefits made under defined contribution schemes are charged to expense in the year to which they relate.

(q) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation can be made for the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. When discounting is used, the increase in provision reflecting the passage of time is recognised as interest expense.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(r) Revenue recognition

Revenue is recognised, net of sales discount, when it is probable that the economic benefits associated with the transaction will flow to the Group and the revenue and costs incurred or to be incurred in respect of the transaction can be measured reliably on the following basis:

- Revenue for electronic travel distribution services from fixed price contracts is recognised on the straight-line basis over the period of the contracts;
- Revenue for electronic travel distribution services from contracts other than fixed price contracts is recognised when the services are rendered;
- Revenue for airport passenger processing services is recognised when the services are rendered;
- Revenue for data network services is recognised as revenue when the services are rendered;
- Sale of equipment is recognised when title passes to the buyer;
- Revenue for equipment installation project is recognised by reference to the stage of completion when this can be measured reliably. The stage of completion is determined in the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent of expenses recognised that are recoverable. In the period in which it is determined that a loss will result from the performance of the contract, the entire amount of the estimated ultimate loss is charged against income; and
- Interest income from deposits in banks or other financial institutions is recognised on an accrual basis.

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

4. REVENUES

Revenue primarily comprises the fees earned by the Group for the use of the Group's electronic travel distribution, airport passenger processing, data network and air cargo system, which provide flight seat control and sales, real-time check in, flight allocation, cargo management services and data-intensive communication services.

These fees are primarily effected on terms determined by CAAC and other relevant PRC authorities. A substantial portion of these fees was generated from customers, which have become shareholders of the Company after the Reorganisation.

(1) Electronic travel distribution services are provided by the Group's Inventory Control System and Computer Reservation System, which provide real-time flight seat control and flight reservation information for the airlines and travel agencies.

(2) Airport passenger processing services are provided by the Group's Airport Passenger Processing System, which provides check-in, boarding, baggage control, flight navigation and flight allocation services for airlines and airports located in the PRC and in several foreign cities.

(3) The Group charges airlines, airports and travel agencies for the use of the Group's data network.

(4) The Group provides air cargo system and computer system installation services to airlines and airports. In addition, the Group also sells equipment related to the use of the Group's systems to airlines, airports and travel agencies.

5. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging (crediting) the following:

	2002 ***RMB'000***	2001 *RMB'000*
After charging:		
Depreciation	**130,298**	106,300
Amortisation	**7,075**	3,358
Loss on disposal of property, plant and equipment	**5,133**	4,650
Operating lease rentals	**37,109**	35,278
Write-back of provision for decline in net realisable value of inventories	**—**	(969)
Provision for (Write-back of) doubtful debts	**2,981**	(574)
Cost of inventories sold	**9,551**	21,445
Contributions to defined contribution pension scheme	**1,113**	891
Auditors' remuneration	**1,467**	1,981
Exchange loss (Gain)	**(252)**	417
Contribution to housing fund	**1,968**	1,299
Research and development expenses	**68,314**	64,867
After crediting:		
Interest income	**42,081**	42,382

6. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

	2002 RMB'000	2001 RMB'000
Fees for executive directors	—	—
Fees for non-executive directors	—	—
Fees for supervisors	—	—
Other emoluments for executive directors:		
— basic salaries and allowances	**337**	302
— bonus	**1,202**	930
— retirement benefits	**40**	44
Other emoluments for non-executive directors	—	—
Other emoluments for supervisors	**725**	621
Total	**2,304**	1,897

No director had waived or agreed to waive any emoluments during the years.

Details of emoluments paid to the five highest-paid employees (mainly senior executives) are as follows:

	2002 RMB'000	2001 RMB'000
Basic salaries and allowances	**341**	295
Bonus	**1,202**	943
Retirement benefits	**40**	43
	1,583	1,281
Number of directors	**4**	3
Number of employees	**1**	2
	5	5

The annual emoluments paid during the year ended December 31, 2002 to each of the directors (including the five highest paid employees) fell within the band from RMB nil to RMB 1 million (2001: from RMB nil to RMB 1 million).

During the year ended December 31, 2002, no emolument was paid to the five highest-paid individuals (including directors and employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2001: nil).

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

7. RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make specified contributions to the state-sponsored pension scheme at the rate of 16% of the employees' basic salaries for the year ended December 31, 2002 (2001: 16%). The contributions to the pension scheme made by the Group for the year ended December 31, 2002 amounted to RMB 1,113,000 (2001: RMB 891,000). Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions made.

8. HOUSING FUND

All the full-time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used by the Group for the construction of employee quarters, by the employees for housing purchases, or may be withdrawn upon their retirement. The Group is required to make annual contributions to a state-sponsored housing fund equivalent to a certain percentage of each employee's salary. The contributions by the Group to the housing fund for the year ended December 31, 2002 amounted to approximately RMB 1,968,000 (2001: RMB 1,299,000).

The average number of employees in 2002 was 1,170 (2001: 912).

9. TAXATION

Income Tax

	2002 ***RMB'000***	2001 *RMB'000*
PRC enterprise income tax-current	**2,690**	3,114
Hong Kong profits tax-current	**459**	75
Deferred taxation	**—**	—
	3,149	3,189

Under PRC income tax law, the Company is subject to enterprise income tax ("EIT") at a rate of 33% on the taxable income as reported in its statutory accounts which are prepared based on the accounting principles and financial regulations applicable to PRC enterprises. However, the Company was registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau (Document (2000) Haiguoshuiersuo No.19) to enjoy an exemption from EIT from October 1, 2000 to December 31, 2002.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 7.5% to 33%. These subsidiaries are located in special economic zones (Hainan Cares, Shenzhen Cares and Xiamen Cares) for which the applicable tax rate is 15%, or designated as "New Technology Enterprise" (Chongqing Cares) for which the applicable tax rate is 33%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations. The taxation of the Group for the year ended December 31, 2002 represents the income tax provisions made by these subsidiaries.

9. TAXATION *(continued)*

The reconciliation of EIT at the statutory rate of 33% applied to income before taxation for the years ended December 31, 2002 and 2001, to the effective rate actually recorded in the consolidated income statement, is as follows:

	2002	2001
Statutory tax rate	**33.0%**	33.0%
Effect of tax holidays available to the Company	**(31.8)%**	(31.5)%
Effect of preferential tax rates applicable to certain subsidiaries	**(0.5)%**	(0.7)%
Effective income tax rate	**0.7%**	0.8%

There were no material temporary differences for which deferred taxation had not been provided for as at the balance sheet dates.

The combined effect of tax holidays available to the Company and the preferential tax rates applicable to certain subsidiaries is as follows:

	2002	2001
Aggregate amount (RMB'000)	**148,604**	132,630
Per share effect (RMB)	**0.17**	0.16

However, the preferential tax treatments the entities comprising the Group obtained, including the EIT exemption enjoyed by the Company from October 1, 2000 to December 31, 2002 as mentioned above, may be subject to review by higher authorities. Should the preferential tax treatments not be available to the Group, additional EIT expenses may arise.

Business Taxes

The Group is subject to business taxes on its service revenues:

Electronic travel distribution, airport passenger processing, data network and air cargo system	3%
Training, technical support service, rental and others	5%

Value-Added Tax ("VAT")

The Group's sales of equipment are subject to Value Added Tax (VAT). The Company and one of its subsidiary (InfoSky) are certified by the tax authorities as general tax payers, and other subsidiaries of the Company are small-scale VAT tax payers. The applicable tax rate is 17% for general tax payers, and 4%-6% for small-scale VAT tax payers.

For general tax payers, input VAT from purchase of equipment for sale can be netted off against output VAT from sales.

VAT payable or receivable is the net difference between periodic output and deductible input VAT.

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

10. EARNINGS PER SHARE

Earnings per share for the year ended December 31, 2002 and December 31, 2001 have been computed by dividing the net profit of RMB 453,227,000 and RMB 407,901,000, by the weighted average number of 888,157,500 and 855,314,000 ordinary shares issued and outstanding for the years ended December 31, 2002 and December 31, 2001, respectively.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2002 and 2001.

11. DIVIDENDS

The shareholders in the Annual General Meeting on May 10, 2002 approved the final dividend in respect of 2001 of RMB 0.184 per share amounting to a total of RMB 163,421,000. The amount was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2002.

The Board of Directors proposed a final dividend of RMB0.192 per share for the year ended December 31, 2002, totaling approximately RMB170,526,000. The proposed dividend distribution is subject to shareholders' approval in their next general meeting. Because of the adoption of the revised IAS 10, "Events After the Balance Sheet Date", the dividend approved after the balance sheet date will be recorded in the Group's financial statements for the year ending December 31, 2003. After the appropriation of the dividend, the reserve available for distribution as at December 31, 2002 was approximately RMB156,434,000 (2001: RMB 72,015,000).

	2002	2001
Dividend proposed after year end		
Proposed final dividend (RMB'000)	**170,526**	163,421
Dividend per share (RMB)	**0.192**	0.184

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

12. PROPERTY, PLANT AND EQUIPMENT, NET

As at December 31, property, plant and equipment comprised:

The Group:

	Buildings *RMB'000*	Computer systems and software *RMB'000*	Motor vehicles *RMB'000*	Furniture, fixtures and other equipment *RMB'000*	Assets under construction *RMB'000*	Total *RMB'000*
Cost						
As at January 1, 2001	3,848	802,793	12,048	8,249	3,232	830,170
Purchases	7,115	75,213	2,822	6,274	143,103	234,527
Transfer upon completion	1,532	143,822	—	—	(145,354)	—
Disposals	—	(94,193)	—	(1,177)	—	(95,370)
As at December 31,2001	12,495	927,635	14,870	13,346	981	969,327
Purchases	2,611	55,134	5,579	1,280	7,967	72,571
Disposals	(15)	(118,815)	—	(405)	(25)	(119,260)
As at December 31,2002	15,091	863,954	20,449	14,221	8,923	922,638
Accumulated depreciation						
As at January 1, 2001	(1,369)	(537,878)	(5,767)	(3,212)	—	(548,226)
Charge for the year	(335)	(102,697)	(1,668)	(1,600)	—	(106,300)
Write-back on disposals	—	88,315	—	881	—	89,196
As at December 31, 2001	(1,704)	(552,260)	(7,435)	(3,931)	—	(565,330)
Charge for the year	(773)	(126,493)	(2,203)	(829)	—	(130,298)
Write-back on disposals	—	113,301	—	321	—	113,622
As at December 31, 2002	(2,477)	(565,452)	(9,638)	(4,439)	—	(582,006)
Net book value						
As at December 31, 2001	10,791	375,375	7,435	9,415	981	403,997
As at December 31, 2002	12,614	298,502	10,811	9,782	8,923	340,632

12. PROPERTY, PLANT AND EQUIPMENT, NET *(continued)*

The Company:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
As at January 1, 2001	—	782,732	8,683	6,502	3,232	801,149
Purchases	—	73,323	1,586	4,390	142,842	222,141
Transfer upon completion	1,532	143,822	—	—	(145,354)	—
Disposals	—	(93,921)	—	(977)	—	(94,898)
As at December 31, 2001	1,532	905,956	10,269	9,915	720	928,392
Purchases	752	49,629	1,927	982	720	54,010
Disposals	—	(113,792)	—	(261)	—	(114,053)
As at December 31, 2002	2,284	841,793	12,196	10,636	1,440	868,349
Accumulated depreciation						
As at January 1, 2001	—	(525,855)	(3,676)	(2,215)	—	(531,746)
Charge for the year	(21)	(99,812)	(1,287)	(1,297)	—	(102,417)
Write-back on disposals	—	88,143	—	863	—	89,006
As at December 31, 2001	(21)	(537,524)	(4,963)	(2,649)	—	(545,157)
Charge for the year	(97)	(122,718)	(1,447)	(850)	—	(125,112)
Write-back on disposals	—	109,083	—	312	—	109,395
As at December 31, 2002	(118)	(551,159)	(6,410)	(3,187)		(560,874)
Net book value						
As at December 31, 2001	1,511	368,432	5,306	7,266	720	383,235
As at December 31, 2002	2,166	290,634	5,786	7,449	1,440	307,475

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

13. INTANGIBLE ASSETS, NET

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cost				
As at January 1	**17,596**	—	**15,053**	—
Additions	**1,935**	17,596	**1,648**	15,053
As at December 31	**19,531**	17,596	**16,701**	15,053
Accumulated amortisation				
As at January 1	**(3,358)**	—	**(2,855)**	—
Amortisation for the year	**(7,075)**	(3,358)	**(6,553)**	(2,855)
As at December 31	**(10,433)**	(3,358)	**(9,408)**	(2,855)
Net book value				
as at December 31	**9,098**	14,238	**7,293**	12,198

The intangible assets of the Group and Company represent computer software acquired.

14. INVESTMENTS IN SUBSIDIARIES

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Share of net assets	—	—	**55,771**	43,127

A listing of the Group's subsidiaries is shown in Note 1.

15. INVESTMENTS IN ASSOCIATED COMPANIES

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Share of net assets	**23,646**	12,391	**23,646**	12,391

A listing of the Group's associated companies is shown in Note 1.

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

16. OTHER LONG-TERM INVESTMENT

As at December 31, the Company and the Group had the following held-to-maturity investment:

	Interest rate and maturity	2002 *RMB'000*	2001 *RMB'000*
Treasury bonds	3% per annum with maturity in December 2008	**100,000**	100,000

17. OTHER LONG-TERM ASSETS

As at December 31, other long-term assets comprised:

	The Group		The Company	
	2002 ***RMB'000***	2001 *RMB'000*	**2002** ***RMB'000***	2001 *RMB'000*
Prepayment for purchase of buildings	—	3,833	—	—
Rental deposits and other long term assets	**5,746**	4,632	**1,795**	1,411
Total	**5,746**	8,465	**1,795**	1,411

18. INVENTORIES

	The Group		The Company	
	2002 ***RMB'000***	2001 *RMB'000*	**2002** ***RMB'000***	2001 *RMB'000*
Equipment for sale	**1,637**	1,953	**505**	385
Spare parts	**347**	781	**80**	774
Other	**34**	33	**26**	30
Total	**2,018**	2,767	**611**	1,189
Less: Provision for decline in net realisable value	—	—	—	—
	2,018	2,767	**611**	1,189

Inventories with a total carrying value of approximately RMB nil as at December 31, 2002 and 2001 are stated at net realisable value.

No inventories have been pledged as security for borrowings.

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

19. ACCOUNTS RECEIVABLE, NET

As at December 31, accounts receivable comprised:

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts receivable	**9,043**	16,452	**10,654**	15,901
Provision for doubtful debts	**(4,596)**	(1,615)	**(3,944)**	(1,356)
Accounts receivable, net	**4,447**	14,837	**6,710**	14,545

The credit period is normally within six months after the services are rendered.

The aging analysis of accounts receivable is as follows:

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**3,811**	11,450	**5,422**	10,899
Over 6 months but within 1 year	**651**	835	**651**	835
Over 1 year but within 2 years	**1,599**	2,008	**1,599**	2,008
Over 2 years but within 3 years	**1,078**	397	**1,078**	397
Over 3 years	**1,904**	1,762	**1,904**	1,762
	9,043	16,452	**10,654**	15,901

20. PREPAYMENTS AND OTHER CURRENT ASSETS

As at December 31, prepayments and other current assets comprised:

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Prepayments	**5,165**	2,694	**4,088**	1,439
Other current assets	**25,661**	12,662	**22,260**	11,563
Total	**30,826**	15,356	**26,348**	13,002

21. SHORT-TERM BANK DEPOSITS

The weighted average annual interest rate on short-term bank deposits was 2.39% (2001: 2.52%) and these deposits have an average maturity of 404 days (2001: 267 days).

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

22. CASH AND CASH EQUIVALENTS

As at December 31, cash and cash equivalents consisted of:

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash				
RMB	**223**	173	**139**	52
HKD denominated	**55**	84	—	—
USD denominated	**88**	—	—	—
GBP denominated	**11**	—	—	—
EUR denominated	**17**	—	—	—
	394	257	**139**	52
Demand deposits				
RMB	**1,319,654**	848,525	**1,283,045**	816,209
USD denominated	**181,426**	240,715	**112,635**	211,659
HKD denominated	**391,126**	547,185	**383,010**	542,361
JPY denominated	**822**	136	—	—
	1,893,028	1,636,561	**1,778,690**	1,570,229
Total cash and cash equivalents	**1,893,422**	1,636,818	**1,778,829**	1,570,281

23. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts payable	**49,924**	59,777	**48,229**	57,781
Accrued departure technology support fee	**68,052**	45,728	**74,560**	45,728
Accrued technical bonus to employees	**41,647**	27,091	**41,647**	27,091
Accrued rentals	**208**	5,485	—	5,485
Accrued technical support fee	**8,093**	3,212	**8,093**	3,212
Accrued network usage fees	**7,112**	1,060	**5,243**	1,060
Pension contributions	—	340	—	340
Other accruals	**18,008**	24,399	**9,797**	15,621
	193,044	167,092	**187,569**	156,318

As of December 31, 2002, approximately RMB 43,860,287 of the above balances were denominated in US dollars (2001: RMB 53,315,000).

23. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES *(continued)*

The aging analysis of accounts payable is as follows:

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**15,609**	57,136	**14,428**	55,238
Over 6 months but within 1 year	**328**	1,736	**13**	1,639
Over 1 year but within 2 years	**33,987**	—	**33,788**	—
Over 2 years but within 3 years	—	324	—	323
Over 3 years but within 4 years	—	581	—	581
Total accounts payable	**49,924**	59,777	**48,229**	57,781
Accrued liabilities	**143,120**	107,315	**139,340**	98,537
	193,044	167,092	**187,569**	156,318

24. TAXES PAYABLE

	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Enterprise income tax payable (note26)	**1,425**	1,714	—	—
Business tax payable	**10,169**	12,575	**9,478**	12,190
VAT payable	**62**	(204)	**50**	(182)
Other	**1,484**	290	**1,229**	158
	13,140	14,375	**10,757**	12,166

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

25. PAID-IN CAPITAL

The paid-in capital as at December 31, 2002 represented 577,303,500 Domestic Shares that were issued by the Company upon incorporation and 310,854,000 H Shares that were issued by the Company in February, 2001.

	2002 Number of shares *RMB'000*	2002 Amount *RMB'000*
Authorised:		
Domestic Shares of RMB1 each:	577,304	577,304
H Shares of RMB1 each:	310,854	310,854
Total shares of RMB1 each:	888,158	888,158
Issued and fully paid:		
Domestic Shares of RMB1 each:	577,304	577,304
H Shares of RMB1 each:	310,854	310,854
Total shares of RMB1 each:	888,158	888,158

26. RESERVES

	Capital Surplus *RMB'000*	Statutory Surplus Reserve Fund *RMB'000*	Statutory Public Welfare Fund *RMB'000*	Discretionary Surplus Reserve Fund *RMB'000*	Total *RMB'000*
Group					
Balance as at January 1, 2001	167,506	16,801	8,401	—	192,708
Prior year adjustment (note)	80,148	—	—	—	80,148
Restated balance as at January 1, 2001	247,654	16,801	8,401	—	272,856
Net proceeds from public offering	947,302	—	—	—	947,302
Transfer from retained earnings	—	38,415	36,441	—	74,856
Balance as at December 31, 2001	1,194,956	55,216	44,842	—	1,295,014
Transfer from retained earnings	—	42,889	42,888	72,883	158,660
Balance as at December 31, 2002	1,194,956	98,105	87,730	72,883	1,453,674
Company					
Balance as at January 1, 2001	167,506	16,801	8,401	—	192,708
Prior year adjustment (note)	80,148	—	—	—	80,148
Restated balance as at January 1, 2001	247,654	16,801	8,401	—	272,856
Net proceeds from public offering	947,302	—	—	—	947,302
Transfer from retained earnings	—	38,415	36,441	—	74,856
Balance as at December 31, 2001	1,194,956	55,216	44,842	—	1,295,014
Transfer from retained earnings	—	42,491	42,491	72,883	157,865
Balance as at December 31, 2002	1,194,956	97,707	87,333	72,883	1,452,879

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

26. RESERVES *(continued)*

Note:

Enterprise income tax payable (note 24) in prior periods included an amount of approximately RMB80million relating to a revaluation made in earlier years of certain fixed assets taken over by the Company as part of the transfer of undertakings from CTHC (formerly known as CACI), its predecessor company, upon the Company's establishment on October 18, 2000. It was not the intention of CTHC that this liability, if any, be transferred to the Company.

Accordingly, an adjustment has been made in these accounts to reduce the liabilities and to increase the Group's capital surplus by RMB80million as at October 18, 2000.

27. APPROPRIATIONS AND DISTRIBUTION OF PROFIT

In accordance with the Articles of Association of the Company, earnings available for distribution by the Company will be deemed to be the lower of the amounts determined in accordance with (a) the applicable financial rules and regulations in the PRC ("PRC GAAP"), and (b) IFRS.

According to the Articles of Association of the Company, the distributable net profit after taxation and minority interests is determined after allowance has been made for:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve funds at 10% of the after-tax profit, as determined under PRC GAAP, until the cumulative amounts reach 50% of the Company's registered capital. The statutory surplus reserve funds may be converted into capital provided that it is approved by a resolution at a shareholders' general meeting and its balance does not fall below 25% of the new registered capital; and

(iii) appropriation to the statutory public welfare funds at 5% to 10% (at the discretion of the Board of Directors) of the after-tax profit, as determined under PRC GAAP, which can only be used for the collective welfare of the employees.

The shareholders in the Annual General Meeting on May 10, 2002 approved the appropriation of RMB72,883,000 to the discretionary surplus reserve. The amount was accounted for in shareholder's equity as an appropriation of retained earnings in the year ended December 31, 2002.

For the year ended December 31, 2002, the Board of Directors proposed appropriations of 10%, 10% and 20% of the net profit (2001: 10%, 10% and 20% respectively) as reflected in the Company's statutory financial statements prepared under PRC GAAP, or RMB42,491,000, RMB42,491,000 and RMB84,982,000 (2001: RMB36,442,000, RMB36,441,000 and RMB72,883,000), to the statutory surplus reserve fund , the statutory public welfare fund and the discretionary surplus reserve fund, respectively.

The proposed appropriation of RMB84,982,000 (20% of net profit after tax) to the discretionary surplus reserve fund for the year ended December 31, 2002 is subject to shareholders' approval at the next general meeting. Because of the adoption of the revised IAS 10, "Events After the Balance Sheet Date", the appropriation to the discretionary surplus reserve fund that was proposed after December 31, 2002 will be recorded in the Group's financial statements for year ended December 31, 2003.

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

27. APPROPRIATIONS AND DISTRIBUTION OF PROFIT *(continued)*

After the appropriations mentioned above, the reserve available for distribution as at December 31, 2002 was approximately RMB326,960,000 (2001: RMB235,436,000), which is the lesser of the amounts determined in accordance with PRC GAAP and IFRS.

28. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH GENERATED FROM OPERATIONS

	2002 *RMB'000*	2001 *RMB'000*
Profit before taxation and minority interests	**459,860**	411,573
Adjustments for:		
Depreciation and amortisation	**137,373**	109,658
Interest income	**—**	(42,382)
Loss on disposal of property, plant and equipment	**5,133**	4,650
Provision for (Write-back of) doubtful debts	**2,981**	(574)
Write-back of provision for decline in net realisable value of inventories	**—**	(969)
Share of results from associated companies	**(14,255)**	(7,289)
Operating profit before working capital changes	**591,092**	474,667
Decrease (increase) in current assets:		
Accounts receivable	**7,409**	30,605
Inventories	**749**	7,882
Prepayments and other current assets	**(12,323)**	20,436
Due from related parties/associated companies	**32,215**	72,127
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	**26,437**	101,934
Deferred revenue	**(3,180)**	(4,986)
Due to related parties	**(15,541)**	31,765
Taxes payable	**(1,235)**	2,426
Cash generated from operating activities	**625,623**	736,856

29. FINANCIAL INSTRUMENTS

Financial risk management

The Group is exposed to market risks arising from changes in interest and foreign exchange rates. The Group does not use any derivative financial instruments to manage those risks.

Fair values

The Group's financial instruments mainly consist of cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, due from associated companies and related parties, treasury bonds, other long-term assets, accounts payable and due to related parties.

The carrying amounts of the Group's financial instruments except for treasury bonds and other long-term assets approximated their fair values as at December 31, 2002 because of the short maturities of these instruments.

The fair value of the treasury bonds as at December 31, 2002 was approximately RMB101,100,000. The carrying amount of other long-term assets approximated their fair value based on their present value of the estimated cash flows. Fair value has been determined by discounting the relevant cash flows using current interest rates for similar instruments at the balance sheet date.

Credit risks

The extent of the Group's credit exposure is represented by aggregated balance of cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, amounts due from associated companies and related parties and treasury bonds. The maximum credit risk exposure in the event that other parties fail to perform their obligations under these financial instruments was approximately RMB 2,678 million as at December 31, 2002 (2001: RMB 2,440 million).

Counterparties to financial instruments primarily consist of State-owned banks in the PRC, and a large number of airlines and travel agents. The Group does not expect any counterparties to fail to meet their obligations. The Group has concentrations of credit risk with these entities.

Foreign currency risk

The Group is exposed to foreign exchange risk related to its capital expenditures because a substantial portion of its capital expenditures represents imported equipment that is purchased in U.S. dollars. Under the current foreign exchange system in the PRC, the Group is not able to hedge effectively against currency risks except for the cash and cash equivalents that denominated in foreign currency. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

30. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing electronic travel distribution, airport passenger processing, data network, air cargo system and internet-based travel platform services in the PRC. The Group's chief decision maker for operation is considered to be the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for the year ended December 31, 2002 and 2001. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

31. COMMITMENTS

(a) Capital commitments

As at December 31, the Group had the following capital commitments:

	2002 ***RMB'000***	2001 *RMB'000*
Authorised and contracted for		
— Computer Hardware	**15,151**	—
— Computer Software	**4,707**	—
Authorised but not contracted for		
— Computer Hardware	—	6,711
Total	**19,858**	6,711

The above capital commitments primarily relate to the acquisition and installation of the next generation electronic travel distribution system.

Approximately RMB2.3 million of the capital commitments outstanding as at December 31, 2002 was denominated in U.S. dollars (2001: RMB1.4 million).

(b) Operating lease commitments

As at December 31, 2002, the Group had the following commitments under operating leases:

	2002 ***RMB'000***	2001 *RMB'000*
Within one year	**32,045**	30,406
Later than one year but not later than five years	**120,469**	120,469
Later than five years	**80,627**	120,328
Total	**233,141**	271,203

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

31. COMMITMENTS *(continued)*

(c) Equipment maintenance fee commitments

As at December 31, 2002, the Group had total equipment maintenance fee commitments of approximately RMB5.0 million (2001: RMB2.2 million).

32. RELATED PARTY TRANSACTIONS

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

The following is a summary of significant recurring transactions carried out with the Group's related parties.

(1) Related parties

The major related parties of the Company and the group are as follows:

Name	**Relationship with the Company**
CTHC	Shareholder of the Company
China Southern Air Holding Co.	Shareholder of the Company
China Eastern Air Holding Co.	Shareholder of the Company
Air China	Shareholder of the Company
China Southwest Airlines Co.	Shareholder of the Company
China Northern Airlines Co.	Shareholder of the Company
China Northwest Airlines Co.	Shareholder of the Company
Yunnan Airlines Co.	Shareholder of the Company
Xinjiang Airlines Co.	Shareholder of the Company
China National Aviation Corp.	Shareholder of the Company
Xiamen Airlines Limited Company	Shareholder of the Company
Hainan Airlines Company Limited	Shareholder of the Company
China National Aviation Holding Co.	Parent company of certain shareholders of the Comany

32. RELATED PARTY TRANSACTIONS *(continued)*

(2) Related party transactions

The Group had the following material related party transactions.

(i) Revenue for electronic travel distribution, airport passenger processing, data network and air cargo system services, the pricing of which was based on negotiated prices with these related parties with reference to the pricing standards prescribed by CAAC where applicable.

Company Name	2002 *RMB'000*	2001 *RMB'000*
China Southern Air Holding Co. (a)	**171,936**	162,049
China Eastern Air Holding Co. (b)	**117,247**	115,646
China National Aviation Holding Co. (c)	**120,391**	113,303
Xiamen Airlines Limited Company	**42,267**	45,278
Hainan Airlines Company Limited	**54,046**	37,759

(a) It represented the transactions entered into between the Group and China Southern Air Holding Co. and its wholly owned subsidiaries, namely China Northern Airlines Co. and Xinjiang Airlines Co.

(b) It represented the transactions entered into between the Group and China Eastern Air Holding Co. and its wholly owned subsidiaries, namely China Northwest Airlines Co. and Yunnan Airlines Co.

(c) It represented the transactions entered into between the Group and China National Aviation Holding Co. and its wholly owned subsidiaries, namely Air China, China Southwest Airlines Co. and China National Aviation Corporation.

In the Directors' opinion, these transactions were carried out with related parties in the ordinary course of business and on normal commercial terms.

(ii) Lease of properties from CTHC

For the year ended December 31, 2002, operating lease rentals for lease of properties from CTHC amounted to RMB 30,117,000 (2001: RMB 32,114,000). The pricing of operating lease rentals for buildings is based on agreed rates with CTHC with reference to market rentals.

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

32. RELATED PARTY TRANSACTIONS *(continued)*

(3) Balances with related parties

Balances with related parties mainly comprised:

Due from related parties

Name	The Group		The Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
China Southern Air Holding Co. (a)	**12,793**	28,339	**10,667**	27,179
China Eastern Air Holding Co. (b)	**41,739**	29,538	**37,070**	28,024
China National Aviation Holding Co. (c)	**41,502**	43,769	**41,502**	43,769

(a) It represented the balance due from China Southern Air Holding Co. and its wholly owned subsidiaries, namely China Northern Airlines Co. and Xinjiang Airlines Co.

(b) It represented the balance due from China Eastern Air Holding Co. and its wholly owned subsidiaries, namely China Northwest Airlines Co. and Yunnan Airlines Co.

(c) It represented the balance due from China National Aviation Holding Co. and its wholly owned subsidiaries, namely Air China, China Southwest Airlines Co. and China National Aviation Corporation.

The balances with related parties were unsecured, non-interest bearing and generally repayable within six months.

The balances with related parties primarily arose from the above related party transactions.

33. ULTIMATE HOLDING COMPANY

The directors regard China TravelSky Holding Company established in the PRC as being the ultimate holding company.

34. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 14, 2003.

CONSOLIDATED BALANCE SHEET
SUPPLEMENTARY FINANCIAL INFORMATION PROVIDED BY THE MANAGEMENT

	As at December 31,				
	1998	1999	2000	2001	**2002**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
ASSETS					
Non-current assets					
Property, plant and equipment, net	280,780	326,921	281,944	403,997	**340,632**
Intangible assets, net	—	—	—	14,238	**9,098**
Investments in associated companies	—	3,132	6,424	12,391	**23,646**
Other long-term investment	—	—	—	100,000	**100,000**
Other long-term assets	—	—	—	8,465	**5,746**
	280,780	330,053	288,368	539,091	**479,122**
Current assets					
Inventories	18,455	15,150	9,680	2,767	**2,018**
Accounts receivable, net	36,036	47,743	44,868	14,837	**4,447**
Due from associated companies	—	2,856	11,416	598	**377**
Due from related parties	258,840	259,968	229,845	168,536	**135,371**
Prepayments and other current assets	8,420	18,741	31,362	15,356	**30,826**
Short-term investment	—	—	—	—	**2,195**
Short-term bank deposits	11,519	16,984	27,406	516,186	**539,491**
Cash and cash equivalents	505,943	163,037	584,729	1,636,818	**1,893,422**
	839,213	524,479	939,306	2,355,098	**2,608,147**
Total assets	1,119,993	854,532	1,227,674	2,894,189	**3,087,269**
EQUITY AND LIABILITIES					
Capital and Reserves					
Paid in capital	260,133	260,133	577,304	888,158	**888,158**
Reserves	293,712	331,788	272,856	1,295,014	**1,453,674**
Retained earnings (accumulated deficit)	(63,307)	(21,756)	—	333,045	**464,191**
	490,538	570,165	850,160	2,516,217	**2,806,023**
Minority interests	20,682	21,168	32,735	30,613	**37,600**
Long term bank loan	439,800	—	—	—	**—**
Current liabilities					
Current portion of long-term bank loan	—	800	—	—	**—**
Accounts payable and accrued liabilities	71,394	57,002	65,158	167,092	**193,044**
Due to related parties	23,425	36,366	6,682	38,447	**22,906**
Dividends payable	—	—	124,051	124,051	**14,342**
Taxes payable	71,829	168,243	140,508	14,375	**13,140**
Deferred revenue	2,325	788	8,380	3,394	**214**
	168,973	263,199	344,779	347,359	**243,646**
Total equity and liabilities	1,119,993	854,532	1,227,674	2,894,189	**3,087,269**

Note: Certain prior year figures have been reclassified to better present the financial position of the Group.

SUPPLEMENTARY FINANCIAL INFORMATION PROVIDED BY THE MANAGEMENT

	Year ended December 31,				
	1998	1999	2000	2001	**2002**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
Revenues:					
Electronic travel distribution	302,846	358,793	439,119	459,868	**524,915**
Airport passenger processing	71,325	98,220	155,546	203,558	**242,563**
Data network	87,088	99,879	108,960	114,609	**162,067**
Equipment sales and others	25,878	46,762	38,362	52,766	**47,897**
Total revenues	487,137	603,654	741,987	830,801	**977,442**
Business taxes and other surcharges	(15,832)	(19,344)	(24,735)	(29,652)	**(32,604)**
Net revenues	471,305	584,310	717,252	801,149	**944,838**
Operating expenses:					
Depreciation and amortisation	(92,964)	(88,218)	(104,857)	(109,658)	**(137,373)**
Network usage	(30,940)	(34,803)	(54,772)	(48,640)	**(49,823)**
Personnel	(27,184)	(33,787)	(39,656)	(72,019)	**(99,595)**
Operating lease rentals	(12,870)	(18,670)	(31,516)	(35,278)	**(37,109)**
Technical support services	(14,122)	(5,665)	(15,885)	(22,304)	**(27,620)**
Cost of equipment sold	(6,379)	(12,738)	(9,131)	(11,010)	**(4,823)**
Repairs and maintenance	(15,870)	(15,860)	(26,410)	(18,397)	**(18,115)**
Commission and promotion expenses	(7,752)	(18,002)	(26,933)	(44,207)	**(75,397)**
Other operating expenses	(26,258)	(41,248)	(60,676)	(73,206)	**(89,015)**
Total operating expenses	(234,339)	(268,991)	(369,836)	(434,719)	**(538,870)**
Operating profit	236,966	315,319	347,416	366,430	**405,968**
Financial income (charges), net	(17,883)	(960)	4,921	41,956	**42,635**
Share of results from associated companies	—	392	3,446	7,289	**14,255**
Other (expenses) income, net	(7,627)	209	(2,729)	(4,102)	**(2,998)**
Profit before taxation	211,456	314,960	353,054	411,573	**459,860**
Taxation	(68,753)	(103,742)	(94,166)	(3,189)	**(3,149)**
Income before minority interests	142,703	211,218	258,888	408,384	**456,711**
Minority interests	(5,317)	(3,180)	(2,296)	(483)	**(3,484)**
Net profit	137,386	208,038	256,592	407,901	**453,227**
Earnings per share, basic and diluted (RMB)	0.24	0.36	0.44	0.48	**0.51**
Weighted average number of shares outstanding (thousand)	577,304	577,304	577,304	855,314	**888,158**

CORPORATE INFORMATION

BOARD OF DIRECTORS

Chairman

Ma Tiesheng	Executive Director (appointed on September 12, 2002)

Directors

Zhu Yong	Executive Director (CEO) (appointed on May 28, 2001)
Huang Yuanchang	Executive Director (Deputy General Manager) (appointed on October 18, 2000)
Xiao Yinhong	Executive Director (Deputy General Manager) (appointed on October 18, 2000)
Li Xiaojun	Executive Director (Deputy General Manager) (appointed on October 18, 2000)
Ding Weiping	Executive Director (Company Secretary) (appointed on October 18, 2000)
Hu Yunqi	Vice Chairman, non-executive Director (appointed on October 18, 2000)
Cao Jianxiong	Vice Chairman, non-executive Director (appointed on October 18, 2000)
Zhang Xueren	Vice Chairman, non-executive Director (appointed on October 18, 2000)
Rong Gang	Non-executive Director (appointed on October 18, 2000)
Feng Gang	Non-executive Director (appointed on October 18, 2000)
Li Xiaoguang	Non-executive Director (appointed on October 18, 2000)
Shi Dinghao	Non-executive Director (appointed on October 18, 2000)
Wu Jiapei	Independent non-executive Director (appointed on October 18, 2000)
Chow Kwok Wah, James	Independent non-executive Director (appointed on January 13, 2001)

SUPERVISORY COMMITTEE

Chairman

Du Hongying	Supervisor (appointed on October 18, 2000)

Supervisors

Jiang Mengdong	Supervisor (appointed on October 18, 2000)
Wang Yongqiang	Supervisor (appointed on October 18, 2000)
Chen Lihong	Supervisor (appointed on October 18, 2000)
Song Jinxiang	Supervisor (appointed on October 18, 2000)
Tan Xiaoxu	Supervisor (appointed on October 18, 2000)
Zhang Xin	Supervisor (appointed on October 18, 2000)
Wang Baoshu	Independent Supervisor (appointed on October 18, 2000)

COMPANY SECRETARY

Ding Weiping

COMPANY'S WEBSITE

www.travelsky.net

AUDITORS

International Auditors:
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22/F, Prince's Building
Central
Hong Kong

PRC Auditors:
PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co.
12th Floor Shanghai Shui On Plaza
333 Huai Hai Zhong Road
Shanghai 200021
PRC

LEGAL ADVISERS TO THE COMPANY

as to Hong Kong law:
Linklaters
10th Floor, Alexandra House
Chater Road
Hong Kong

as to PRC law:
Jingtian & Gongcheng
15th Floor, The Union Plaza
20 Chaoyangmenwai Dajie
Beijing 100020, PRC

REGISTERED ADDRESS AND CONTACT DETAILS

TravelSky Technology Limited
No. 128
Zhichun Road
Haidian District
Beijing 100086, PRC

Post office box: No. 638 Beijing, PRC
Telephone: (8610) 8401 9073 / 6254 8382
Facsimile: (8610) 8401 9340 / 6254 8402

PLACE OF BUSINESS IN HONG KONG

Room 4310, 43/F
China Resources Building
26 Harbour Road
Wanchai
Hong Kong

PLACE OF LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 696

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Room 1712-1716, 17/F Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

DEPOSITARY OF SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Bank of New York
Shareholder
P. O. Box 11258
Church Street Station
New York, NY 10286-1258

Shareholders can obtain a copy of this annual report through the website of the Company at *"www.travelsky.net"*.

BIOGRAPHIES OF DIRECTORS, SUPERVISORS AND COMPANY SECRETARY

DIRECTORS

Chairman

Ma Tiesheng, age 56, is the Chairman of the Board of Directors (the "Board") of the Company. He is a senior accountant. Mr. Ma graduated from Beijing Language University. From January 1984 to March 1991, he was the Deputy Chief Officer and then the Chief Officer of the International Settlement Office of the Treasury Division of the Civil Aviation Administration of China ("CAAC"). From March 1991 to December 1992, he was the Manager of the Accounting Centre of China Aviation. From December 1992 to June 2000, he served as the General Manager of the Accounting Centre of China Aviation. From June 2000 to October 2002, he was the Chief Officer of the Administrative Office of CAAC. Since October 2002, he has been the General Manager of China TravelSky Holding Company. He has been the Chairman of the Company since December 2002.

Executive Directors

Zhu Yong, age 39, is an Executive Director and CEO of the Company. Mr. Zhu is a senior engineer. He graduated from Huazhong Polytechnic University and received a master's degree in engineering from the Beijing University of Aeronautics and Astronautics. Mr. Zhu has nearly 20 years of experience in China's aviation industry. From August 1983 to April 1991, Mr. Zhu was an engineer in CAAC. He was the Manager of the Computer Department of the Accounting Center of China Aviation in May 1991 and the Vice Chief Engineer and the Manager of the Computer Department of the Accounting Center of China Aviation in January 1994. He became the Deputy General Manager of the Accounting Center of China Aviation in May 1996, and has been the General Manager of the Accounting Center of China Aviation since June 2000. In April 2001, Mr. Zhu was appointed as CEO of the Company by the Board of the Company. He has been a Director of the Company since May 2001 and has also been a Deputy General Manager of China TravelSky Holding Company since October 2002.

Huang Yuanchang, age 40, is an Executive Director and a Deputy General Manager of the Company. Mr. Huang is a senior engineer. He graduated from Nanjing Industrial University and has nearly 20 years of experience in management and technical support in China's aviation industry. From January 1989 to October 1995, Mr. Huang served as the Deputy Director and Director of the Operations Centre of the Civil Aviation Computer Information Centre ("CACI"). From October 1995 to May 1999, he was the Assistant to the General Manager of CACI. Mr. Huang held the position of Deputy General Manager of CACI from May 1999 to August 2000. He has been a Director and Deputy General Manager of the Company since October 2000.

Xiao Yinhong, age 40, is an Executive Director and a Deputy General Manager of the Company. Mr. Xiao is a senior engineer. He graduated from Zhejiang University and has nearly 20 years of management and technical support experience in China's aviation industry. From July 1984 to October 1995, Mr. Xiao worked in the Computer Centre of CACI and has served as Deputy Director and Director of the Computer Centre of CACI from October 1988 to October 1995. From October 1995 to May 1999, he was the Assistant to the General Manager of CACI. Mr. Xiao was the Deputy General Manager of CACI from May 1999 to August 2000. He has been a Director and Deputy General Manager of the Company since October 2000.

Li Xiaojun, age 47, is an Executive Director and a Deputy General Manager of the Company. Ms. Li is a senior economist. She graduated from Renmin University of China and has nearly 20 years of management experience in China's aviation industry. From March 1983 to May 1988, Ms. Li worked in the Planning Department of the Beijing Bureau of CAAC. From May 1988 to December 1997, she held the positions of Deputy Director and then Director of the Planning Department of Air China. Ms. Li was the Director of the Human Resources Department of CAAC from December 1997 to August 2000. She has been a Director and Deputy General Manager of the Company since October 2000. She has also been the Secretary to the Communist Party Committee of China TravelSky Holding Company since October 2002.

Ding Weiping, age 51, is an Executive Director and the Company Secretary of the Company. He graduated from Beijing Industry Technology University and has over 20 years of management experience in China's aviation industry. From December 1979 to May 1984, Mr. Ding was an employee of CAAC. From May 1984 to October 1987, he was employed by CACI. From October 1987 to August 2000, he served as the Deputy Director of the Information Technology Room and then as the Vice Chief Engineer of CACI. Mr. Ding was also the head of the Planning Department of CACI from July 1999 to August 2000. From July 1999 to August 2000, Mr. Ding also served as the Officer-in-charge of the Corporate Restructuring Department of CACI. Mr. Ding became a Director and the Company Secretary of the Company and has been serving as Deputy Chief Engineer and the General Manager of the Strategic Planning Department of the Company since October 2000.

Non-executive Directors

Hu Yunqi, age 63, is one of the Vice Chairmen of the Board. Mr. Hu is a senior engineer. He graduated from the Nanjing University of Aeronautics and Astronautics and has over 30 years of management experience in China's civil aviation industry. From August 1963 to August 1992, Mr. Hu served as a technician, engineer, the Director of the Mechanical Department and the Vice Chief Engineer of the Guangzhou Bureau of CAAC. He held the position of Deputy General Manager of China Southern Airlines (Group) Corporation from August 1992 to May 1998. Mr. Hu was the Vice President of China Southern Airlines (Group) Corporation from May 1998 and has now retired.

Cao Jianxiong, age 43, is one of the Vice Chairmen of the Board. Mr. Cao is an economist. He has a master's degree in economics and has 20 years of experience in China's civil aviation industry. From December 1982 to December 1987, Mr. Cao was the Assistant to the Labour Department of the Shanghai Bureau of CAAC. He was the Chief Officer of the Human Resources Section of China Eastern Airlines and then took on the position of General Manager of China Eastern Airlines Development Company and China Eastern Airlines Futures Company from December 1987 to March 1996. From March 1996 to December 1996, Mr. Cao was the Assistant to the General Manager of China Eastern Airlines and from December 1996 to December 1999 Mr. Cao served as the Deputy General Manager and Financial Controller of China Eastern Airlines Corporation. From December 1999 to October 2002, Mr. Cao served as a Vice President of Eastern Airlines Group Corporation. He has been the Deputy General Manager of China Eastern Air Holding Company since October 2002.

Zhang Xueren, age 50, is one of the Vice Chairmen of the Board. Mr. Zhang is a senior economist. He graduated from Sichuan Foreign Languages University and has almost 25 years of experience in China's aviation industry. From March 1979 to July 1982, Mr. Zhang was the Commercial Officer of the Tehran Office of CAAC. He returned to Beijing in 1982 and held the position of Deputy Director of the International Freight Department of the Beijing Bureau of CAAC. From January 1990 to April 1998, he served as the Manager of In-Freight Department of Air China Corporation, and from April 1998 to December 1998, he was the General Manager of the Tianjin Branch of Air China. Mr. Zhang has been the Vice President of Air China since December 1998.

Rong Gang, age 40, is one of the Non-executive Directors. Mr. Rong is a senior engineer. He graduated from Chongqing University and has nearly 20 years of experience in China's aviation industry. From August 1983 to May 1996, Mr. Rong was an employee of CACI. From May 1996 to May 1999, he was employed by CAAC. From May 1999 to October 2002, Mr. Rong served as the Vice President of CACI. He has been the Deputy General Manager of China TravelSky Holding Company since October 2002.

Feng Gang, age 39, is one of the Non-executive Directors. Mr. Feng is an economist. He graduated from Sichuan University and has nearly 20 years of experience in China's aviation industry. From October 1987 to March 1992, Mr. Feng held the positions of Co-ordinator and Deputy Manager of China Southwest Aviation Corporation. From March 1992 to July 1994, he served as the General Manager of Sichuan Feiying Aviation Development Corporation. From July 1994 to March 1995, he was the Deputy Manager of the Sales and Marketing Department of China Southwest Airlines and he was the Manager of an affiliated cargo company of Southwest Airlines from March 1995 to October 1995. Mr. Feng was the Deputy General Manager of China Southwest Airlines from October 1995 to October 2002. He has been the Assistant to the President of Air China since November 2002.

Li Xiaoguang, age 44, is one of the Non-executive Directors. He graduated from Tianjin Civil Aviation College and obtained a master's degree in management from the Beijing University of Aeronautics and Astronautics in 1999. Mr. Li has nearly 20 years of management and mechanic experience in China's aviation industry. From July 1982 to October 1992, Mr. Li was an engineer, Deputy Head and then Head of the Technology Department of the Civil Aviation Maintenance Factory of China Northern Airlines. From October 1992 to October 1998, he served as the Vice Chief Engineer of China Northern Airlines. Mr. Li was promoted to the position of Chief Engineer of China Northern Airlines in July 2001. Since then, Mr. Li has been the Deputy General Manager of China Northern Airlines.

Shi Dinghao, age 50, is one of the Non-executive Directors. Mr. Shi graduated from the Beijing University of Aeronautics and Astronautics and has over 20 years of management and mechanic experience in China's aviation industry. From December 1976 to April 1980, Mr. Shi was a mechanic for the Beijing Bureau of CAAC. From April 1980 to August 1994, he served as a mechanic and the Plant Manager of the Civil Aviation Maintenance Factory of China Northern Airlines. Mr. Shi has been the Deputy General Manager of China Northwest Airlines since August 1994.

Independent Non-executive Directors

Wu Jiapei, age 70, is a leading economist in China. Between 1955 to 1986, Mr. Wu was a researcher at the Economics Institute of the Chinese Academy of Sciences and subsequently became a senior fellow and the Director of the Quantitative Economics and Technological Economics of the Chinese Academy of Social Sciences. From 1987 to 1998, Mr. Wu was the Chief Economist, Vice President, and then Chairman of the Experts Committee of the State Information Centre. Mr. Wu has been abroad as a visiting scholar and visiting professor in the United States and Japan. Mr. Wu is now a consultant to the Experts Committee of China State Information Center, the Vice President of the Chinese Information Industry Association, Honorary Dean of the Economics and Management College of Huaqiao University and a part-time professor of more than 20 universities in China. Mr. Wu is a member of the Appraisal Task Force for Applied Economics Disciplines of the State Council's Academic Degree Committee and has published over 20 books on economics.

Chow Kwok Wah, James, age 56, graduated from the Faculty of Commerce in Regent Institute, London, in 1966. Mr. Chow is the Chairman of the Consco Group, which major businesses include property investment and the production of raw materials for the telecommunications industry in China. From 1978 to 1994, Mr. Chow participated actively in the Hong Kong stock market and was a member and licensee of both the Far East Exchange Ltd. and The Stock Exchange of Hong Kong Limited. Mr. Chow has more than 20 years of investment experience in China and his investments include the Jing An Hilton Hotel and Nantong Hotel in Shanghai, the Tianjin International Building, and the Tianjin Somerset Olympic Tower.

Supervisors

Du Hongying, age 43, is the Chairman of the Company's Supervisory Committee. Ms. Du is a senior accountant. She graduated from Xiamen University and has nearly 20 years of accounting and finance experience in China's aviation industry. From August 1982 to January 1985, Ms. Du was a teacher at the Tianjin Civil Aviation College of China. In January 1985, Ms. Du joined Xiamen Airlines Limited as a finance officer and since 1999 she has been working as the Deputy General Manager of the Planning and Finance Department of Xiamen Airlines.

Jiang Mengdong, age 38, is a Supervisor. Mr. Jiang is an engineer. He graduated from Nanjing Industry University and has nearly 20 years of experience in China's aviation industry. From August 1984 to January 1999, Mr. Jiang worked in the Yunnan Bureau of CAAC. From January 1999 to August 2001, Mr. Jiang served as a Deputy Manager of the Computer Centre of Yunnan Airlines and was General Manager of the Computer Centre of Yunnan Airlines from August 2001 to January 2002. Since January 2002, Mr. Jiang has been the Head of human resources department of Yunnan Airlines Co.

Wang Yongqiang, age 33, is a Supervisor. Mr. Wang graduated from China Civil Aviation University and has 10 years of experience in China's aviation industry. From July 1992 to June 1995, Mr. Wang was an engineer of China Xinhua Airlines. From June 1995 to October 1997, Mr. Wang was an engineer, Project Manager and interpreter of Hainan Airlines. From March 1997 to August 1997, Mr. Wang attended a senior management training course in Germany on the aviation industry. Since October 1997, Mr. Wang has been the Chief Officer and Administration Manager of the Computer Centre of Hainan Airlines and has been the Chairman and General Manager of HNA Systems Co., Ltd. since March 2000.

Chen Lihong, age 40, is a Supervisor. Mr. Chen is a senior accountant. He has over 20 years of financial management experience in China's aviation industry. From January 1981 to August 1990, Mr. Chen was a technician of the Xinjiang Qitai Agriculture Machinery Repair and Manufacture Factory and then became an auditor of the Audit Bureau of Qitai Xinjiang. He served as an Assistant Accountant of the Xinjiang Central Enterprises Department at the Ministry of Finance from August 1990 to January 1993. Since January 1993, Mr. Chen has been working in the Finance Department of Xinjiang Airlines and has served as an Associate Director and then as Director.

Song Jinxiang, age 54, is a Supervisor and the Deputy Chief Economist of the Company. Mr. Song graduated from the Beijing University of Aeronautics and Astronautics and has over 20 years of management experience in China's aviation industry. From December 1976 to September 1981, Mr. Song was a technician at CAAC. From September 1981 to July 1999, he served as the Deputy Director and then as the Director of the Business Planning Department of CACI. Mr. Song was the Deputy Chief Economist of CACI from July 1999 to August 2000. He has been the Deputy Chief Economist of the Company since October 2000.

Tan Xiaoxu, age 56, is a Supervisor and a senior officer of the Company. Mr. Tan is a senior engineer. He graduated from the Military Foreign Language College and has over 20 years of technical support experience in China's aviation industry. From April 1973 to October 1975, Mr. Tan was a technician at the Beijing Military Region. From October 1975 to November 1980, he was a sales representative at the Beijing Bureau of CAAC. From November 1980 to July 1999, he served as a technician and then as the Manager of the Applied Technology Department of CACI. Mr. Tan was a senior officer of CACI from July 1999 to August 2000. He has been working in the Company since October 2000.

Zhang Xin, age 40, is a Supervisor and a senior engineer of the Company. Mr. Zhang has over 20 years of technical experience in China's aviation industry. From October 1981 to December 1988, Mr. Zhang was a graphic designer at CAAC. From December 1988 to November 1994, Mr. Zhang was a technician at CACI. From November 1994 to August 2000, Mr. Zhang was a senior workman at CACI. He has been working in the Company since October 2000.

Wang Baoshu, age 61, is an independent Supervisor. Mr. Wang graduated from the Beijing Institute of Law and Politics in 1964 and is a professor in commercial law and economic law. From September 1964 until May 1969, Mr. Wang worked in the National Beijing City Committee Research Centre. From 1971 to January 1979, he worked at the office of the Beijing City Organisation for Agricultural Policy. Mr. Wang was the Vice Dean of the Law Faculty of the National Institute of Social Sciences between February 1979 and June 1998. Mr. Wang has been employed as a professor since June 1998 and was once served as the Dean of the School of Law of Qinghua University. He also lectures in law at other universities in China. Mr. Wang is currently the President of the Commercial Law Research Institute of China Law Society and the Vice Chairman of the Beijing Arbitration Committee.

Company Secretary

Ding Weiping, who is also an Executive Director of the Company.

MAJOR EVENTS IN 2002

January Civil Aviation Cares of Qingdao Ltd., a newly established local distribution centre of the Company, was incorporated to provide better services for the customers in Shandong.

February The Company and IATA signed an agreement to participate in the Billing Settlement Plan ("BSP") system of Taiwan following the participations in BSP of Hong Kong and Singapore, which were significant initiatives by the Company to develop the overseas markets.

The Company started to publish operating data for the previous month on its website (www.travelsky.net).

March Announcement of the annual results of the Company for Year 2001.

April Electronic sale and management system of air-travel personal injury insurance, developed by the Company, commenced its operations at Kunming airport, Yunnan.

May The Annual General Meeting of the Company for Year 2001 was held, at which shareholders approved the distribution of final dividends for Year 2001.

June The Company entered into a cooperation agreement with AMADEUS with respect to air travel businesses such as global hotel reservations. Such global distribution system enables Chinese travel agencies to provide travel distribution services, such as global hotel reservations and car rentals to travellers.

July The Company announced that the "air mileage data banks" for frequent travellers, jointly established by the Company and Air China, were commence its operations.

The Company announced that the APP system in the 100 top ranking domestic airports in terms of passenger volume was about to complete in Year 2002.

Civil Aviation Cares of Xi'an Ltd. and Civil Aviation Cares Technology of Xinjiang Ltd., newly established local distribution centres of the Company, were incorporated to provide better services for the customers in Xinjiang and Shaanxi.

August Announcement of the interim results of the Company for Year 2002.

Hebei Branch Company, a newly established regional distribution centre of the Company, was established to provide better services to the customers in Hebei.

September Establishment of direct link with the system of American Northwest Airlines, which marked a significant development of the air travel distribution market in North America.

Qinghai Branch Company, a newly established regional distribution centre of the Company, was established to provide better services for the customers in Qinghai.

October The Company developed and launched trials for the internet-based electronic ticketing platform. Shenzhen Airlines Ltd. became the first customer to use such platform.

The Board of Directors convened a board meeting and approved the resignation of Mr. Yang Jun from the position of the Chairman.

December An extraordinary general meeting was convened and the resignation of Mr. Yang Jun as a Director of the Company and the appointment of Mr. Ma Tiesheng as a replacement Director were approved.

The Board of Directors convened a board meeting and elected Mr. Ma Tiesheng as the Chairman of the Company.

The Company was ranked as one of the 2002 Deloitte Touche Tohmatsu Asia Pacific Technology Fast 500.

The Sponsored Level I American depositary receipt programme of the Company was approved by the United States Securities and Exchange Commission and the depositary receipts commenced trading on the American over-the-counter market.

Shanxi Branch Company, a newly established regional distribution centre of the Company, was established to provide better services for the customers in Shanxi.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of TravelSky Technology Limited (the "Company") will be held at 10:00 a.m. on Tuesday, April 29, 2003 at the Conference Room, 2nd Floor, Wangfujing Grand Hotel, 57 Wangfujing Da Jie, Dongcheng District, Beijing, the People's Republic of China for the following purposes:

1. to consider and approve the report of the Directors for the year ended December 31, 2002;

2. to consider and approve the report of the Supervisory Committee for the year ended December 31, 2002;

3. to review the auditors' report for the year ended December 31, 2002 and to consider and approve the audited financial statements of the Company for the year ended December 31, 2002;

4. to consider and approve the distribution of a final dividend and the calculation of such distribution of the Company for the year ended December 31, 2002;

5. to consider and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ending December 31, 2003, and to authorize the Directors to fix the remuneration thereof; and

6. to consider and approve other matters, if any.

By Order of the Board
Ding Weiping
Company Secretary

March 14, 2003

Notes:

1. The Register of Members of the Company will be closed from Monday, March 31, 2003 to Tuesday, April 29, 2003 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the Register of Members of the Company at the close of business on Friday, March 28, 2003 are entitled to attend the Annual General Meeting. Transfers of H shares must be lodged with the share registrar of the Company's H shares by 4:00 p.m. on Friday, March 28, 2003 in order to entitle the transferee to attend the Annual General Meeting.

   The address of the share registrar of the Company's H shares is:
   Hong Kong Registrars Limited
   Room 1712-1716, 17/F Hopewell Centre
   183 Queen's Road East
   Wanchai
   Hong Kong

2. Each Shareholder who is entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and vote on his or her behalf at the Annual General Meeting. A proxy need not be a Shareholder.

3. Shareholders or their proxies should produce proof of identity and other documents as required under the Articles of Association of the Company when attending the Annual General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorized to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of domestic shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company not less than 24 hours before the time appointed for the holding of the Annual General Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

5. Shareholders who intend to attend the Annual General Meeting in person or by proxy should return the reply slip for attending the Annual General Meeting to the registered address of the Company on or before Tuesday, April 8, 2003 in person, by mail or by fax.

6. The Annual General Meeting is expected to last for half a day. Shareholders (or their proxies) attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

7. The registered address of the Company is as follows:

   TravelSky Technology Limited
   No. 128, Zhichun Road
   Haidian District
   Beijing 100086, PRC

   Contact person: Ding Weiping
   Tel: 86 10 - 8401 9073 / 6254 8382
   Fax: 86 10 - 8401 9340 / 6254 8402
   Post office box: No. 638 Beijing, PRC

2. 凡有權出席股東周年大會並於會上投票的股東均可委任一位或以上代理人(不論該人士是否股東)代其出席股東周年大會並代其投票。代理人毋須為本公司股東。

3. 股東或其代理人出席股東周年大會，須攜同本公司的公司章程規定的身份證明文件及其它文件。如委任超過一位代理人，該等代理人只能以投票方式行使表決權。

4. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果委任代理人的委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股持有人而言，經過公證的授權書或其他授權文件和代理人委託書須在股東周年大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股持有人而言，上述文件必須在相同時限內送達香港證券登記有限公司。

5. 擬親自或由代理人代表出席股東周年大會的股東，須於二零零三年四月八日(星期二)或之前將出席股東周年大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 股東周年大會預計需時半天。擬出席股東周年大會的股東或其代理人須自行承擔交通費及住宿費。

7. 本公司的法定註冊地址為：
   中國北京市海淀區
   知春路128號
   郵編100086
   中國民航信息網絡股份有限公司

   聯絡人：丁衛平
   電話：(8610)-8401 9073 / 6254 8382
   傳真：(8610)-8401 9340 / 6254 8402
   郵政信箱：中國 北京638信箱

股東周年大會通告

茲通告中國民航信息網絡股份有限公司(「本公司」)謹定於二零零三年四月二十九日(星期二)上午十時正於中華人民共和國北京東城區王府井大街57號王府井大飯店二樓會議室舉行股東周年大會，藉以審議下列事項：

1. 審議及批准截至二零零二年十二月三十一日止年度董事會報告；

2. 審議及批准截至二零零二年十二月三十一日止年度監事會報告；

3. 審閱本公司截至二零零二年十二月三十一日止年度核數師報告並審議及批准本公司截至二零零二年十二月三十一日止年度經審計的財務報表；

4. 審議及批准本公司截至二零零二年十二月三十一日止年度利潤分配及派發末期股息方案；

5. 審議及批准聘用羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司分別為本公司截至二零零三年十二月三十一日止年度國際核數師及中國審計師，並授權董事會釐定其酬金；及

6. 審議及批准其他事項(如有)。

承董事會命
丁衛平
公司秘書

二零零三年三月十四日

附註：

1. 本公司將於二零零三年三月三十一日(星期一)至二零零三年四月二十九日(星期二)(包括首尾兩天)暫停辦理過戶登記。於二零零三年三月二十八日(星期五)營業時間結束時已經登記在股東名冊上的本公司H股及內資股持有人均有權出席股東周年大會。H股過戶文件須於二零零三年三月二十八日(星期五)下午4時正或之前送交本公司H股的過戶登記處，受讓人方可出席股東周年大會。

   本公司H股股份登記處地址為：
   香港 灣仔
   皇后大道東183 號
   合和中心17樓1712-1716室
   香港證券登記有限公司

九月 本公司與美國西北航空公司實現航班供應控制系統直聯，在開拓北美航空分銷市場方面取得重大進展。

本公司新的地區分銷中心一青海分公司成立，為青海地區的用戶提供更好的服務。

十月 本公司開發的基於互聯網的電子客票銷售平台已投入試運營，深圳航空有限責任公司成為首家用戶。

本公司董事會召開會議，同意楊軍先生辭去董事長職務。

十二月 本公司臨時股東大會召開，同意楊軍先生辭去其董事職務，更換馬鐵生先生為董事。

本公司董事會召開會議，選舉馬鐵生董事為本公司新任董事長。

本公司入選德勤2002年度亞太地區高科技高增長公司五百強(「2002 Deloitte Touche Tohmatsu Asia Pacific Technology Fast 500」)。

本公司美國第一級預託證券憑證計劃獲得美國證券交易委員會的批准，有關預託證券可以在美國場外市場(OTC)交易。

本公司新的地區分銷中心一山西分公司成立，為山西地區的用戶提供更好的服務。

二零零二年大事記

一月 本公司新的地區分銷中心一青島民航凱亞系統集成有限公司成立，為山東地區的用戶提供更好的服務

二月 本公司與國際航空運輸協會(IATA)簽署了加入台灣開帳結算計劃(BSP)的協議。這是本公司繼加入香港、新加坡BSP之後的又一重大海外市場開拓舉措。

本公司從本月起開始在公司企業網站www.travelsky.net上公佈前一個月的主要運營數據指標。

三月 本公司公佈2001年年度業績。

四月 本公司研發的航空人身意外傷害保險電子保單銷售管理系統在雲南昆明機場投產。

五月 本公司2001年股東周年大會召開，批准派發2001年末期股息。

六月 本公司與AMADEUS達成全球酒店分銷等旅遊產品分銷業務合作協議。從而使中國的旅遊分銷代理人第一次有機會通過全球旅遊分銷系統向旅客提供全球範圍內的酒店房間預定、租車等旅遊產品分銷服務。

七月 本公司宣佈將中國國際航空公司合作建立的常旅客「里程銀行」服務項目投入使用。

本公司宣佈將於2002年完成吞吐量居前100位的國內機場的機場旅客處理系統(APP)建設工程。

本公司新的地區分銷中心一西安民航凱亞科技有限公司及新疆民航凱亞有限公司成立，為陝西及新疆地區的用戶提供更好的服務。

八月 本公司公佈2002年中期業績。

本公司新的地區分銷中心一河北分公司成立，為河北地區的用戶提供更好的服務。

王保樹，61歲，獨立監事。彼於一九六四年在北京政法學院畢業，為商法和經濟法教授。自一九六四年九月至一九六九年五月，王先生於北京市人民政府研究室任職，自一九七一年至一九七九年於一月北京市農機局辦公室政策研究組任職。自一九七九年二月至一九九八年六月間，王先生為中國社會科學院法律研究所副所長。自一九九八年六月以來，王先生受聘為清華大學法學院教授，曾任法學院院長。彼亦於其他大學教授法律。王教授現為中國法學會商法研究會會長、北京仲裁委員會副主任。

公司秘書

丁衛平，亦為本公司之執行董事。

王永強，33歲，監事。彼畢業於中國民航學院，在中國航空業擁有十年經驗。王先生自一九九二年七月至一九九五年六月擔任中國新華航空公司之工程師。王先生於一九九五年六月至一九九七年十月出任海南航空股份有限公司之工程師、項目經理及翻譯。王先生自一九九七年三月至一九九七年八月在德國參加航空業高級管理培訓課程。王先生自一九九七年十月以來擔任海南航空股份有限公司之計算機信息中心主任及行政經理。自二零零零年三月起擔任海航航空系統有限公司董事長兼總經理。

陳立宏，40歲，監事。陳先生乃高級會計師。彼在中國航空業擁有逾二十年之財務管理經驗。陳先生自一九八一年一月至一九九零年八月擔任新疆奇台縣農機修造廠之技術員，其後出任新疆奇台縣審計局之審計師。彼自一九九零年八月至一九九三年一月出任財政部駐新疆中央企業處之助理會計師。陳先生自一九九三年一月在新疆航空公司財務部工作，後升任副部長及部長。

宋金箱，54歲，本公司監事兼副總經濟師。彼畢業於北京航空學院，在中國航空業擁有逾二十年管理經驗。宋先生自一九七六年十二月至一九八一年九月擔任中國民用航空總局之技術員。彼於一九八一年九月至一九九九年七月出任民航計算機信息中心之業務策劃部之副主任，繼而晉升為主任。宋先生於一九九九年七月至二零零零年八月擔任民航計算機信息中心之副總經濟師。自二零零零年十月起，宋先生擔任本公司之副總經濟師。

譚曉煦，56歲，本公司監事兼高級行政人員。譚先生乃高級工程師。彼畢業於北京軍區外語學院，在中國航空業有逾二十年技術支持經驗。譚先生自一九七三年四月至一九七五年十月擔任北京軍區之技術員。彼於一九七五年十月至一九八零年十一月擔任中國民用航空總局北京管理局銷售代表。彼於一九八零年十一月至一九九九年七月擔任民航計算機信息中心應用技術部之技術員，繼而晉升為經理。譚先生於一九九九年七月至二零零零年八月以來一直擔任民航計算機信息中心之高級管理人員。譚先生自二零零零年十月起任職於本公司。

張欣，40歲，本公司監事兼高級工程師。張先生在中國航空業擁有逾二十年之技術經驗。張先生自一九八一年十月至一九八八年十二月擔任中國民用航空總局之繪圖設計員。張先生自一九八八年十二月至一九九四年十一月擔任民航計算機信息中心之技師。自一九九四年十一月至二零零零年八月，張先生擔任民航計算機信息中心之高級技師。自二零零零年十月起任職於本公司。

施鼎寶，50歲，非執行董事之一。彼畢業於北京航空航天大學，在中國航空業擁有逾二十年之管理及技術經驗。施先生自一九七六年十二月至一九八零年四月擔任中國民用航空總局北京管理局之機械師。彼於一九八零年四月至一九九四年八月出任中國北方航空公司下屬航修廠之機械師及廠長。施先生自一九九四年八月以來一直擔任中國西北航空公司之副總經理。

獨立非執行董事

烏家培，70歲，中國著名經濟學家，一九五五年至一九八六年為中國科學院經濟研究所研究人員，後擔任中國社會科學院數量經濟與技術經濟研究所研究員及所長。自一九八七年至一九九八年，烏教授任職於國家信息中心總經濟師、副主任及專家委員會主任。烏教授曾赴美國及日本留學並任客座教授。彼現為國家信息中心專家委員會顧問、中國信息協會副會長及華僑大學經濟管理學院名譽院長，並為中國逾20所大學的兼職教授。烏教授為國務院學位委員會應用經濟學科評議組成員，有逾20部關於經濟學的著作。

周國華，56歲，一九六六年畢業於倫敦REGENT INSTITUTE商科。現為華港集團主席，集團重要業務為投資國內房地產、高科技原料製造等。周先生在一九七八年至一九九四年期間活躍於香港證券交易市場，為遠東交易所及香港聯合交易所會員及持牌人。周先生在國內投資經驗超過二十多年，其中參與投資項目包括有一九八八年之上海靜安希爾頓飯店及南通大飯店、一九九一年天津國際大廈及一九九八年的天津奧林匹克大廈等。

監事

杜紅櫻，43歲，本公司監事會主席。杜女士乃高級會計師，畢業於廈門大學，在中國航空業擁有近二十年會計及財務經驗。杜女士自一九八二年八月至一九八五年一月擔任天津中國民用航空學院之教師。杜女士於一九八五年一月加入廈門航空有限公司，並自一九九九年擔任廈門航空公司計劃財務部副總經理。

蔣孟冬，38歲，監事。蔣先生乃一名工程師，畢業於南京工業大學，在中國航空業擁有近二十年經驗。蔣先生自一九八四年八月至一九九九年一月任職於中國民用航空總局雲南省局。蔣先生自一九九九年一月至二零零一年八月擔任雲南航空公司計算機信息中心之副經理，並自二零零一年八月至二零零二年一月擔任計算機信息中心之總經理。自二零零二年一月起，蔣先生擔任雲南航空公司人事部部長。

曹建雄，43歲，董事會副董事長之一。曹先生乃一名經濟師。彼具有經濟學碩士學位，在中國民航業擁有二十年經驗。自一九八二年十二月至一九八七年十二月，曹先生擔任中國民用航空總局上海管理局之勞資部之助理。彼於一九八七年十二月至一九九六年三月出任中國東方航空公司人事科之科長，繼而出任中國東方航空發展公司及中國東方航空期貨經紀有限公司之總經理。曹先生自一九九六年三月至一九九六年十二月出任中國東方航空公司總經理之助理，並於一九九六年十二月至一九九九年十二月出任中國東方航空公司之副總經理兼財務總監。曹先生自一九九九年十二月至二零零二年十月擔任東方航空集團公司之副總裁。自二零零二年十月起擔任中國東方航空集團公司之副總經理。

張學仁，50歲，董事會副董事長之一。張先生乃高級經濟師。張先生畢業於四川外語學院，在中國航空業擁有近二十五年經驗。張先生於一九七九年三月至一九八二年七月出任中國民用航空總局德黑蘭辦事處之商務主任。彼於一九八二年返回北京，並出任中國民用航空總局北京管理局國際貨運之副主任。彼自一九九零年一月至一九九八年四月擔任中國國際航空公司貨運部經理，並於一九九八年四月至一九九八年十二月出任中國國際航空公司天津分公司之總經理。張先生自一九九八年十二月以來一直擔任中國國際航空公司之副總裁。

榮剛，40歲，非執行董事之一。榮先生乃高級工程師。彼畢業於重慶大學，在中國航空業擁有近二十年經驗。榮先生自一九八三年八月至一九九六年五月任職於民航計算機信息中心。彼自一九九六年五月至一九九九年五月任職於中國民用航空總局。榮先生自一九九九年五月至二零零二年十月擔任民航計算機信息中心之副總裁。自二零零二年十月起擔任中國民航信息集團副總經理。

馮剛，39歲，非執行董事之一。馮先生為一名經濟師。彼畢業於四川大學，在中國航空業擁有近二十年之經驗。馮先生自一九八七年十月至一九九二年三月出任中國西南航空公司之調度員及副經理。彼於一九九二年三月至一九九四年七月出任四川飛鷹航空開發公司之總經理。彼自一九九四年七月至一九九五年三月擔任中國西南航空公司市場銷售部之副經理，自一九九五年三月至一九九五年十月擔任中國西南航空公司聯屬貨運公司經理。馮先生自一九九五年十月至二零零二年十月擔任中國西南航空公司之副總經理。自二零零二年十一月起，馮先生擔任中國國際航空公司之總裁助理。

李曉光，44歲，非執行董事之一。彼畢業於天津民航學院，一九九九年於北京航空航天大學獲得管理學碩士學位。在中國航空業擁有二十年之管理及技術經驗。李先生於一九八二年七月至一九九二年十月出任中國北方航空公司的下屬航修廠技術部之工程師、副主管及主管。彼於一九九二年十月至一九九八年十月出任中國北方航空公司之副總工程師，至二零零一年七月繼而升任中國北方航空公司之總工程師。自二零零一年七月至今，李先生擔任中國北方航空公司之副總經理。

肖殷淡，40歲，本公司執行董事及副總經理。肖先生乃高級工程師。彼畢業於浙江大學，在中國航空業擁有近二十年之管理及技術支持經驗。自一九八四年七月至一九九五年十月，肖先生任職於民航計算機信息中心應用室，自一九八八年十月至一九九五年十月出任民航計算機信息中心應用室之副主任及主任。自一九九五年十月至一九九九年五月，彼擔任民航計算機信息中心總經理之助理。肖先生於一九九九年五月至二零零零年八月擔任民航計算機信息中心之副總經理。肖先生自二零零零年十月起擔任本公司董事及副總經理。

李曉軍，47歲，本公司執行董事及副總經理。李女士乃高級經濟師。彼畢業於中國人民大學，在中國航空業擁有近二十年管理經驗。自一九八三年三月至一九八八年五月，李女士任職於中國民用航空總局北京管理局計劃處。彼自一九八八年五月至一九九七年十二月擔任中國國際航空公司計劃處之副主任及主任。李女士自一九九七年十二月至二零零零年八月期間一直擔任中國民用航空總局人事教育司之處長。李女士自二零零零年十月擔任本公司董事及副總經理。二零零二年十月起，李女士亦擔任中國民航信息集團公司黨委副書記。

丁衛平，51歲，本公司執行董事兼公司秘書。彼畢業於北京工業學院，在中國航空業擁有二十多年管理經驗。丁先生於一九七九年十二月至一九八四年五月任職於中國民用航空總局。彼自一九八四年五月至一九八七年十月任職於民航計算機信息中心，於一九八七年十月至二零零零年八月出任民航計算機信息中心機房室之副主任，繼而晉升為副總工程師。丁先生自一九九九年七月至二零零零年八月擔任民航計算機信息中心計劃處之處長。由一九九九年七月至二零零零年八月，彼兼任民航計算機信息中心公司重組部的主管。丁先生自二零零零年十月起任本公司董事及公司秘書，並且亦擔任本公司副總工程師及規劃發展部總經理之職務。

非執行董事

胡運琦，63歲，董事會副董事長之一，彼為高級工程師。胡先生乃大學畢業生，畢業於南京航空航天大學。在中國民航業有三十多年的管理經驗。自一九六三年八月至一九九二年八月，胡先生擔任中國民用航空總局廣州管理局之技術員、工程師、機務處處長及副總工程師等職。彼於一九九二年八月至一九九八年五月出任中國南方航空(集團)公司之副總經理。胡先生自一九九八年五月起擔任中國南方航空(集團)公司之副總裁。現已退休。

董事、監事及公司秘書簡歷

董事

董事長

馬鐵生，56歲，本公司董事長，彼為高級會計師。馬先生乃大學畢業生，畢業於北京語言學院。自一九八四年一月至一九九一年三月歷任中國民用航空總局財務司國際結算室副主任及主任。一九九一年三月至一九九二年十二月任中國航空結算中心經理。一九九二年十二月至二零零零年六月任中國航空結算中心總經理。二零零零年六月至二零零二年十月任中國民用航空總局辦公廳主任。二零零二年十月起任中國民航信息集團公司總經理。自二零零二年十二月起，馬先生擔任本公司董事長。

執行董事

朱永，39歲，本公司執行董事及總經理。朱先生為高級工程師，畢業於華中理工大學，並持有北京航空航天大學工程碩士學位。朱先生在中國民航業擁有近二十年經驗。自一九八三年八月至一九九一年四月，朱先生在中國民用航空總局擔任工程師。彼於一九九一年五月及一九九四年一月分別出任中國航空結算中心計算機部經理及中國航空結算中心副總工程師兼計算機部經理，隨後於一九九六年五月擔任中國航空結算中心副總經理，二零零零年六月起擔任中國航空結算中心總經理。自二零零一年四月由本公司董事會聘任為本公司總經理，自二零零一年五月起擔任為本公司董事。二零零二年十月起，朱先生亦擔任中國民航信息集團公司副總經理。

黃源昌，40歲，本公司執行董事及副總經理。黃先生為高級工程師，畢業於南京工業大學，在中國航空業擁有接近二十年之管理及技術支持經驗。黃先生於一九八九年一月至一九九五年十月擔任民航計算機信息中心運行室之副主任及主任。自一九九五年十月至一九九九年五月，彼擔任民航計算機信息中心總經理之助理。黃先生自一九九九年五月至二零零零年八月擔任民航計算機信息中心之副總經理。黃先生自二零零零年十月起擔任本公司董事及副總經理。

法定註冊地址和聯繫方式

中國民航信息網絡股份有限公司
中國北京海淀區
知春路128號
郵編100086
郵政信箱：中國 北京638信箱
電話：(8610) 8401 9073 / 6254 8382
傳真：(8610) 8401 9340 / 6254 8402

香港營業地點

香港灣仔
港灣道26 號
華潤大廈
43 樓4310 室

上市地點

香港聯合交易所有限公司
股票代號：696

香港股份登記及過戶處

香港證券登記有限公司
香港灣仔
皇后大道東183 號
合和中心17樓1712-1716室

第一級美國預托證券憑證計劃之存托銀行

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY10286-1258, U.S.A.

股東亦可通過本公司互聯網網址(www.travelsky.net)取得本年報副本。

公司秘書

丁衛平

公司網址

www.travelsky.net

核數師

國際核數師：

羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

中國審計師：

普華永道中天會計師事務所有限公司
中國上海
淮海中路333號瑞安廣場12樓
郵編200021

法律顧問

香港法律：

年利達律師事務所
香港遮打道
歷山大廈10樓

中國法律：

北京市競天公誠律師事務所
中國北京
朝陽門外大街20號
聯合大廈15樓
郵編100020

公司資料

董事會

董事長

馬鐵生	執行董事（於二零零二年十二月九日獲委任）

董事

朱　永	執行董事*（總經理）*（於二零零一年五月二十八日獲委任）
黃源昌	執行董事*（副總經理）*（於二零零零年十月十八日獲委任）
肖殷洪	執行董事*（副總經理）*（於二零零零年十月十八日獲委任）
李曉軍	執行董事*（副總經理）*（於二零零零年十月十八日獲委任）
丁衛平	執行董事*（公司秘書）*（於二零零零年十月十八日獲委任）
胡運琦	副董事長、非執行董事（於二零零零年十月十八日獲委任）
曹建雄	副董事長、非執行董事（於二零零零年十月十八日獲委任）
張學仁	副董事長、非執行董事（於二零零零年十月十八日獲委任）
榮　剛	非執行董事（於二零零零年十月十八日獲委任）
馮　剛	非執行董事（於二零零零年十月十八日獲委任）
李曉光	非執行董事（於二零零零年十月十八日獲委任）
施鼎豪	非執行董事（於二零零零年十月十八日獲委任）
烏家培	獨立非執行董事（於二零零零年十月十八日獲委任）
周國華	獨立非執行董事（於二零零一年一月十三日獲委任）

監事會

主席

杜紅鷹	監事（於二零零零年十月十八日獲委任）

監事

蔣孟冬	監事（於二零零零年十月十八日獲委任）
王永強	監事（於二零零零年十月十八日獲委任）
陳立宏	監事（於二零零零年十月十八日獲委任）
宋金箱	監事（於二零零零年十月十八日獲委任）
譚曉煦	監事（於二零零零年十月十八日獲委任）
張　欣	監事（於二零零零年十月十八日獲委任）
王保樹	獨立監事（於二零零零年十月十八日獲委任）

合併損益表
管理層提供的輔助信息

	截至十二月三十一日止年度				
	一九九八年 *人民幣千元*	一九九九年 *人民幣千元*	二零零零年 *人民幣千元*	二零零一年 *人民幣千元*	**二零零二年** ***人民幣千元***
收入：					
電子旅遊分銷	302,846	358,793	439,119	459,868	**524,915**
機場旅客處理	71,325	98,220	155,546	203,558	**242,563**
數據網絡	87,088	99,879	108,960	114,609	**162,067**
設備銷售及其他	25,878	46,762	38,362	52,766	**47,897**
總收入	487,137	603,654	741,987	830,801	**977,442**
營業税金及附加	(15,832)	(19,344)	(24,735)	(29,652)	**(32,604)**
淨收入	471,305	584,310	717,252	801,149	**944,838**
營業成本：					
折舊及攤銷	(92,964)	(88,218)	(104,857)	(109,658)	**(137,373)**
網絡使用費	(30,940)	(34,803)	(54,772)	(48,640)	**(49,823)**
人工成本	(27,184)	(33,787)	(39,656)	(72,019)	**(99,595)**
經營租賃支出	(12,870)	(18,670)	(31,516)	(35,278)	**(37,109)**
技術支持費	(14,122)	(5,665)	(15,885)	(22,304)	**(27,620)**
設備銷售成本	(6,379)	(12,738)	(9,131)	(11,010)	**(4,823)**
維修及保養費用	(15,870)	(15,860)	(26,410)	(18,397)	**(18,115)**
佣金及推廣費用	(7,752)	(18,002)	(26,933)	(44,207)	**(75,397)**
其他營業成本	(26,258)	(41,248)	(60,676)	(73,206)	**(89,015)**
總營業成本	(234,339)	(268,991)	(369,836)	(434,719)	**(538,870)**
營業利潤	236,966	315,319	347,416	366,430	**405,968**
財務收入（費用）淨額	(17,883)	(960)	4,921	41,956	**42,635**
應聯營公司收益	—	392	3,446	7,289	**14,255**
其他（支出）收入淨額	(7,627)	209	(2,729)	(4,102)	**(2,998)**
除税及少數股東權益前利潤	211,456	314,960	353,054	411,573	**459,860**
所得税	(68,753)	(103,742)	(94,166)	(3,189)	**(3,149)**
除少數股東權益前利潤	142,703	211,218	258,888	408,384	**456,711**
少數股東權益	(5,317)	(3,180)	(2,296)	(483)	**(3,484)**
淨利潤	137,386	208,038	256,592	407,901	**453,227**
每股盈利（基本及攤薄）（人民幣元）	0.24	0.36	0.44	0.48	**0.51**
加權平均已發行股份數目（千股）	577,304	577,304	577,304	855,314	**888,158**

合併資產負債表
管理層提供的輔助信息

	於十二月三十一日				
	一九九八年 *人民幣千元*	一九九九年 *人民幣千元*	二零零零年 *人民幣千元*	二零零一年 *人民幣千元*	**二零零二年** ***人民幣千元***
資產					
非流動資產					
物業、廠房及設備，淨值	280,780	326,921	281,944	403,997	**340,632**
無形資產、淨值	—	—	—	14,238	**9,098**
於聯營公司的投資	—	3,132	6,424	12,391	**23,646**
其他長期投資	—	—	—	100,000	**100,000**
其他長期資產	—	—	—	8,465	**5,746**
	280,780	330,053	288,368	539,091	**479,122**
流動資產					
存貨	18,455	15,150	9,680	2,767	**2,018**
應收帳款、淨值	36,036	47,743	44,868	14,837	**4,447**
應收聯營公司	—	2,856	11,416	598	**377**
應收關聯公司	258,840	259,968	229,845	168,536	**135,371**
預付款項及其他流動資產	8,420	18,741	31,362	15,356	**30,826**
短期投資	—	—	—	—	**2,195**
短期銀行存款	11,519	16,984	27,406	516,186	**539,491**
現金及現金等價物	505,943	163,037	584,729	1,636,818	**1,893,422**
	839,213	524,479	939,306	2,355,098	**2,608,147**
資產總值	1,119,993	854,532	1,227,674	2,894,189	**3,087,269**
權益及負債					
資本儲備					
實收資本	260,133	260,133	577,304	888,158	**888,158**
儲備	293,712	331,788	272,856	1,295,014	**1,453,674**
留存收益	(63,307)	(21,756)	—	333,045	**464,191**
	490,538	570,165	850,160	2,516,217	**2,806,023**
少數股東權益	20,682	21,168	32,735	30,613	**37,600**
長期銀行借款	439,800	—	—	—	—
流動負債					
長期銀行借款即期部分	—	800	—	—	—
應付帳款及預提費用	71,394	57,002	65,158	167,092	**193,044**
應付關聯公司	23,425	36,366	6,682	38,447	**22,906**
應付股利	—	—	124,051	124,051	**14,342**
應交稅金	71,829	168,243	140,508	14,375	**13,140**
遞延收益	2,325	788	8,380	3,394	**214**
	168,973	263,199	344,779	347,359	**243,646**
權益及負債合計	1,119,993	854,532	1,227,674	2,894,189	**3,087,269**

註：若干對比數字已進行了重分類調整以更好的呈現本集團的財務狀況。

32. 關聯公司交易（續）

(3) 關聯公司的餘額

關聯公司的餘額主要包括應收關聯方款項：

公司名稱		集團		公司	
		二零零二年 人民幣千元	二零零一年 人民幣千元	**二零零二年** 人民幣千元	二零零一年 人民幣千元
中國南方航空集團公司	(a)	**12,793**	28,339	**10,667**	27,179
中國東方航空集團公司	(b)	**41,739**	29,538	**37,070**	28,024
中國航空集團公司	(c)	**41,502**	43,769	**41,502**	43,769

(a) 為本集團與中國南方航空集團公司及其全資控股之附屬公司（中國北方航空公司、新疆航空公司）之間的往來餘額；

(b) 為本集團與中國東方航空集團公司及其全資控股之附屬公司（中國西北航空公 司、雲南航空公司）之間的往來餘額；

(c) 為本集團與中國航空集團公司及其全資控股之附屬公司（中國國際航空公司、中國西南航空公司、中國航空總公司）之間的往來餘額。

與關聯公司的往來餘額為無抵押、免息及一般須於六個月內償還。

關聯公司的餘額主要來自上文所述的關聯公司交易。

33. 最終控股公司

本公司董事認為於中國境內成立的中國民航信息集團公司為本公司的最終控股公司。

34. 會計報表的批准

此會計報表於二零零三年三月十四日得到董事會的批准。

32. 關聯公司交易（續）

(2) 關聯公司交易

本集團重大關聯公司交易如下：

(i) 電子旅遊分銷、機場旅客處理、數據網絡及航空貨運系統服務的收入，上述服務的價格乃參照民航總局訂立的計價準則（如適用）再經與關聯公司協商後釐定。

公司名稱	二零零二年 人民幣千元	二零零一年 人民幣千元
中國南方航空集團公司 (a)	**171,936**	162,049
中國東方航空集團公司 (b)	**117,247**	115,646
中國航空集團公司 (c)	**120,391**	113,303
廈門航空有限公司	**42,267**	45,278
海南航空股份有限公司	**54,046**	37,759

(a) 為本集團與中國南方航空集團公司及其全資控股之附屬公司（中國北方航空公司、新疆航空公司）之間的交易額；

(b) 為本集團與中國東方航空集團公司及其全資控股之附屬公司（中國西北航空公司、雲南航空公司）之間的交易額；

(c) 為本集團與中國航空集團公司及其全資控股之附屬公司（中國國際航空公司、中國西南航空公司、中國航空總公司）之間的交易額。

董事會認為，此等交易是在正常業務中與關聯公司進行的。

(ii) 自中國民航信息集團公司租用物業

截至二零零二年十二月三十一日止年度，向中國民航信息集團公司租用物業的經營租賃支出約為人民幣30,117,000元（二零零一：人民幣32,114,000元）。樓宇經營租賃的租金乃按照與中國民航信息集團公司協定的費率再參考市值租金而釐定。

31. 承諾事項（續）

(c) *設備維護費及技術支援費承諾*

於二零零二年十二月三十一日，本集團的設備維護和技術支持費用承諾總金額約為人民幣5.0百萬元（二零零一：2.2百萬元）。

32. 關聯公司交易

倘一方能夠直接或間接地控制另一方，或有能力對另一方的財務及經營決策施加重大影響，則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響，則此等各方亦視為關聯公司。

下文為本集團與關聯公司進行的重大經常關聯交易概要。

(1) 關聯公司

本公司及本集團的關聯公司如下：

公司名稱	與本公司關係
中國民航信息集團公司	本公司股東
中國南方航空集團公司	本公司股東
中國東方航空集團公司	本公司股東
中國國際航空公司	本公司股東
中國西南航空公司	本公司股東
中國北方航空公司	本公司股東
中國西北航空公司	本公司股東
雲南航空公司	本公司股東
新疆航空公司	本公司股東
中國航空總公司	本公司股東
廈門航空有限公司	本公司股東
海南航空股份有限公司	本公司股東
中國航空集團公司	本公司部分股東的母公司

30. 分部報表

本集團僅於一個行業內經營業務－在中國提供電子旅遊分銷、機場旅客處理、數據網絡、航空貨運系統及互聯網旅遊平台服務。本集團營運的最高決策人被視為本集團的總經理 。總經理審閱的資料與合併損益表所載資料一致。本集團截至二零零二年及二零零一年十二月三十一日止年度並無編制任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

31. 承諾事項

(a) *資本性支出承諾*

於十二月三十一日，本集團有以下資本性支出承諾：

	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
已授權且訂約		
一 計算機系統	**15,151**	—
一 計算機軟件	**4,707**	—
已授權但未訂約		
一 計算機系統	**—**	6,711
合計	**19,858**	6,711

上文所述的資本承諾主要與購買及安裝新一代電子旅遊分銷系統相關。

於二零零二年十二月三十一日上述資本承諾中約有人民幣2.3百萬元是以美元計價（二零零一：1.4百萬元）。

(b) *經營租賃承諾*

於十二月三十一日，本集團有以下經營租賃承諾：

	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
一年內	**32,045**	30,406
一年後但五年內	**120,469**	120,469
五年後	**80,627**	120,328
合計	**233,141**	271,203

29. 金融工具

金融風險管理

本集團承受由利率及匯率變動所帶來的市場風險。本集團未運用任何衍生的金融工具來進行金融風險管理。

公允價值

本集團的金融工具主要包括現金及現金等價物、短期銀行存款、應收帳款、預付帳款、應收聯營公司及關聯方款項、國債、其他長期資產、應付帳款以及應付關聯方款項。

由於本集團金融工具的屆滿期較短，故除國債及其他長期資產以外的金融工具的帳面金額於二零零二年十二月三十一日約為其公允價值。

於二零零二年十二月三十一日國債的公允價值約為人民幣101,100,000元。其他長期資產的帳面金額約等於按照預計現金流量的現值計算的公允價值。於資產負債表日，其公允價值是通過將相關現金流以現行利率折現得出。

信貸風險

本集團的信貸風險為現金及現金等價物、短期銀行存款、應收帳款、預付帳款、應收聯營公司款項及關聯方款項及國債的餘額總額。倘其他人士未能履行其對於該等金融工具的責任，則於二零零二年十二月三十一日的最高信貸風險約為人民幣2,678百萬元（二零零一：人民幣2,440百萬元）。

金融工具的另一方主要包括中國的國有銀行及眾多航空公司及旅行社。本集團預計，任何另一方不會不履行其責任。該等實體對本集團有信貸集中的風險。

外幣風險

本集團承受有關資本開支的外匯風險，因佔其大部分資本性支出的進口設備乃以美元購買。在中國現行的外匯制度下，除已持有之外幣現金及現金等價物外，本集團不能有效對沖外匯風險。人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。

27. 利潤分配（續）

在經上述利潤分配後，本公司可供分配之淨利潤將根據中國公認會計準則及國際會計準則所確定之金額兩者中較低者確定。於二零零二年十二月三十一日，可供分配之淨利潤約為人民幣326,960,000元(二零零一：人民幣235,436,000元)。

28. 經營活動之現金流量

	二零零二年 人民幣千元	二零零一年 人民幣千元
除税及少數股東權益前利潤	**459,860**	411,573
就下列各項調整:		
折舊及攤銷	**137,373**	109,658
利息收入	**—**	(42,382)
出售物業、廠房及設備虧損	**5,133**	4,650
計提（沖銷）壞帳準備	**2,981**	(574)
沖銷存貨可變現淨值減值準備	**—**	(969)
應佔聯營公司收益	**(14,255)**	(7,289)
運營資金改變前之經營利潤	**591,092**	474,667
流動資產（增加）減少：		
應收帳款	**7,409**	30,605
存貨	**749**	7,882
預付款項及其他流動資產	**(12,323)**	20,436
應收聯營及關聯方款	**32,215**	72,127
流動負債增加（減少）		
應付帳款及預提費用	**26,437**	101,934
遞延收益	**(3,180)**	(4,986)
應付關聯方款	**(15,541)**	31,765
應交税金	**(1,235)**	2,426
經營活動提供之現金	**625,623**	736,856

26. 儲備（續）

附註：

以前年度的應交企業所得税（附註24）中包括了約人民幣80,000,000元與在二零零零年十月十八日本公司成立時從本公司的「前身公司」中國民航信息集團公司（「原民航計算機信息中心」）轉移到本公司的部分固定資產的評估增值有關，但中國民航信息集團公司並沒有意圖將該項相關可能存在的負債轉移到本公司。

因此，本公司進行了有關的調整，從而將在二零零零年十月十八日時的負債減少並同時增加資本公積約人民幣80,000,000元。

27. 利潤分配

根據本公司的公司章程，本公司每年可分派利潤將按：(a)中國企業適用的會計原則及財務條例(「企業會計準則」)，及(b)國際會計準則所確定之利潤兩者中之較低者為基準。

根據本公司的公司章程，除所得税及少數股東權益後的可供分配淨利潤按提取以下儲備後確定：

(i) 彌補以前年度累計虧損（如有）；

(ii) 根據中國公認會計準則確定的税後利潤按10%提取法定公積金，直至該等公積金累計餘額達到本公司註冊資本的50%，倘股東周年大會上通過決議案批准及法定公積金的餘額不少於新註冊股本的25%，法定公積金可轉增資本；及

(iii) 根據中國公認會計準則確定的税後利潤按董事會的決定提取5%至10%的法定公益金，此項公益金只可用作員工集體性的福利支出。

在二零零二年五月十日股東周年大會上通過分配利潤提取人民幣72,883,000元的任意盈餘公積金。該金額已計入二零零二年股東權益並列作留存收益的分配。

對於截至二零零二年十二月三十一日止年度，董事會建議分別按照中國公認會計準則編制的本公司法定會計報表的淨利潤的10%,10%及20%（二零零一年各為10%, 10%及20%）提取法定公積金，法定公益金及任意公積金，計人民幣42,491,000元，人民幣42,491,000元及人民幣84,982,000元（二零零一：人民幣36,442,000元，人民幣36,441,000元及人民幣72,883,000元）。

對於截至二零零二年十二月三十一日止年度提取人民幣84,982,000元（税後淨利潤的20%）的任意公積金一事，需在下一次股東大會上經股東批准。根據修訂後的國際會計準則第十條，「資產負債表日後事項」，二零零二年十二月三十一日後建議提取的任意公積金將被列示於截止二零零三年十二月三十一日止年度本集團的會計報表中。

25. 實收資本

於二零零二年十二月三十一日的實收資本為本公司註冊成立時所發行的577,303,500股內資股及本公司於二零零一年二月發行的310,854,000股H股。

	二零零二年 股數 *千股*	二零零二年 金額 *人民幣千元*
法定：		
每股面值人民幣1元的內資股	577,304	577,304
每股面值人民幣1元的H股	310,854	310,854
合計	888,158	888,158
已發行及繳足：		
每股面值人民幣1元的內資股	577,304	577,304
每股面值人民幣1元的H股	310,854	310,854
合計	888,158	888,158

26. 儲備

	資本公積 *人民幣千元*	法定盈餘公積金 *人民幣千元*	法定公益金 *人民幣千元*	任意盈餘公積金 *人民幣千元*	合計 *人民幣千元*
集團					
2001年1月1日	167,506	16,801	8,401	—	192,708
以前年度調整（附註）	80,148	—	—	—	80,148
調整後年初餘額	247,654	16,801	8,401	—	272,856
上市籌集資金	947,302	—	—	—	947,302
留存收益轉入	—	38,415	36,441	—	74,856
2001年12月31日	1,194,956	55,216	44,842	—	1,295,014
留存收益轉入	—	42,889	42,888	72,883	158,660
2002年12月31日	1,194,956	98,105	87,730	72,883	1,453,674
公司					
2001年1月1日	167,506	16,801	8,401	—	192,708
以前年度調整（附註）	80,148	—	—	—	80,148
調整後年初餘額	247,654	16,801	8,401		272,856
上市籌集資金	947,302	—	—	—	947,302
留存收益轉入	—	38,415	36,441	—	74,856
2001年12月31日	1,194,956	55,216	44,842	—	1,295,014
留存收益轉入	—	42,491	42,491	72,883	157,865
2002年12月31日	1,194,956	97,707	87,333	72,883	1,452,879

23. 應付帳款及預提費用（續）

應付帳款帳齡分析如下：

	集團		公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
六個月以內	**15,609**	57,136	**14,428**	55,238
六個月至一年	**328**	1,736	**13**	1,639
一年至二年	**33,987**	—	**33,788**	—
二年至三年	**—**	324	**—**	323
三年至四年	**—**	581	**—**	581
應付帳款合計	**49,924**	59,777	**48,229**	57,781
預提費用	**143,120**	107,315	**139,340**	98,537
	193,044	167,092	**187,569**	156,318

24. 應交稅金

	集團		公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
應交企業所得稅（附註26）	**1,425**	1,714	**—**	—
應交營業稅	**10,169**	12,575	**9,478**	12,190
應交增值稅	**62**	(204)	**50**	(182)
其他	**1,484**	290	**1,229**	158
	13,140	14,375	**10,757**	12,166

22. 現金及現金等價物

於十二月三十一日，現金及現金等價物包括：

	集團		公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
現金				
人民幣	**223**	173	**139**	52
以港幣計價	**55**	84	**—**	—
以美元計價	**88**	—	**—**	—
以英鎊計價	**11**	—	**—**	—
以歐元計價	**17**	—	**—**	—
	394	257	**139**	52
活期存款				
人民幣	**1,319,654**	848,525	**1,283,045**	816,209
以美元計價	**181,426**	240,715	**112,635**	211,659
以港幣計價	**391,126**	547,185	**383,010**	542,361
以日元計價	**822**	136	**—**	—
	1,893,028	1,636,561	**1,778,690**	1,570,229
現金及現金等價物合計	**1,893,422**	1,636,818	**1,778,829**	1,570,281

23. 應付帳款及預提費用

	集團		公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
應付帳款	**49,924**	59,777	**48,229**	57,781
預提離港技術延伸費	**68,052**	45,728	**74,560**	45,728
預提員工技術獎金	**41,647**	27,091	**41,647**	27,091
預提租金	**208**	5,485	**—**	5,485
預提技術支持費	**8,093**	3,212	**8,093**	3,212
預提網絡使用費	**7,112**	1,060	**5,243**	1,060
退休金	**—**	340	**—**	340
其他預提費用	**18,008**	24,399	**9,797**	15,621
	193,044	167,092	**187,569**	156,318

於二零零二年十二月三十一日，以上餘額中有人民幣43,860,287元(二零零一：人民幣53,315,000元)是以美元計價的。

19. 應收帳款

於十二月三十一日，應收帳款包括：

	集團		公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
應收帳款	**9,043**	16,452	**10,654**	15,901
壞帳準備	**(4,596)**	(1,615)	**(3,944)**	(1,356)
應收帳款，淨值	**4,447**	14,837	**6,710**	14,545

收款期限一般為提供服務後六個月內。

應收帳款的帳齡分析如下：

	集團		公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
六個月內	**3,811**	11,450	**5,422**	10,899
六個月至一年	**651**	835	**651**	835
一年至二年	**1,599**	2,008	**1,599**	2,008
二年至三年	**1,078**	397	**1,078**	397
三年以上	**1,904**	1,762	**1,904**	1,762
	9,043	16,452	**10,654**	15,901

20. 預付款項及其他流動資產

於十二月三十一日，預付款項及其他流動資產包括：

	集團		公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
預付款項	**5,165**	2,694	**4,088**	1,439
其他流動資產	**25,661**	12,662	**22,260**	11,563
合計	**30,826**	15,356	**26,348**	13,002

21. 短期銀行存款

短期銀行存款的加權平均年利率為 2.39%（二零零一：2.52%），平均存期為 404 天（二零零一：267 天）。

16. 其他長期投資

於十二月三十一日，本公司和本集團有下列持有至到期日投資：

	利率和期限	二零零二年 人民幣千元	二零零一年 人民幣千元
國債	3% 年利率，於二零零八年十二月到期	**100,000**	100,000

17. 其他長期資產

於十二月三十一日，其他長期資產包括：

	集團		公司	
	二零零二年 人民幣千元	二零零一年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元
預付購置房款	—	3,833	—	—
房租押金及其他長期資產	**5,746**	4,632	**1,795**	1,411
合計	**5,746**	8,465	**1,795**	1,411

18. 存貨

	集團		公司	
	二零零二年 人民幣千元	二零零一年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元
待售設備	**1,637**	1,953	**505**	385
備件	**347**	781	**80**	774
其他	**34**	33	**26**	30
合計	**2,018**	2,767	**611**	1,189
減：可變現淨值減值準備	—	—	—	—
	2,018	2,767	**611**	1,189

於二零零二及二零零一年十二月三十一日，有帳面價值為零的存貨是按可變現淨值列帳。

於二零零二及二零零一年十二月三十一日，集團均無作為借款抵押物的存貨。

13. 無形資產，淨值

	集團		公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
原值				
年初餘額	**17,596**	—	**15,053**	—
購買	**1,935**	17,596	**1,648**	15,053
年末餘額	**19,531**	17,596	**16,701**	15,053
累計攤銷				
年初餘額	**(3,358)**	—	**(2,855)**	—
本年攤銷	**(7,075)**	(3,358)	**(6,553)**	(2,855)
年末餘額	**(10,433)**	(3,358)	**(9,408)**	(2,855)
淨值				
年末餘額	**9,098**	14,238	**7,293**	12,198

本集團及本公司的無形資產為所購買的計算機軟件。

14. 於附屬公司的投資

	集團		公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
應佔附屬公司淨資產	—	—	**55,771**	43,127

本公司的附屬公司見附註1。

15. 於聯營公司的投資

	集團		公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
應佔聯營公司淨資產	**23,646**	12,391	**23,646**	12,391

本集團及本公司的聯營公司見附註1。

12. 物業，廠房及設備，淨值（續）

公司：

	房屋建築物	電腦系統及軟件	汽車	家具、裝置及其他設備	在建工程	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值						
二零零一年年初餘額	—	782,732	8,683	6,502	3,232	801,149
購置	—	73,323	1,586	4,390	142,842	222,141
在建工程轉入	1,532	143,822	—	—	(145,354)	—
處置	—	(93,921)	—	(977)	—	(94,898)
二零零一年年末餘額	1,532	905,956	10,269	9,915	720	928,392
購置	752	49,629	1,927	982	720	54,010
處置	—	(113,792)	—	(261)	—	(114,053)
二零零二年年末餘額	2,284	841,793	12,196	10,636	1,440	868,349
累計折舊						
二零零一年年初餘額	—	(525,855)	(3,676)	(2,215)	—	(531,746)
本年度折舊	(21)	(99,812)	(1,287)	(1,297)	—	(102,417)
處置後撥回	—	88,143	—	863	—	89,006
二零零一年年末餘額	(21)	(537,524)	(4,963)	(2,649)	—	(545,157)
本年度折舊	(97)	(122,718)	(1,447)	(850)	—	(125,112)
處置後撥回	—	109,083	—	312	—	109,395
二零零二年年末餘額	(118)	(551,159)	(6,410)	(3,187)	—	(560,874)
淨值						
二零零一年年末餘額	1,511	368,432	5,306	7,266	720	383,235
二零零二年年末餘額	2,166	290,634	5,786	7,449	1,440	307,475

12. 物業，廠房及設備，淨值

於十二月三十一日，物業、廠房及設備包括：

集團：

	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	在建工程	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值						
二零零一年年初餘額	3,848	802,793	12,048	8,249	3,232	830,170
購置	7,115	75,213	2,822	6,274	143,103	234,527
在建工程轉入	1,532	143,822	—	—	(145,354)	—
處置	—	(94,193)	—	(1,177)	—	(95,370)
二零零一年年末餘額	12,495	927,635	14,870	13,346	981	969,327
購置	2,611	55,134	5,579	1,280	7,967	72,571
處置	(15)	(118,815)	—	(405)	(25)	(119,260)
二零零二年年末餘額	15,091	863,954	20,449	14,221	8,923	922,638
累計折舊						
二零零一年年初餘額	(1,369)	(537,878)	(5,767)	(3,212)	—	(548,226)
本年度折舊	(335)	(102,697)	(1,668)	(1,600)	—	(106,300)
處置後撥回	—	88,315	—	881	—	89,196
二零零一年年末餘額	(1,704)	(552,260)	(7,435)	(3,931)	—	(565,330)
本年度折舊	(773)	(126,493)	(2,203)	(829)	—	(130,298)
處置後撥回	—	113,301	—	321	—	113,622
二零零二年年末餘額	(2,477)	(565,452)	(9,638)	(4,439)	—	(582,006)
淨值						
二零零一年年末餘額	10,791	375,375	7,435	9,415	981	403,997
二零零二年年末餘額	12,614	298,502	10,811	9,782	8,923	340,632

10. 每股基本及攤薄盈利

截至二零零二年十二月三十一止年度的每股盈利是通過將淨利潤人民幣453,227,000元，除以發行在外的加權平均普通股股數888,157,500 股計算得出（二零零一：將淨利潤人民幣407,901,000元除以發行在外的加權平均普通股股數855,314,000股）。

截至二零零一年及二零零二年十二月三十一日止年度並無已發行可能具有潛在攤薄效應的普通股。

11. 股息

在二零零二年五月十日股東年會上通過了派發二零零一年末期股息每股人民幣0.184元，合共人民幣163,421,000元。該股息已計入二零零二年度股東權益並列作留存收益的分配。

董事會建議派發截至二零零二年十二月三十一日止年度股利，每股人民幣0.192元，共計人民幣170,526,000元。建議派發的股利及建議提取的任意公積金有待下一次股東大會的批准。由於修訂後的國際會計準則第十號「資產負債表日後事項」的應用，資產負債表日後批准派發的股利將被列示於截至二零零三年十二月三十一日止年度本集團的會計報表中。在派發此股利後，於二零零二年十二月三十一日止之可供分配之利潤約為人民幣156,434,000元(二零零一：人民幣72 ,015,000元）。

	二零零二年	二零零一年
年終後建議派發的股利		
建議末期股利（人民幣千元）	**170,526**	163,421
每股股利（人民幣元）	**0.192**	0.184

9. 稅項（續）

於二零零二年度及二零零一年度除稅前利潤適用之中國法定33%企業所得稅稅率與綜合損益表中的實際稅率間之差異調節如下：

	二零零二年	二零零一年
法定稅率	**33.0%**	33.0%
適用於本公司的免稅優惠的影響	**(31.8)%**	(31.5)%
適用於若干附屬公司的優惠稅率的影響	**(0.5)%**	(0.7)%
實際所得稅稅率	**0.7%**	0.8%

於資產負債表日並無未提取遞延稅項準備的重大暫時性差異。

適用於本公司的免稅優惠以及適用於若干附屬公司的優惠稅率的影響如下：

	二零零二年	二零零一年
總金額（人民幣千元）	**148,604**	132,630
每股影響（人民幣元）	**0.17**	0.16

然而，構成本集團的各公司所取得的稅收優惠，包括本公司的上述自二零零零年十月一日至二零零二年十二月三十一日止期間內免徵企業所得稅的稅收優惠，有可能受到更高權力機關的審核。若本集團不能享受上述所得稅優惠，則可能會產生額外所得稅費用。

營業稅

本集團下列服務收入須交納營業稅：

電子旅遊分銷、機場旅客處理、數據網絡服務及航空貨運系統	3%
培訓、技術支持服務、租金及其他	5%

增值稅

本集團的設備銷售業務適用增值稅。本公司及本公司的一個附屬公司（「天信達」）經稅務機關認定為增值稅一般納稅人，本公司的其他附屬公司被認定為增值稅小規模納稅人。增值稅一般納稅人的適用稅率為17%，增值稅小規模納稅人適用的稅率為4% - 6%。

增值稅一般納稅人用於銷售之設備所支付的增值稅，可用於抵扣出售時的應付增值稅。

增值稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

7. 退休福利

所有本集團的全職員工均可享受政府制訂的退休計劃。根據該計劃，退休員工每年可領取相當於他們退休時基本工資的退休金。這些退休金由中國政府負責支付。本集團於截至二零零二年十二月三十一日止年度，按員工基本工資的16%（二零零一：16 %）向國家資助的退休計劃供款。本集團截至二零零二年十二月三十一日止年度所支付的退休供款為人民幣1,113,000元（二零零一：人民幣891,000元）。根據該計劃，本集團除提取退休金供款外，並無其他任何支付退休福利的義務。

8. 住房公積金

所有本集團的全職員工有權參加一個國家資助的住房公積金計劃。本集團可用此等公積金建造員工住房，員工可用公積金購買房屋或於退休時一次性支取。本集團每年按職工基本工資的固定百分比向政府資助的住房公積金供款。截至二零零二年十二月三十一日止年度，本集團對住房公積金支付的供款分別約為人民幣1,968,000元（二零零一：人民幣1,299,000元）。

二零零二年僱員平均人數為 1,170 人（二零零一：912 人）。

9. 稅項

所得稅

	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
中國企業所得稅 - 即期	**2,690**	3,114
香港利得稅 - 即期	**459**	75
遞延稅項	**—**	—
	3,149	3,189

根據中國所得稅法，本公司須繳付按照中國企業適用的會計原則及財務條例編制的本公司法定帳目所載應課稅收入的33%作為企業所得稅。然而，本公司已於二零零零年十月在中關村海淀科技園區註冊成立為新技術企業，並得到了海淀區國家稅務局（(2000)海國稅二所字第19號）的批准，享受自二零零零年十月一日至二零零二年十二月三十一日止期間內免徵企業所得稅的稅收優惠。

本公司的附屬公司享有介乎7.5%至33%不同程度的優惠稅率。這些附屬公司或位於經濟特區（海南凱亞、深圳凱亞及廈門凱亞），適用稅率為15%，或被認定為新技術企業（重慶凱亞），適用稅率為33%。此外，該等附屬公司於開業起數年內有權享有若干稅項減免。本集團於二零零二年之稅項為該等附屬公司所計提之所得稅 。

6. 董事、高級行政人員及監事的酬金

	二零零二年 人民幣千元	二零零一年 人民幣千元
執行董事酬金	—	—
非執行董事酬金	—	—
監事酬金	—	—
執行董事其他酬金		
一基本工資及津貼	**337**	302
一花紅	**1,202**	930
一退休金	**40**	44
非執行董事其他酬金	—	—
監事其他酬金	**725**	621
合計	**2,304**	1,897

於有關期間，概無任何董事放棄或同意放棄任何酬金。

支付給五位最高薪的人員（主要為高級行政人員）的詳細金額如下：

	二零零二年 人民幣千元	二零零一年 人民幣千元
基本工資及津貼	**341**	295
花紅	**1,202**	943
退休金	**40**	43
	1,583	1,281
董事人數	**4**	3
員工人數	**1**	2
	5	5

截至二零零二年十二月三十一日止年度，每個董事(包括五位最高薪員工)的年度酬金均介乎人民幣零元至一百萬元（二零零一：人民幣零元至一百萬元）。

截至二零零二年十二月三十一日止年度，五個最高薪酬的人員(包括董事和員工)均未獲酬金以作為加入本公司的獎勵或離開公司的損失補償（二零零一：零）。

4. 收入

收入基本包括本集團因就使用其電子旅遊分銷，機場旅客處理，數據網絡及航空貨運系統而收取的費用，上述系統提供機位控制及出售、實時值機、航班配載、貨運管理服務及數據通訊服務。

此等收費主要按照民航總局及中國其他有關部門決定的條款而釐定。此等收費大部分來自重組後成為本公司股東的客戶。

(1) 電子旅遊分銷服務乃由本集團的供應控制系統及計算機訂座系統提供，上述系統為航空公司及旅行社提供實時機位控制及航班訂座資料。

(2) 機場旅客處理服務乃由本集團的機場旅客處理系統提供，該系統為位於中國及若干海外城市的航空公司及機場提供值機、登機、行李控制、飛機航線及航班配載服務。

(3) 本集團就使用其數據網絡向航空公司、機場及旅行社收取費用。

(4) 本集團向航空公司及機場提供航空貨運系統服務及計算機系統安裝服務。此外，本集團亦向航空公司、機場及旅行社出售使用本集團系統所需的設備。

5. 除稅前利潤

除稅前利潤已扣除及計入下列各項：

	二零零二年 *人民幣千元*	二零零一年 *人民幣千元*
已扣除：		
折舊	**130,298**	106,300
攤銷	**7,075**	3,358
出售物業、廠房及設備的虧損	**5,133**	4,650
經營租賃支出	**37,109**	35,278
沖銷存貨可變現淨值減值準備	**—**	(969)
計提（沖銷）壞帳準備	**2,981**	(574)
存貨銷售成本	**9,551**	21,445
定額供款退休金計劃的供款	**1,113**	891
核數師酬金	**1,467**	1,981
匯兑損失（收益）	**(252)**	417
住房公積金供款	**1,968**	1,299
研究與開發費用	**68,314**	64,867
已計入：		
利息收入	**42,081**	42,382

3. 主要會計政策（續）

(r) 收入確認

收入在有關交易之經濟利益可以流入本集團且其收入及已發生或將發生的相關成本可以可靠地計量時予以確認，以扣除銷售折扣後的淨額列示。其具體基準如下：

- 定額合同下電子旅遊分銷服務之收入於合同期間按直線法予以確認；
- 非定額合同下電子旅遊分銷服務之收入於提供服務時予以確認；
- 機場旅客處理服務收入於提供服務時予以確認；
- 數據網絡服務之收入於提供服務時確認；
- 設備銷售收入於所有權轉於買方時予以確認；
- 當項目完成程度可以可靠的估計時，與設備安裝項目相關的收入根據項目的完成程度加以確認。項目的完成程度根據已發生的成本佔項目估計總成本的比例加以確定。當提供勞務的交易結果不能可靠估計時，收入的確認只限於已經確認可獲補償成本的金額。當履行合同很可能產生損失時，將估計的全部最終損失確認為成本；及
- 銀行或其他金融機構存款之利息收入按權責發生制基準予以確認。

3. **主要會計政策（續）**

(o) 稅項

本集團（除中國民航信息網絡股份（香港）有限公司之外）之稅項乃按適用於中國企業之稅法及規則徵收。本集團乃按其以法定財務報告之基準，並以就稅項而言毋須課稅之收入及不可抵稅之支出項目作出調整後的利潤計提中國企業所得稅。

中國民航信息網絡股份（香港）有限公司以預計在本年度內源自香港境內的利潤計提利得稅。

遞延稅項按資產負債表負債法就資產負債表中資產或負債其帳面值與其各自稅基之間之重大暫時性差額進行準備。資產或負債之稅基乃該資產或負債就稅項而言之款項。遞延稅項按現行稅率確定。遞延稅項負債之確認按所有應課稅暫時性差額計算。遞延稅項資產就所有暫時性可扣除差額予以確認，但僅限於估計將來可實現之應課稅盈利能使暫時性可扣稅差額沖回之稅項額。

其他稅項負債根據中國政府當局頒佈之規定而作出準備。

(p) 退休福利計劃

固定供款的退休福利金計劃的退休金費用之固定供款乃於發生當年記為費用。

(q) 準備

僅在本集團因過往事件而導致現有債務責任(法定或推定)及包括經濟利益的資源流出可能(即有較大的可能性)將需要用以清償該債務責任，以及債務責任的金額可被可靠估計的情況下，準備方被確認。準備於各結算日復核及調整以反映現時的最佳估計。倘貨幣時間價值的影響十分重大，準備的金額為預期需要用以清償債務責任的開支的現值。當使用折扣的時候，反映此時間段的準備增加部分被確認為利息費用。

3. 主要會計政策（續）

(k) 經營租賃

與資產擁有權有關之大部分收益及風險由出租人享有或承擔的租賃均視為經營租賃。經營租賃的租金支出在租賃期間內以直線法列作費用。

(l) 存貨

存貨主要包括銷售設備、零件及耗材，以成本和可變現淨值孰低法入帳。成本以先進先出法計算，包括所有的採購成本及將存貨運送至現時地點和狀態所發生的其他成本。可變現淨值按預計正常銷售價格減預計的完工成本和必要銷售成本來確定。

(m) 應收帳款及壞帳準備

應收賬款按照實際發生額入賬，並採用備抵法依據對應收賬款的回收可能性作出具體評估後計提壞賬準備；計提的方法為對於回收有困難的應收賬款，結合實際情況和經驗計提專項壞帳準備，對於其餘的應收賬款按賬齡分析法以下列比例計提一般壞帳準備：

賬齡	壞賬準備計提比例
7－12個月	25%
1－2年以內	50%
2年以上	100%

(n) 現金及現金等價物

現金指手頭持有之現金及存放於銀行或其他金融機構並可按要求取回之存款。

現金等價物指短期且流動性高的投資，原本限期不超過三個月可隨時轉換為可知金額的現金，無重大價值變動風險者。

3. 主要會計政策（續）

(i) 投資

本集團投資劃分為以下幾類：持有至到期日的，為交易而持有的以及可供出售的投資。持有至到期日的投資指具有固定或可確定金額和固定期限，且企業明確打算並能夠持有至到期日的投資（本公司源生的貸款和應收款項不包括在內）。為交易而持有的投資指主要為了從短期價格波動中獲利而購置的投資。其他所有投資，除企業源生的貸款和應收款項外，均為可供出售的投資。

持有至到期日的投資記錄為非流動資產，除非該投資將於資產負債表日後一年內到期。為交易而持有的投資記錄為流動資產。如果管理層計劃於資產負債表日後一年內變現持有的可供出售的投資，則該投資記錄為流動資產。

所有投資的購買及出售均於交易日確認，交易日是指集團承諾購買或出售該資產的日期。

當投資初始確認時，本公司應以其成本進行計量，即包括交易成本在內的所支付對價的公允價值。

可供出售的及為交易而持有的投資在初始確認後，以資產負債表日市場價值為基礎確認的公允價值計量，交易成本無需扣除。

計算可供出售的投資的公允價值的損益在該投資被出售或處置之前，或在該投資發生減值之前，通過股東權益中的公允價值儲備直接在權益中確認。被出售或處置、或發生減值時，以前在權益中確認的累積收益或損失應計入當期淨損益。

為交易而持有的投資價值變動記錄為財務費用或收入。

持有至到期日的投資以實際利率法，按攤餘成本計價。

(j) 金融工具

資產負債表日的金融資產及金融負債主要包括現金及現金等價物、短期銀行存款、應收帳款、預付帳款、應收聯營公司及關聯方款、國債、其他長期資產、應付帳款及應付關聯方款。對這些主要項目之確認及計量的重要會計政策已在會計政策中披露。

金融工具按照合同的實質分為負債或權益。與被劃分為負債類的金融工具有關的利息、股息、收益及損失計入費用或收入。向權益類的金融工具的所有者的分配則直接計入權益。當本公司及本集團有法定權利並有意將金融工具以淨值為基礎進行結算或同時把金融資產變現和把金融負債結算時，金融工具可予以抵銷。

3. 主要會計政策（續）

(h) 資產減值

本集團在每個資產負債表日對金融工具進行減值檢查。

如果企業很可能不能按以攤餘成本記錄的貸款、應收款項或持有至到期日投資的合同條款收回所有到期金額，則應在損益表中確認減值或壞賬損失。如果減值或壞賬損失降低，且這種降低客觀上與減記之後發生的事項有聯繫，則金融資產的減記金額應轉回。轉回的金額應記入當期淨損益。但該轉回不應導致該金融資產的賬面金額超過不確認減值情況下的攤餘成本。

如果可供出售的金融資產的收益和損失以前在權益中確認，且存在客觀證據表明該資產已減值，那麼，已在權益中確認的累積淨損益額也應從權益中轉出，並計入當期淨損益。重新計量至公允價值的債務性工具的可收回金額，指按類似金融資產的現行市場利率折現的預期未來現金流量的現值。如果減值損失降低，且這種降低客觀上與減記之後發生的事項有聯繫，則金融資產的減記金額應轉回。該轉回的金額應記入淨損益。

倘任何事件或情況改變顯示物業、廠房、設備、無形資產及對附屬公司及聯營公司的投資的帳面值不能收回，則對該項資產進行減值檢查。倘一項資產的帳面值超越其可收回金額，以成本列帳的物業、廠房、機器設備項目、無形資產及對附屬公司及聯營公司的投資的減值虧損被列作支出。可收回金額為一項資產的淨銷售價及使用價值中的較高者。淨銷售價為於公允交易中出售一項資產可取得的金額，而使用價值則為持續使用一項資產及於其使用壽命終結時出售預期產生之估計未來現金之現值。可收回金額乃就個別資產作出估計，或倘不可能，則就與該資產相關的現金產生單位而作出估計。

倘顯示就資產確認的減值虧損不再存在或減少，則過往年度所確認的減值虧損將被沖回。該沖回將列為收入。然而，由於資產減值損失的轉回而增加後的資產帳面金額，不應高於資產以前年度沒有確認減值損失時的帳面金額（減去攤銷或折舊）。

3. 主要會計政策（續）

(e) *物業、廠房及設備（續）*

在建工程指興建中之房屋建築物、待安裝的計算機系統及設備，並按成本值入帳。成本值包括建築工程成本和採購成本，及用作該等資產的借款於興建、安裝及測試期間所產生的借貸成本。當在建工程沒有完工或可投入使用前，並不計提折舊。

(f) *無形資產*

無形資產主要包括計算機軟件。

倘若購買新軟件的成本不是相關硬件的一個內在組成部分，購買此新軟件的成本將被資本化及視為無形資產。軟件在 2-3 年內以直線法攤銷。

為了恢復或維持現有軟件系統最初預期的未來經濟利益流入水平而發生之成本在恢復及維持工作執行的時候確認為費用。

(g) *研究及開發成本*

研究及開發支出於產生期間內作為費用列支，惟嚴格遵守以下條件之軟件開發成本除外：

- 軟件獲明確界定，而成本能獨立劃分並準確計量；
- 軟件獲證實技術上可行；
- 軟件將用於出售或內部使用；
- 軟件有潛在市場或證實其內部用途；及
- 具備完成軟件發展所需技術、財務及其他資源。

被資本化之開發成本按其預計可使用年限以直線法攤銷，攤銷期一般不超過五年。截至二零零二年十二月三十一日止年度，由於並未符合上述所有條件，故並無開發成本被資本化（二零零一：零）。

倘資產出現減值情況或以前年度確認之減值虧損不再存在，則已資本化之開發成本的可收回金額將被重新估計 。

3. 主要會計政策（續）

(d) 外幣（續）

若境外子公司在財務、經濟及組織方面是自主的，則在合併時被視為境外實體。其計價貨幣為其當地貨幣。合併的境外子公司的資產負債表項目以年終匯率折算，損益表項目以交易發生日的匯率折算。所有由此產生的匯兑差額計入權益中的外幣報表折算差額科目。

併購境外實體產生的商譽以及由於併購該境外實體對資產和負債的賬面金額所進行的公允價值的調整以交易發生日的實際匯率折算。實質上構成企業對境外實體的投資淨額的那一部分貨幣性項目所形成的匯兑差額，在處置該投資淨額之前，應在合併會計報表中作為權益項目反映，直到對該投資淨額進行處置時為止。用於對企業在境外實體的投資淨額進行套期的外幣負債所形成的匯兑差額直接計入權益中的外幣報表折算差額科目。

在處置境外實體時，與該實體相關的累計匯兑差額應在確認處置損益的同一期間確認為收益或費用。

(e) 物業、廠房及設備

物業、廠房及設備，乃按成本減累計折舊及累計減值虧損後列帳。資產成本包括其購買價格及將其運送至運作地點並達使用狀態而應佔的任何直接費用。在物業、廠房及設備投入使用後發生的費用，例如維修保養和檢修費用，一般於產生該等支出的年度作為費用處理。若有關支出能明確顯示其能增加預計從運用該資產而產生的經濟效益，該支出將被資本化。

物業、廠房和設備的折舊按其估計可使用年限並扣除估計殘值後以直線法計提。物業、廠房和設備估計可使用年限如下：

房屋建築物	20年
計算機系統及軟件	3-11年
汽車	6年
家具、裝置及其他設備	5-9年

當資產被出售或報廢時，其成本和累計折舊均從帳上沖銷，而其相關的處置損益在計算淨利潤時予以反映。

3. 主要會計政策（續）

(b) 於聯營公司之投資

於聯營公司之投資指本集團擁有其 20% 到 50% 之間的投票權或有重大影響力但無控制權之公司並採用權益法入賬。該等股權乃以反映本集團在聯營公司中所佔之資產淨額並包括收購時之商譽於資產負債表中列帳。權益法為在綜合損益表中確認本集團於本年度所佔聯營公司之利潤或損失。

於聯營公司之投資在本公司之資產負債表採用權益法入賬。

本集團聯營公司的列表載於附註 1 。

(c) 計價貨幣

基於與本公司及其中國附屬公司相關的事件及環境的經濟實質，本公司及其中國附屬公司以人民幣為其計價貨幣。為了合併本公司、其中國附屬公司（以人民幣為計價貨幣）以及中國民航信息網絡股份（香港）有限公司（以港幣為計價貨幣），中國民航信息網絡股份（香港）有限公司之會計報表按下列附註(d)描述的政策折算。

(d) 外幣

本集團的外幣交易按交易當日適用的匯率換算為人民幣。以外幣結算的貨幣性資產及負債是按資產負債表日的適用匯率換算為人民幣。以外幣結算的非貨幣性資產及負債乃按歷史匯率換算。交易日後因匯率變化發生的匯兑損益均在計算淨利潤時予以確認。

本集團並未在任何呈報期間內簽訂任何對沖合同。

當某個境外公司的業務為本公司業務的組成部分時，將其境外業務交易視同為本公司業務進行折算。在每個資產負債表日外幣計價的貨幣性項目以年終匯率折算，以歷史成本計價的非貨幣性項目以取得日的歷史匯率折算，以公允價值計價的非貨幣性項目以公允價值確定日的匯率折算。收入和費用科目按交易日當日的匯率折算。折算產生的匯兑差異計入當年損益表。

3. 主要會計政策

本公司及其附屬公司在編制會計報表時所採納的主要會計政策如下:

(a) 綜合基準

本集團合併會計報表包括本公司及其所控制的公司。控制是指本集團直接或間接擁有超過50%股權的企業和/或可以控制其財務及經營政策以從其經營活動獲取利益。屬於少數股東的權益和淨收入在資產負債表和損益表中單獨列示。

本公司所收購的業務按收購法作會計處理。本年度所收購或處置的公司自購買日開始包括於或自處置日開始不再包括於合併會計報表中。

本公司對受其重大影響的聯營公司之投資（通常投資佔該聯營公司權益不低於 20% 且不高於 50%）採用權益法核算。如果有迹象表明對聯營公司的投資有減值情況或以前年度確認之減值損失不再存在時，本公司將對聯營公司之投資進行減值檢查。

除非本集團承諾承擔額外的損失，當本集團所佔聯營公司的損失超過投資的帳面價值時，投資賬面價值以減記至零為限。

所有其他投資按國際會計準則第 39 號「金融工具」的有關規定進行會計處理。

所有集團內部的重大交易及餘額（包括集團內部利潤及未實現利潤或損失）已在編制合併會計報表時予以抵銷。在與聯營公司發生交易時產生的未實現利潤，以本集團所佔聯營公司的權益為限抵減對聯營公司的投資。未實現損失按相似的方法抵銷，但僅以所轉移的資產沒有發生減值為限。

對於本公司和附屬公司的相同交易及情況類似事項，在合併會計報表中採用統一的會計政策。

本集團附屬公司的列表詳見附註 1 。

1. 組織結構及主要經營活動（續）

本公司及其附屬公司以下統稱「本集團」。

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本人民幣	主要業務
		直接	間接		
聯營公司					
上海民航華東凱亞系統集成有限公司（「華東凱亞」）	1999年5月21日	47%	—	2,000,000	計算機軟、硬件開發和數據網絡服務
瀋陽民航東北凱亞有限公司（「東北凱亞」）	1999年11月2日	46%	—	2,000,000	計算機軟、硬件開發和數據網絡服務
成都民航西南凱亞有限責任公司（「西南凱亞」）	1999年11月28日	44%	—	2,000,000	計算機軟、硬件開發和數據網絡服務

2. 編制基準

本綜合會計報表是遵照國際會計準則編制，該等會計報表均基於歷史成本法編制。

1. 組織結構及主要經營活動（續）

公司名稱	註冊成立日期	持有股權百分比 直接	間接	已發行及繳足資本 人民幣	主要業務
附屬公司					
天信達信息技術有限公司（「天信達」）	2000年9月20日	51%	—	20,695,000	提供貨運管理服務和相關軟件和技術開發；提供技術支持，培訓和資訊服務
中國民航信息網絡股份（香港）有限公司（「香港凱亞」）	2000年12月13日	100%	—	3,162,067	商業服務
廈門民航凱亞有限公司（「廈門凱亞」）	2001年9月14日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
青島民航凱亞系統集成有限公司（「青島凱亞」）	2002年1月11日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
西安民航凱亞科技有限公司（「西安凱亞」）	2002年7月9日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
新疆民航凱亞信息網絡有限責任公司（「新疆凱亞」）	2002年8月16日	51%	—	3,000,000	計算機軟、硬件開發及數據網絡服務

* 由於雲南凱亞的財務及經營政策由董事會以簡單多數投票決定，而本公司可委任其董事會5名董事中的3名，因此本公司有權控制雲南凱亞的財務及經營政策。

1. **組織結構及主要經營活動（續）**

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
附屬公司					
海南民航凱亞有限公司（「海南凱亞」）	1994年3月2日	55.63%	—	6,615,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
深圳民航凱亞有限公司（「深圳凱亞」）	1995年4月14日	61.47%	—	7,000,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
湖北民航凱亞有限公司（「湖北凱亞」）	1997年7月25日	50%	12.5%	5,000,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
重慶民航凱亞信息技術有限公司（「重慶凱亞」）	1998年12月1日	51%	—	9,800,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
雲南民航凱亞信息有限公司*（「雲南凱亞」）	2000年6月15日	50%*	—	2,000,000	計算機軟、硬件開發及數據網絡服務

1. 組織結構及主要經營活動

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供電子旅遊分銷、機場旅客處理、數據網絡、航空貨運系統及互聯網旅遊平台服務。於本公司成立之前，該等業務屬於中國民航計算機信息中心(「民航計算機信息中心」)及其附屬公司，以下統稱「前身實體」。民航計算機信息中心為籌備本公司股份之公開發售(「售股」)進行了結構重組(「重組」)。根據重組，本公司發行其100%普通股(「內資股」)以交換民航計算機信息中心以往擁有的資產、負債及若干附屬公司及聯營公司之股權，以及在中國提供電子旅遊分銷、機場旅客處理、數據網絡、航空貨運系統及互聯網旅遊平台服務之業務。民航計算機信息中心由中國民用航空總局(「民航總局」，為直屬於中國國務院之正部級單位，負責中國民用航空業的管理與發展)直接監督及控制。本公司進行之大部分交易是根據民航總局及中國其他有關當局制定之規定而進行。民航計算機信息中心於二零零二年十月更名為中國民航信息集團公司，並與民航總局脫鈎。

本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。

截至二零零二年十二月三十一日止，本公司於下列附屬公司及聯營公司擁有直接或間接權益。除中國民航信息網絡股份(香港)有限公司是於香港註冊成立的有限公司之外，其他附屬公司及聯營公司均屬於在中國大陸註冊成立之有限公司。

綜合現金流量表

截至二零零二年十二月三十一日止年度
（金額單位：人民幣千元）

	附註	**二零零二年**	二零零一年
經營活動之現金流量			
經營活動提供之現金	28	**625,623**	736,856
企業所得稅支出		**(3,149)**	(131,748)
經營活動提供之現金流量淨額		**622,474**	605,108
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(68,008)**	(252,123)
短期銀行存款增加		**(23,305)**	(488,780)
利息收入		**—**	37,952
自聯營公司之股息收入		**509**	1,322
出售物業、廠房及設備所得款項		**1,027**	1,524
短期投資所支付現金		**(2,000)**	—
其他長期投資增加		—	(100,000)
其他長期資產增加		**(2,868)**	(8,465)
投資活動使用之現金流量淨額		**(94,645)**	(808,570)
融資活動之現金流量			
股東出資		—	1,258,156
附屬公司少數股東投入		**3,430**	980
支付股息		**(274,169)**	—
已付附屬公司少數股東股息		—	(3,585)
支付其他融資活動費用		**(486)**	—
融資活動提供／（使用）之現金流量淨額		**(271,225)**	1,255,551
現金及現金等價物增加淨額		**256,604**	1,052,089
現金及現金等價物，期初餘額		**1,636,818**	584,729
現金及現金等價物，期末餘額	22	**1,893,422**	1,636,818

後附會計報表附註為本會計報表的組成部分。

綜合股東權益變動表

截至二零零二年十二月三十一日止年度

(金額單位：人民幣千元)

	附註	實收資本	儲備	留存收益	總計
二零零一年一月一日餘額	26	577,304	272,856	—	850,160
以前年度調整	26	—	80,148	—	80,148
調整後年初餘額		577,304	272,856	—	850,160
本年度利潤		—	—	407,901	407,901
轉入儲備	26	—	74,856	(74,856)	—
上市籌資淨額		310,854	947,302	—	1,258,156
二零零一年十二月三十一日餘額		888,158	1,295,014	333,045	2,516,217
二零零二年一月一日餘額		888,158	1,295,014	333,045	2,516,217
本年度利潤		—	—	453,227	453,227
分派二零零一年股利	11	—	—	(163,421)	(163,421)
轉入儲備	26,27	—	158,660	(158,660)	—
二零零二年十二月三十一日餘額		888,158	1,453,674	464,191	2,806,023

後附會計報表附註為本會計報表的組成部分。

資產負債表

二零零二年十二月三十一日
(金額單位：人民幣千元)

	附註	二零零二年	二零零一年
資產			
非流動資產			
物業、廠房及設備，淨值	12	**307,475**	383,235
無形資產，淨值	13	**7,293**	12,198
於附屬公司的投資	14	**55,771**	43,127
於聯營公司的投資	15	**23,646**	12,391
其他長期投資	16	**100,000**	100,000
其他長期資產	17	**1,795**	1,411
		495,980	552,362
流動資產			
存貨	18	**611**	1,189
應收帳款，淨值	19	**6,710**	14,545
應收附屬公司		**74,531**	29,929
應收聯營公司		**377**	598
應收關聯方款，淨值	32	**123,024**	162,716
預付款項及其他流動資產	20	**26,348**	13,002
短期銀行存款	21	**520,777**	480,417
現金及現金等價物	22	**1,778,829**	1,570,281
		2,531,207	2,272,677
資產總值		**3,027,187**	2,825,039
權益及負債			
資本及儲備			
實收資本	25	**888,158**	888,158
儲備	26	**1,452,879**	1,295,014
留存收益	27	**462,504**	333,045
		2,803,541	2,516,217
流動負債			
應付帳款及預提費用	23	**187,569**	156,318
應付附屬公司		**—**	354
應付關聯方款		**12,017**	14,233
應付股利	11	**13,303**	124,051
應交稅金	24	**10,757**	12,166
遞延收益		**—**	1,700
		223,646	308,822
權益及負債合計		**3,027,187**	2,825,039
淨流動資產		**2,307,561**	1,963,855
總資產減流動負債		**2,803,541**	2,516,217

後附會計報表附註為本會計報表的組成部分。

綜合資產負債表

二零零二年十二月三十一日

（金額單位：人民幣千元）

	附註	二零零二年	二零零一年
資產			
非流動資產			
物業、廠房及設備，淨值	12	**340,632**	403,997
無形資產，淨值	13	**9,098**	14,238
於聯營公司的投資	15	**23,646**	12,391
其他長期投資	16	**100,000**	100,000
其他長期資產	17	**5,746**	8,465
		479,122	539,091
流動資產			
存貨	18	**2,018**	2,767
應收帳款，淨值	19	**4,447**	14,837
應收聯營公司		**377**	598
應收關聯方款，淨值	32	**135,371**	168,536
預付款項及其他流動資產	20	**30,826**	15,356
短期投資		**2,195**	—
短期銀行存款	21	**539,491**	516,186
現金及現金等價物	22	**1,893,422**	1,636,818
		2,608,147	2,355,098
資產總值		**3,087,269**	2,894,189
權益及負債			
資本及儲備			
實收資本	25	**888,158**	888,158
儲備	26	**1,453,674**	1,295,014
留存收益	27	**464,191**	333,045
		2,806,023	2,516,217
少數股東權益		**37,600**	30,613
流動負債			
應付帳款及預提費用	23	**193,044**	167,092
應付關聯方款		**22,906**	38,447
應付股利	11	**14,342**	124,051
應交稅金	24	**13,140**	14,375
遞延收益		**214**	3,394
		243,646	347,359
權益及負債合計		**3,087,269**	2,894,189
淨流動資產		**2,364,501**	2,007,739
總資產減流動負債		**2,843,623**	2,546,830

於二零零三年三月十四日經董事會批准：



董事長



董事

後附會計報表附註為本會計報表的組成部分。

綜合損益表

截至二零零二年十二月三十一日止年度
(除每股數據外，所有金額均以人民幣千元為單位)

	附註	**二零零二年**	二零零一年
收入：			
電子旅遊分銷		**524,915**	459,868
機場旅客處理		**242,563**	203,558
數據網絡		**162,067**	114,609
設備銷售及其他		**47,897**	52,766
總收入	4,32	**977,442**	830,801
營業稅金及附加		**(32,604)**	(29,652)
淨收入		**944,838**	801,149
營業成本：			
折舊及攤銷		**(137,373)**	(109,658)
網絡使用費		**(49,823)**	(48,640)
人工成本		**(99,595)**	(72,019)
經營租賃支出	32	**(37,109)**	(35,278)
技術支持費		**(27,620)**	(22,304)
設備銷售成本		**(4,823)**	(11,010)
維修及保養費用		**(18,115)**	(18,397)
佣金及推廣費用		**(75,397)**	(44,207)
其他營業成本		**(89,015)**	(73,206)
總營業成本		**(538,870)**	(434,719)
營業利潤		**405,968**	366,430
財務收入，淨額		**42,635**	41,956
應佔聯營公司收益		**14,255**	7,289
其他支出，淨額		**(2,998)**	(4,102)
除稅及少數股東權益前利潤	5	**459,860**	411,573
所得稅	9	**(3,149)**	(3,189)
除少數股東權益前利潤		**456,711**	408,384
少數股東權益		**(3,484)**	(483)
淨利潤		**453,227**	407,901
每股盈利（基本及攤薄)(人民幣)	10	**0.51**	0.48
加權平均已發行股份數目(千股)	10	**888,158**	855,314

後附會計報表附註為本會計報表的組成部分。

國際核數師報告



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話：(852) 2289 8888
傳真：(852) 2210 9888

致：中國民航信息網絡股份有限公司全體股東
（於中華人民共和國註冊成立的股份有限公司）

本核數師已完成審核隨附的中國民航信息網絡股份有限公司（「貴公司」）及其子公司（「貴集團」）於二零零二年十二月三十一日的資產負債表及貴集團截至該日止年度的綜合損益表及現金流量表。貴公司管理層須對列載於第36頁至第73頁之財務報表負責。本核數師之責任是根據審核之結果，對該等財務報表作出意見。

本核數師已按照國際審計準則進行審核工作。該等準則要求本核數師策劃和進行審核工作以合理地確定該等財務報表是否存有重大錯誤陳述。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，並包括評審管理層所採用之會計政策和重大估計，以及從整體上評估財務報表之顯示方式。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

本核數師認為根據國際會計準則，該等財務報表在各重大方面足以公平地顯示貴公司與貴集團於二零零二年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之經營業績及現金流量，並按照香港公司條例之披露規定妥為編制。

羅兵咸永道會計師事務所
執業會計師

香港，二零零三年三月十四日

監事會報告

致各股東：

截至二零零二年十二月三十一日止年度，監事會各成員(「監事會」)忠實地履行其監事職責，確保本公司遵守及符合上市規則、《中華人民共和國公司法》、本公司章程及其它有關法規，以維護本公司及其股東的權益。

監事會於年內召開了兩次監事會會議，以監督本公司管理的事宜，並列席董事會會議，對董事會的決策及決定是否符合上市規則、國家法律法規及本公司章程和股東及公司的利益，進行了有效的監督。監事會認為本公司董事會及高級管理層在二零零二年度採用了穩健的發展策略，令經營業績得以持續增長，並為股東提供了良好的回報。對於董事和高級管理層遵守其誠信義務、勤勉地履行其在本公司的職責，維護本公司及各股東的最大利益，監事會感到滿意。監事會認為截至二零零二年十二月三十一日止年度的董事會報告符合實際情況。

監事會認真地審閱了由羅兵咸永道會計師事務所按國際會計準則編制的財務報表，認為該財務報表真實及合理地反映了本公司的財務狀況及經營成果，並符合本公司所適用的法規。

監事會確認本公司在本年度並沒有涉及任何重大訴訟或仲裁，亦沒有提出或面臨任何尚未了結的重大訴訟或索償。

監事會對本公司在本年度取得的成績感到滿意，並對本公司的前景及發展充滿信心。

承監事會命



監事會主席

二零零三年三月十四日

審核委員會及遵守最佳應用守則

本公司的審核委員會已與公司管理層一同討論並審核了本公司年度業績報告中的有關財務資料，並就內部監控及財務申報等事宜進行了討論。董事會認為於二零零二年，本公司已經遵守了上市規則附錄十四所載《最佳應用守則》的要求。

優先購股權

根據本公司的公司章程或根據中國法律概無有關優先購股權的規定。

重大訴訟

本集團於二零零二年並無涉及任何重大訴訟或糾紛。

核數師

本公司自成立之日起至二零零一年十二月三十一日止之國際核數師及中國審計師分別為安達信公司及安達信・華強會計師事務所。

羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司（中國註冊會計師）分別為本公司二零零二年度的國際核數師及中國審計師。本公司股東周年大會將於二零零三年四月二十九日（星期二）召開，會上將提呈委任羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司分別為本公司截至二零零三年十二月三十一日止年度的國際核數師及中國審計師的決議案。

承董事會命



董事長

二零零三年三月十四日

(iii) 以

(a) 監管該等交易的協議的條款訂立；或

(b) （如無該等協議）不遜於從獨立第三方可得或向獨立第三方提出的條款訂立；

(iv) 倘屬於下列任何類別，於截至二零零二年十二月三十一日止財政年度不得超過下列上限：

交易類別	交易上限
租用物業	人民幣40.00百萬元
天信達向 SITA INC. 支付的款項	美元8.70百萬元
來自凱亞公司之收入	人民幣48.00百萬元
SITA S.C.的開支	人民幣72.00百萬元

本公司接獲確認核數師會出其此份函件，表示該等關連交易：

(a) 已獲董事會批准；

(b) 乃按照財務報表附註所載的價格政策訂立；

(c) 乃按照規定該等交易的相應協議及文件的條款訂立；及

(d) 交易總額並無超過上限（見上文第(iv)項）。

委託存款及不可收回的逾期定期存款

於二零零二年十二月三十一日，本集團概無任何委託存款及不可收回的逾期定期存款。本集團所有現金存款均存放於商營銀行，並符合適用的法律及法規。

購買、出售或贖回證券

截至二零零二年十二月三十一日止年度，本集團並無購買、出售或贖回任何本公司證券。

(d) **本公司向SITA S.C.支付的網絡使用費**

二零零二年，本公司繼續使用SITA S.C.向本公司提供的數據網絡服務，並按照SITA S.C.與本公司簽定的收費標準，支付網絡使用費。

由於SITA INC.及SITA S.C.幾乎是由同一班股東持有及管理，SITA S.C. 便成為SITAGCH的聯繫人，而SITA S.C.亦因此被視為本公司的關連人士。二零零二年，本公司向SITA S.C.支付的網絡使用費總額約為人民幣34,911,000元(二零零一年：人民幣36,361,000元)。

二零零二年六月二十五日，在符合適用於本公司在上市時相同條件的原則下，聯交所向本公司授予了免除嚴格遵守上市規則關於本公司及SITA S.C.之間關連交易有關規定的新豁免。按照該豁免，本公司在每個財政年度支付給SITA S.C.的費用總額不得超過本公司最近公布帳目內所披露的本集團淨有形資產值的3%或上限人民幣72,000,000元(約相等於67,900,000港元)，以較低者為準。

(e) **本公司與凱亞公司之間的交易**

凱亞公司是本公司與中國商用航空公司及機場成立之合資企業，目的是分銷本公司的產品，為當地的用戶提供更好的服務。凱亞公司按照民航總局規定的收費標準，向本公司支付連接及安裝費和PID費等費用。

二零零二年，本公司向凱亞公司收取的上述費用總額約為人民幣43,592,000元。

本公司獨立非執行董事認為，該等關連交易：

(i) 乃於本集團在日常及一般業務運作中由本集團訂立；

(ii) 以

(a) 一般商業條款(該詞語應用於類似性質的交易，並由類似實體做出)進行；或

(b) (如無可比較個案)對本公司股東認為公平合理的條款進行；及

關連交易

二零零二年，本集團繼續進行了以下交易。這些交易構成了上市規則所定義之關連交易，根據上市規則第十四章規定須作出披露：

(a) 本集團向其發起人股東提供服務和技術支持

二零零二年，本集團繼續向其發起人股東(不包括中國民航信息集團公司)提供服務和技術支持，包括：電子旅遊分銷、機場旅客處理、數據網絡及航空貨運系統服務。有關本集團在二零零二年提供上述服務的重大詳情及財務資料均列明在財務報表附註32內。

(b) 本公司向中國民航信息集團公司租用物業

本公司在二零零二年繼續向中國民航信息集團公司租用物業。有關在二零零二年租用物業的詳情及財務資料均列明在財務報表附註32內。

(c) SITA INC. 與天信達之間的交易

天信達是本公司(持51%)及 Sociètè Internationle de Tèlècommunications Aeronautiques Greater China Holdings Limited (「SITAGCH」)，持49%)成立的合資企業，從事向中國航空及旅遊業參與者提供航空貨運信息處理系統服務。SITAGCH曾經向天信達提供若干貨運綜合服務，並以雙方協定的收費標準，按照使用量收取費用。根據SITA集團之內部重組計劃，原先由SITAGCH運營的貨運綜合服務已經轉讓予SITA INC.，SITA INC.從二零零二年一月一日起正式成為貨運綜合服務的供應商。二零零二年，天信達亦開始向其客戶提供貨運相關服務。為了使天信達能夠提供貨運相關服務，天信達要求SITA INC. 提供有關先進技術支持和培訓等服務，並按照雙方簽定的協議支付費用。

由於SITAGCH為天信達的主要股東，而SITA INC.為SITAGCH的間接控股公司，因此SITA INC.乃本公司的關連人士。二零零二年，天信達向SITA INC.支付的款項總額約為1,119,000美元(二零零一年：303,000美元)。

二零零二年六月二十五日，在符合適用於本公司在上市時相同條件的原則下，聯交所向本公司授予了免除嚴格遵守上市規則關於天信達及SITA INC.之間關連交易有關規定的新豁免。按照該豁免，天信達在每個財政年度支付給SITA INC.的費用總額不得超過本公司最近公布帳目內所披露的本集團淨有形資產值的3%或上限8,700,000美元(約相等於67,900,000港元)，以較低者為準。

本集團的最大客戶乃中國南方航空集團公司，於截至二零零二年十二月三十一日止年度佔本集團總收入的17.6%。在同一期間內，本集團對其五家最大客戶的總銷售額佔本集團總收入的51.8%。五家最大的用戶中三家，即中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司，為本公司的主要股東，於二零零二年十二月三十一日合共持有本公司已發行股本約35.6%。來自上述主要用戶的總收入載於財務報表附註32。

除上文及會計報表附註32所披露者之外，各董事、監事及彼等的關連人士或據董事所知持有本公司股本5%以上的任何股東，概無在上述任何供應商及用戶中擁有任何權益。

附屬公司及聯營公司

本公司截至二零零二年十二月三十一日的附屬公司及聯營公司詳情載於財務報表附註1。

發行H股所得款項用途

本公司之H股於二零零一年二月七日在聯交所掛牌，發售H股所得款項淨額約港幣1,186.0百萬元。截至二零零二年十二月三十一日止，該款項已按本公司於二零零一年一月二十九日刊發的招股書所述使用，其中：

- 約人民幣297.2百萬元(港幣280.1百萬元)已用作ETD計劃所需的一部份資金；
- 約人民幣39.0百萬元(港幣36.8百萬元)已用作擴展及改進本公司的APP系統所需的部份資金；
- 約人民幣4.6百萬元(港幣4.3百萬元)已用作擴展及改造本公司ACS及其它新業務的資金；
- 約人民幣23.9百萬元(港幣22.5百萬元)已用作本公司日常經營活動開支；及
- 餘下所得款項淨額將暫存於銀行。

董事會相信本公司目前擁有足夠資產應付營運所需，包括日後在中國擴充業務，和本公司在未來可能決定進行的潛在策略性收購或投資活動。

董事及監事酬金

董事及監事酬金詳情載於財務報表附註6。

資本化利息

本集團截至二零零二年十二月三十一日止年度並無資本化利息。

固定資產

本集團於年內的固定資產變動摘要載於財務報表附註12。

儲備

本集團截至二零零二年十二月三十一日止年度的儲備變動詳情載於合併股東權益變動表。

股息

董事會建議本公司派發之二零零二年末期股息為人民幣0.192元/股。

法定公益金

有關法定公益金的詳情，例如：其性質、用途及計算基準，載於財務報表附註27。作為法定儲備的一部份，其變動詳情載於合併股東權益變動表。

員工退休計劃

本集團的員工退休計劃詳情載於財務報表附註7。

主要供應商及用戶

Sociètè Internationale de Tèlecommunications Aeronautiques S.C.(「SITA S.C.」)是本集團截至二零零二年十二月三十一日止最大的供應商，二零零二年本集團支付給SITA S.C.的網絡使用費用總額佔當年本集團總營業成本(扣除折舊和攤銷開支)的8.7%。於二零零二年，本集團向其五家最大供應商支付的費用總額佔本集團總營業成本(扣除折舊和攤銷開支)的24.1%。

(4) *中國航空集團公司*：為新成立的控股公司，中國航空集團公司將直接擁有(其中包括)：(i)中國國際航空公司100%的股權；(ii)中國西南航空公司100%的股權；及於(iii)中國航空總公司100%的股權。由於中國國際航空公司、中國西南航空公司及中國航空總公司分別持有本公司約6.5%、2.9%及0.7%的股權，中國航空集團公司有效持有本公司約10.1%的股權。

除上文所述者外，於二零零二年十二月三十一日，根據披露權益條例第16(1)條編存的登記冊所記錄，沒有持有本公司類別股本10%或以上的任何其他股東。

董事與監事擁有的本公司股本權益

於二零零二年十二月三十一日，各董事概無於本公司或任何相聯法團披露權益條例之任何股份或債券中擁有任何須根據披露權益條例第28條須知會本公司及聯交所的權益(包括董事或監事根據披露權益條例第31條或附錄第一部被視為擁有的權益)，或根據披露權益條例第29條須登記在該條例所述的登記冊的權益，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所的權益。就監事而言，若彼等為董事，亦概無須根據上述規定須予以知會的權益。

於二零零二年度，本公司概無賦予其董事、監事或彼等各自的配偶或18歲以下的子女任何認購本公司股份或債券的權利。

董事及監事的服務合約

本公司各董事(獨立非執行董事周國華先生除外)及監事已與本公司訂立服務協議。本公司本屆董事會及監事會所有成員的任期將於二零零三年十月十七日屆滿。董事及監事經股東大會選舉可以連任，任期為三年。

董事及監事的合約權益

若干本公司董事及監事同時為多家中國商營航空公司的管理人員。本公司或其任何附屬公司與上述航空公司股東訂立的合約或交易已於本董事會報告中「關連交易」一節中提及。除上文所述者外，本公司各董事或監事於二零零二年內概無在本公司或其任何附屬公司為合約一方的任何重要合約中擁有重大權益。

主要股東

於二零零二年十二月三十一日，根據證券(披露權益)條例(香港法例第396章)(「披露權益條例」)第16(1)條編存的登記而持有本公司類別股本10%或以上的主要股東如下：

股東名稱	股份類別	股份數目	佔類別股本的比例(%)	佔總股本的比例(%)
香港中央結算(代理人)有限公司	H股	310,654,000	99.9	35.0
中國民航信息集團公司*	內資股	198,496,500	34.4	22.3
中國南方航空集團公司*	內資股	116,460,500	20.2	13.2
中國東方航空集團公司*	內資股	109,414,500	19.0	12.3
中國航空集團公司*	內資股	89,433,500	15.5	10.1

*註： 如本公司於二零零二年十月十日發佈的《公告》所提述：因中國民航行業重組，於二零零二年十月十一日成立的此四家中國航空業的集團公司所持有本公司股權情況說明如下：

(1) *中國民航信息集團公司：*前稱為民航計算機信息中心，中國民航信息集團公司將繼續直接持有(其中包括)本公司約22.3%的股權；

(2) *中國南方航空集團公司：*前稱為南方航空(集團)公司，中國南方航空集團公司將繼續直接持有(其中包括)本公司約9.4%的股權，並將擁有(其中包括)：(i)中國北方航空公司100%的股權；及(ii)新疆航空公司100%的股權。由於中國北方航空公司及新疆航空公司分別持有本公司約2.8%及1.0%的股權，中國南方航空集團公司有效持有本公司約13.2%的股權；

(3) *中國東方航空集團公司：*前稱為東方航空集團公司，中國東方航空集團公司將繼續持有本公司約7.7%的股權，並將擁有(其中包括)：(i)中國西北航空公司100%的股權；及(ii)雲南航空公司100%的股權。由於中國西北航空公司及雲南航空公司分別持有本公司約2.6%及2.0%的股權，中國東方航空集團公司有效持有本公司約12.3%的股權；及

董事會報告

本公司董事會欣然提呈本報告及截至二零零二年十二月三十一日止年度本集團經審計的財務報表。

集團業務

本集團是中國航空旅遊業資訊科技解決方案的主導供應商。全部中國商營航空公司均向本集團外包其核心供應控制系統。本集團的核心業務包括：

- 電子旅遊分銷；
- 機場旅客處理；
- 數據網絡；
- 航空貨運系統；及
- 基於互聯網的旅遊平台。

本集團的財務分析載於「財務回顧」一節。

本集團並無呈列按區域分析的收入額及營運利潤貢獻，因為本集團在二零零二年的收入及業績主要來自本集團在中國的營運。

股本結構

本公司之已發行股本，截至二零零二年十二月三十一日為888,157,500股，每股面值人民幣1.00元。於二零零二年十二月三十一日，本公司的股本結構如下：

股份	於二零零二年十二月三十一日的股份數目	於二零零二年十二月三十一日佔已發行股份總數百分比 (%)
內資股	577,303,500	65.00
H股	310,854,000	35.00

信息披露

本公司嚴格遵守香港聯合交易所有限公司證券上市規則(「上市規則」)關於信息披露原則的規定，及時公平地將本公司獲悉的應予披露的信息向股東及相關人士進行披露。二零零二年，本公司就關連交易豁免、中國民航業重組對本公司的影響以及建立美國第一級預託證券憑證計劃，先後在香港報章發佈了有關公告。

二零零二年，本公司舉行過兩次全球路演，召開過一次新聞發佈會及與證券分析員和投資者舉行過多次會議。



符合《上市規則》之《最佳應用守則》

於二零零二年，本公司完全遵守了上市規則附錄十四之《最佳應用守則》中的規定。

內部管理和控制

自首次公開上市以來，為了轉變企業經營機制，適應上市公司發展的要求，本公司加大了規範化運作力度，採取了一系列措施改進內部管理，初步規範了企業的經營行為，正在形成有效的激勵和約束機制。

二零零二年，本集團在強化財務預算管理、降低財務風險、提高財務收益的同時，也加大了財務審計監督工作。本公司內設預算委員會，更新了財務管理系統，定期對預算執行情況進行分析，並進一步規範了內部審核、監督流程，加強了內部控制。同時，本集團通過使用中國工商銀行的以「集團理財」為核心的電子銀行產品，加強了本公司及地區分銷中心的資金管理，確保了資金安全。本公司亦利用金融工具，提高資金的盈利水平。


Forbes
20
for 2002

為實現本公司人力資源的合理利用和開發，充分調動員工的積極性和創造性，本公司開始推行全員崗位管理，科學地設置崗位，合理地評價員工技能，努力實現崗位與員工的最佳匹配，逐步建立合理的薪酬制度。二零零二年，本公司完成了業務部門技術崗位的設置及評價工作，並遵循「體現內部公平性、保持外部競爭力、合理控制人工成本」的原則，初步建立了一套針對技術崗位的薪酬制度。預計本公司將於二零零三年上半年完成其他部門的崗位管理工作。

另外，本公司也着手推行內部目標管理制度。在二零零二年初制定了關鍵業績考核指標和辦法，並在二零零二年終將各部門的業績與獎勵掛鉤，從而初步建立了內部激勵和約束機制。

公司秘書向董事會負責，確保董事會所有的決策內容和程序遵守法律、法規和本公司章程的有關規定，並協助董事在證券權益披露、任何涉及本集團交易之利益衝突作披露、本公司證券買賣限制以及處理股價敏感資料方面履行責任。

審核委員會

董事會下設審核委員會，由兩名獨立非執行董事組成。審核委員於本公司每次業績公佈前召開會議，審議本公司財務報告的完整、準確及公正程度，聽取本公司管理層及核數師的匯報，就公司的財務狀況向公司財務部門及核數師進行提問並取得合理的解釋，以及檢討本公司內部監控和財務申報等事宜，並向董事會呈報有關審核內容的會議紀要。

監事會

本公司依據中國法律設立了監事會，監事會成員八名，包括一名獨立監事。監事會每年至少召開兩次會議，其職責為檢查公司財務、監督董事及高管人員行為是否符合公司最佳利益，並向股東負責。

與股東關係

董事會明白其需就本集團的運營活動向股東負責，並高度重視與股東保持有效的溝通。為此，本公司特別在公司網站(www.travelsky.net)設立了「投資者關係」欄目，為股東提供有關本公司最新的資訊，並可在此閱覽本公司發佈的新聞簡報、公告、中期及年度報告。本公司的中期、年度報告中載有詳盡的財務和業績資料。

股東大會為董事、監事及其它高級管理人員和股東直接對話的主要場合，本公司董事、監事及高級管理人員均有義務出席股東大會。在股東大會上，股東可就本集團的運營狀況或財務資料進行提問。二零零二年，本公司除召開二零零一年度股東周年大會外，還於二零零二年十二月九日召開臨時股東大會，審議董事變動和本公司章程修訂事宜。兩次股東大會中出席股東所代表的股權數平均為本公司全部已發行股份數目的93.4%。

企業管治報告

本公司董事會及高級管理人員竭力執行企業管治政策，確保所有決定均恪守誠信、貫徹公開、公平和公正的原則，並發揮必要的制衡作用。本公司深信各位股東及有關人士均期望本集團能夠全面遵守良好的企業管治原則。

董事會

本公司董事會成員共十五名，設董事長一名，副董事長三名，執行董事六名，非執行董事九名，其中包括兩名獨立非執行董事，董事簡歷載於第79至84頁，各董事均分別擁有航空、資訊科技或財經方面的豐富經驗，董事會負責任地領導本集團成功發展。

董事會的職責包括決定本公司的經營計劃和投資方案、制定本公司的年度財務預、決算方案、決定公司內部管理機構的設置，聘任或解聘公司總經理，以及根據公司總經理的提名，委派、聘任或解聘公司副總經理、財務總監等高管人員等。董事會在作出有關本公司關連交易的決議時，必須由獨立董事確認後方能生效。董事會成員明白應就本公司運營和管理事宜承擔共同和個別的責任。董事會曾於二零零一年作出決議，要求董事必須遵守《上市公司董事進行證券交易的標準守則》，包括無論何時，在持有與本公司證券有關並可影響價格的未經公佈的資料時，絕對不得買賣任何該等證券；及在未通知董事長或公司秘書並接獲有關確認書之前，不得進行有關本公司證券的交易。

二零零二年，董事會共召開四次會議，各位董事的平均出席率約為98%。 14位董事出席了全年所有會議。

致力提高

企業透明度

強大的

二零零二年本集團稅前利潤為

人民幣 **459.9**

百萬元





資本支出計劃的資金來源將包括本集團首次公開發售股份所得款淨額及運營活動產生的內部現金流量。

董事會估計二零零三年本集團的資金來源完全能夠滿足資本開支計劃和日常運營等所需資金。

董事會估計，本集團完成開發新一代ETD系統所需的總資本開支約為人民幣10億元。

外匯風險

本集團承受有關資本開支的外匯風險，因佔其大部份資本開支的進口設備以美元購買。在中國現行的外匯制度下，除已持有之外幣現金及現金等價物外，本集團不能有效對沖外匯風險。



資產負債比率

於二零零二年十二月三十一日，本集團之資產負債比率為9.1%（二零零一年：13.1%），該比率系通過將本集團於二零零二年十二月三十一日的負債與少數股東權益之和除以總資產而得出。

或有負債

截止二零零二年十二月三十一日止，本集團並無重大或有負債。

員工

於二零零二年十二月三十一日，本集團的員工總數為1,170名。截至二零零二年十二月三十一日止年度人工成本為人民幣99.6百萬元，佔本集團二零零二年總營業成本的18.5%。

本集團員工的薪酬包括工資、獎金及其它福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

於二零零二年，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、個人素質、法律、法規和經濟領域最新進展的培訓。

基本醫療保險規定

於二零零一年二月二十日，中國北京市人民政府發佈了《北京市基本醫療保險規定》(「有關規定」)。由於員工醫療保險之有關辦法須按公司所在地的相應政策執行，本公司北京總部從二零零二年九月一日起執行了有關規定。根據該規定，本公司於二零零二年度支付了合共人民幣311,900元。由於金額不大，董事會相信有關規定實施後對本公司財務狀況沒有構成重大影響。

可供分配利潤

在按照中國會計準則編制的法定財務報表所載的淨利潤中提取了財務報表附註27所載的法定公積金、公益金和任意公積金以後，本公司於二零零二年十二月三十一日按照中國會計準則和國際會計準則所確定之金額中較低者所確定的可供分配之利潤為人民幣326.9百萬元。



股利分配

董事會建議本公司二零零二年每股派發末期股息人民幣0.192元，共為人民幣170.5百萬元。派發此股利後，可供分配之利潤為人民幣156.4百萬元。

淨現金流與流動性

下表列述以下年度本集團的現金流量摘要：

	截至十二月三十一日止年度	
	二零零二年 **(人民幣百萬元)**	二零零一年 (人民幣百萬元)
經營活動現金流入淨額	**622.5**	605.1
投資活動之現金淨額	**(94.7)**	(808.6)
融資活動提供之現金淨額	**(271.2)**	1,255.6
現金及現金等價物淨值增加	**256.6**	1052.1

本集團二零零二年的運營資金主要來自經營活動。其中來自經營活動現金流入淨額為人民幣622.5百萬元。

二零零二年本集團沒有任何短期和長期銀行貸款，本集團也沒有使用任何用於對沖目的的金融工具。

於二零零二年十二月三十一日，本集團的現金及現金等價物為人民幣1,893.4百萬元，其中69.7%、9.6%和20.7%分別以人民幣、美元和港幣計價。

資本開支

本集團二零零二年的資本開支為人民幣70.9百萬元，較二零零一年的人民幣252.1百萬元大幅減少了人民幣181.2百萬元。

本集團二零零二年的資本開支主要包括根據本集團ETD業務戰略購置所需的硬件、軟件及設備，以及ACS所需的軟件。

本集團二零零二年的資本開支比二零零二年計劃的資本開支205.6百萬元低，主要是由於國內工程項目招投標制度改革，使得本集團計劃中的項目不得不推遲至二零零三年實施。

董事會估計本集團二零零三年所需的計劃資本開支約為人民幣432.0百萬元，主要用於開發及逐步推行新一代ETD和APP、ACS及其它新業務。

淨收入

淨收入由二零零一年的人民幣801.1百萬元增至二零零二年的人民幣944.8百萬元，增長了17.9%。

營業成本



二零零二年度營業成本為人民幣538.9百萬元，較二零零一年的人民幣434.7百萬元，增加了人民幣104.2百萬元或24.0%。營業成本的增長幅度比收入的增長幅度要高，這主要是由於本公司在本年度內逐步調整了研發和市場策略，加大了新產品和新技術的研發力度，以及本集團進行市場開拓、加強對用戶本地化支持所致。營業成本的增長亦反映如下：

- 折舊與攤銷增加了25.3%，主要是由於二零零一年資本開支所購置的硬件、軟件開始計提的折舊與攤銷不足一年；

- 人工成本增加了38.3%，主要是由於為支持本集團業務發展而增加了員工數量和新增的地區分銷中心開業增加了人工成本；

- 與本集團發展新一代ETD、APP系統有關的技術支持費用增加，使技術支持費增加了23.8%；

- 由於新增了APP用戶，及成功實施了本集團的市場促銷計劃，使佣金和推廣費用增加了70.6%；

- 本集團的其它營業成本增加了21.6%，主要是由於本集團的地區分銷中心在二零零二年加大了市場開拓力度，在收入大幅度增加的同時，使相應的成本費用也有所增長；

由於淨收入及營業成本的上述變化，本公司的營業利潤由二零零一年的人民幣366.4百萬元增至二零零二年的人民幣406.0百萬元，增加了人民幣39.6百萬元或增長了10.8%。

應佔聯營公司收益

二零零一年的應佔聯營公司收益為人民幣7.3百萬元，二零零二年的應佔聯營公司收益為人民幣14.3百萬元，增加了人民幣7.0百萬元。此項改善的主要原因是聯營公司的盈利增加。

少數股東權益

少數股東權益由二零零一年的人民幣0.5百萬元上升到二零零二年的人民幣3.5百萬元，增長了621.3%，主要是由於二零零二年附屬公司的盈利改善和設立了新的附屬公司所致。

淨利潤

由於上述因素，本集團淨利潤由二零零一年的人民幣407.9百萬元增至二零零二年的人民幣453.2百萬元，增加了人民幣45.3百萬元或增長了11.1%。

財務回顧

管理層對財務狀況及經營業績的討論與分析

閱讀下述討論和分析時，請一併參閱本年度報告其他地方的本集團財務報表（含附註）。財務報表是根據國際會計準則（「國際會計準則」）編制的。以下討論的歷史業績摘要並不代表對本集團未來業務經營的預測。

概述

截至二零零二年十二月三十一日止年度（「二零零二年」），本集團税前利潤為人民幣459.9百萬元，較截至二零零一年十二月三十一日止年度（「二零零一年」）增長了11.8%。折舊、攤銷、息税前盈餘（EBITDA）為人民幣554.6百萬元，較二零零一年增長了15.7%。淨利潤為人民幣453.2百萬元，較上一年增長了11.1%。本集團盈利增加的主要原因是本集團業務增長所致。

本集團二零零二年度每股基本及攤薄盈利為人民幣0.51元。

總收入

本集團二零零二年收入為人民幣977.4百萬元，較二零零一年收入人民幣830.8百萬元，增長了人民幣146.6百萬元或17.7%。增長的主要原因是由於中國經濟及中國航空旅遊業的增長，導致本集團業務量增長和本集團服務的使用率提高。收入的增加反映如下：



- ETD收入佔本集團二零零二年收入的53.7%；而二零零一年為55.4%。ETD收入由二零零一年的人民幣459.9百萬元增至二零零二年的人民幣524.9百萬元，增長了14.1%。收入增長主要是由於中國經濟及中國航空旅遊業的增長引起ETD服務使用量的增加，以及國外和地區航空公司使用ETD服務使用量的上升所致。

- APP收入佔本集團二零零二年收入的24.8%，而二零零一年為24.5%。APP收入由二零零一年的人民幣203.6百萬元增至二零零二年的人民幣242.6百萬元，增長了19.2%。該項增加主要是由於和二零零一年相比，二零零一年安裝了APP的新機場使用APP服務增加的使用量未於二零零一年的收入中完全反映出來，以及本集團現有用戶在二零零二年前已經安裝了APP系統和在二零零二年新安裝了APP系統的機場提高了APP服務的使用量。

- 數據網絡收入佔本集團二零零二年收入的16.8%，而二零零一年為13.8%。數據網絡收入由二零零一年的人民幣114.6百萬元增至二零零二年的人民幣162.1百萬元，增長了41.5%。數據網絡收入增加是由於二零零二年本公司的地區分銷中心加大了市場開拓力度，大幅度地增加了收入以及新設立的地區分銷中心開始營業所致。

- 設備銷售及其它收入由二零零一年的人民幣52.8百萬元減少為二零零二年的人民幣47.9百萬元，降低了9.2%。此項降低的主要原因是由於中國民用航空總局撥付了專項資金支持機場建設APP前端系統，從而使設備銷售收入減少所致。

市場地位



二零零二年本集團淨利潤為

人民幣 **453.2** 百萬元





二零零二年，本公司繼續開發、完善新一代ETD產品，提供能夠改善航空旅遊業參與者價值鏈的資訊科技解決方案和服務。本公司不斷完善優化ETD系統，進一步豐富系統功能，從而顯著地改善了系統性能。本公司開發的常旅客里程銀行服務實現了ETD系統與中國商營航空公司內部信息服務系統之間的實時連接，實現了中國商營航空公司常旅客里程的累積、通知、查詢、獎勵兑換等環節的電子化，使中國商營航空公司更加方便地向航空旅客提供服務。本公司與國際航空運輸協會(IATA)共同開發的BSP票/商營航空公司本票自動退票項目，在確保數據準確的同時，縮短了結算周期，提高了效率。本公司與中國航空結算中心共同開發的商營航空公司本票自動結算系統，已在中國國際航空公司順利投產。本公司開發的APP系統初步分析產品等數據服務產品基本滿足了航空旅遊業參與者採用資訊科技解決方案提高其運營效率的個性化需求。

業務策略與展望

本公司矢志成為有核心競爭力的航空旅遊業資訊科技技術服務商和綜合運營商，保持在中國航空旅遊業資訊科技解決方案供應商的主導地位，並將其相關技術、產品和服務擴展至相關行業。為此，本公司打算廣泛地採用開放平台、開放技術和網絡開放化、互連化及無線化等新技術，堅持引進和自主開發相結合，大力開發具有國際競爭力的、擁有核心技術的新一代ETD和APP系統的產品和服務，為商營航空公司、機場等行業參與者核心業務的擴展和相關業務的延伸以及航空旅客提供多種選擇，滿足其日益增加的深層次的核心價值服務方面的個性化需求。

在努力擴大和提高現有核心業務的市場規模和佔有率的同時，本公司將繼續加強市場營銷戰略研究，改進商務模式，調整定價機制，實施靈活有效的市場措施，全面推進市場服務體系建設。



本公司亦將繼續利用目前已有的競爭優勢，大力開拓包括航空人身意外傷害保險、酒店房間在內的旅遊業務電子分銷市場，擬採取有效的商務、技術、管理組合策略，積極發展基於互聯網的旅遊平台業務。在充分研究市場需求的基礎上，繼續最大限度地發揮獨有的數據資源價值，大力開發適合商營航空公司、機場等行業參與者極需的產品和服務，尋求新的增長機會。

本公司也將繼續利用新技術優化系統資源配置，進一步改善系統應用體系結構，建設支撐本集團產品發展戰略的系統體系結構，強化主機和網絡系統的安全可靠性和抗干擾能力，繼續改善系統資源性能，建立亞洲一流的安全生產體系和信息安全體系，滿足本集團業務增長和市場發展的需求。

航空貨運系統(「ACS」)

二零零二年，本集團與Société Internationle de Tèlècommunications Aeronautiques Information, Networking and Computing N.V.(「SITA INC.」)一家附屬公司成立的從事航空貨運業務的中外合資企業 — 天信達信息技術有限公司(「天信達」)繼續開發、完善適合中國航空貨運市場用戶需求的產品，不斷拓展市場。針對目前中國航空物流市場信息技術應用現狀，二零零二年，天信達亦開始進行業務模式轉變，力爭在未來一兩年內，實現從提供航空貨運信息技術服務轉型為提供航空物流信息技術服務。為此，天信達已著手構建面向航空物流信息服務的信息平台，該信息平台旨在為航空物流參與者提供貨運及物流信息交換服務，同時基於目前的用戶和數據資源，以貨運跟蹤查詢、信息發佈、業務數據定制等多種方式為用戶提供增值服務。

數據網絡

本公司擁有並經營中國民航業最大型的實時商務數據網絡，本集團通過遍佈全國的數據網絡提供ETD、APP和ACS服務。二零零二年本公司對主機前端的網絡結構進行了調整，提高了APP主機連接的可靠性；對核心網絡進行了技術改造，從而降低了系統維護的複雜性，提高了傳輸速度；優化了整個網絡路由，調整了全網線路備份方式，改善了全網的監控能力，從而提高了整個網絡的安全性和穩定性。同時，本公司在青島、西安、新疆等地設立了新的地區分銷中心，以分銷本集團的產品及為當地用戶提供優質的服務。



基於互聯網的旅遊平台

本集團結合互聯網科技，利用核心的ETD系統、APP系統、數據網絡及ACS所開發的基於互聯網的旅遊平台日益完善。二零零二年，本公司開發的與商營航空公司業務流程緊密結合的、基於互聯網的電子客票解決方案，實現了從商務模式、流程設計、產品實施到用戶個性化服務等環節的全方位服務，擴大了本公司對商營航空公司服務的深度和廣度。同時，本公司亦向上海均瑤集團等旅遊分銷代理人提供應用服務供應商(「ASP」)服務；與移動ASP — 北京數網通信息科技有限公司合作建設移動短信平台，提供手機短信服務；繼續完善信天遊商務網站(www.travelsky.com)的內容建設，實現了與中國工商銀行、光大銀行支付系統的聯接，豐富了信天遊商務網站的電子支付方式。二零零二年，個人消費者透過信天遊商務網站在線訂購的機票數量約佔本公司ETD系統處理航班訂座量的2%。



研究與開發

為了增強本公司的技術創新能力，不斷研發出適合市場需求、擁有自主知識產權的、有競爭力的產品，實現從目前系統運營商向先進產品和服務供應商的戰略性轉變，二零零二年，本公司調整了研發體系，繼續加大投入力度，不斷開發核心業務技術，開始逐步實現了三個方面的轉變：由以前面向單一用戶需求開發，轉變為面向市場不同用戶群的產品線規劃和開發；由單一的系統或項目建設向統一的平台建設轉變；由單一式項目研發向以新技術和新產品研究為先導、產品設計開發為主體、制度和流程為保障的集群式研發轉變。

機場旅客處理(「APP」)

本公司APP系統的目標是提高商營航空公司的地面客戶服務質量及辦理事務的效率。本公司是中國最大的APP服務提供商。

為了提升中國機場的信息化水平，滿足商營航空公司在收益管理和電子客票以及樞紐機場建設等方面的需求，二零零二年，本公司致力完成吞吐量位居前100位國內機場的APP系統建設工程。此項工程是中國民用航空總局公佈的二零零二年民航信息化建設的重要任務之一，並撥付專項資金予以支持。在中國民用航空總局、機場和中國商營航空公司的支持下，至二零零二年底，使用本公司APP系統的國內外機場總數達到63家，並已和其餘國內機場簽署了APP前端系統建設的商務合同，這些合同預計於二零零三年上半年完成實施。

與此同時，本公司亦不斷提升已經安裝APP系統的機場的APP使用率，並不斷完善及擴充APP系統的功能和服務，逐步實現APP系統與商營航空公司、機場信息系統之間的整合，實現對航空旅客的無縫服務。為了建設新一代的APP系統，開發機場旅客服務全面解決方案，二零零二年，本公司圍繞開放式值機和登機管理、面向商營航空公司、機場運營和管理解決方案以及適應航空旅客服務趨勢的新產品三個方面進行開發，完善現有APP系統的產品系列，並與新一代ETD系統進行整合。二零零二年，本公司自主開發的新一代APP前端系統已在深圳機場投產，並初見成效。

二零零二年，APP系統處理機場出港旅客量約60.2百萬人次，約佔中國機場出港總旅客量的66.6%，較二零零一年增長了約28.8%。



朱永先生
執行董事及總經理

業務回顧

本公司是中國航空旅遊業資訊科技解決方案的主導供應商。本公司是中國商營航空公司存貨管理解決方案的主要供應商，也同時在向國內旅遊分銷代理人、售票處及個人消費者分銷商營航空公司產品及服務方面處於領先地位。本公司亦不斷開發領先的產品和服務，滿足從商營航空公司、機場、旅遊產品和服務供應商到旅遊分銷代理人、機構客戶、航空旅客及貨運商等所有行業參與者的需求，使他們能夠進行電子交易及管理與旅遊相關的信息。本集團的核心業務包括：電子旅遊分銷、機場旅客處理、數據網絡、航空貨運系統和基於互聯網的旅遊平台。

電子旅遊分銷(「ETD」)

本公司的ETD系統為中國所有商營航空公司提供存貨管理功能和為國內外旅遊供應商提供產品和服務的分銷平台。本公司是中國航空旅遊業ETD解決方案的主導供應商。

核心業務
已融入到中國航空旅遊業的每一個關鍵領域

二零零二年，在繼續加大投入、完善ETD功能和產品性能的同時，本公司繼續進行ETD產品的市場推廣活動。本公司在繼二零零一年年底成功加入新加坡和香港開帳結算計劃(「BSP」)後，於二零零二年二月加入了台灣的BSP，成為當地ETD供應商。於二零零二年四月，本公司與泰國東方航空公司達成了全面合作協議，後者已開始全面使用本公司的ETD、APP服務。本公司在繼續實施有效的市場策略，促使外國及地區商營航空公司更多地通過本公司ETD系統分銷航班訂座的同時，於二零零二年九月與美國西北航空公司的訂座系統實現了系統直聯，從而在拓展北美航空分銷市場方面取得了重大進展。

同時，本公司亦繼續加大了旅遊產品分銷市場的開拓力度。本公司於二零零二年四月在昆明投產的航空人身意外傷害保險電子分銷系統銷售的電子保單量已經達到了1.1百萬張。本公司與Amadeus Global Travel Distribution S.A. (「AMADEUS」)於二零零二年六月達成全球酒店分銷等旅遊產品分銷業務的合作，目前已經完成了技術準備，正着手市場推廣工作。通過該系統可以使國內旅遊分銷代理人向國內外旅客提供全球範圍內的酒店房間預定、租車等旅遊產品服務。



二零零二年，ETD系統處理國內外商營航公司的航班訂座量約94.4百萬人次，較二零零一年增長了約16.1%。其中處理中國商營航空公司的航班訂座量增長了約15.8%，處理外國及地區航空公司的航班訂座量增長了約23.3%。



KA 951
KA 060
CX 565
AC 3007
台北

解决方案


Qingdao
Kuala Lumpu
Taipei
Vancouve
Chica



在三大航空運輸集團公司的內部整合過程中，將會對資訊科技解決方案產生強烈的需求，特別需要依賴資訊技術手段提供高質量的決策信息，以便準確、及時、可靠地對市場做出反應，提升商營航空公司的管理水平，這將會給本集團帶來新的發展機遇。本集團將充分借助中國民航信息集團公司的優勢，通過對本集團現有針對商營航空公司航班座位存貨管理、分銷、值機、配載過程處理的主營業務與中國民航信息集團公司另一個成員企業——中國航空結算中心的結算、清算業務進行整合，同時與旅遊供應商、分銷商、資訊技術供應商、商業銀行等夥伴進行廣泛地合作，更加豐富本集團的服務內容和分銷渠道，從而不但滿足中國商營航空公司、機場等航空旅遊業參與者日益依賴資訊科技解決方案優化其價值鏈、改善服務質量和提高核心競爭力的需求，而且也能為航空旅客提供更加方便、快捷的「一站式」服務。

二零零三年，雖然預計美國反恐戰爭的陰影、劇烈波動的國際石油價格等因素將會繼續影響全球航空旅遊業，但相信中國經濟的快速增長和始於二零零二年的航空旅遊業內企業的進一步整合以及北京獲得二零零八年奧運會舉辦權、上海獲得二零一零年世界博覽會舉辦權等積極因素，將會繼續推動中國航空旅遊業的發展。本集團將充分把握中國航空旅遊業和資訊科技業持續繁榮的機遇，繼續發揮已有市場、技術、人才和資源等方面的優勢，緊貼用戶需求，橫向拓展業務領域，縱向提升服務質量，加大技術創新和資源整合力度，向用戶提供具有競爭力的性能價格比的資訊科技解決方案和服務，使本集團成為中國乃至亞洲一流的航空旅遊業資訊科技供應商，並成為全球航空旅遊信息服務系統的重要組成部分。

致力成為中國航空旅遊業

資訊科技

解決方案的主導供應商

同時，本集團也將繼續強化企業管治，建立扁平的組織結構，提高決策效率；繼續改進業務流程，建立責權利相統一的激勵約束機制，提高運營效率；繼續改善分配制度，初步實現以業績為導向的分配體系；繼續培育人才，創造人才脫穎而出的優良環境，增強競爭能力。另外，本公司亦將繼續提高透明度及做好投資者關係。

自本公司首次公開上市以來的實踐表明，以朱永先生為核心的年輕、技術背景雄厚的管理團隊和高素質的員工隊伍，其執行並實現業務計劃的能力已經得到了市場的認同，他們應該是投資者最寶貴的財富。

由於中國民航業階段性重組引起的正常人事變動，本人於二零零二年十二月九日當選為本公司新的董事長。在此，感謝各位股東、董事、監事、投資者的信賴和支持，本人將恪盡職守，努力工作，不辜負大家的信任。





董事長

二零零三年三月十四日

董事長報告

致各位股東：

本人謹此報告中國民航信息網絡股份有限公司(「本公司」，或連同其附屬公司合稱「本集團」)截至二零零二年十二月三十一日止(「二零零二年」)財政年度的運營業績。

本集團二零零二年的運營狀況和財務表現令人欣慰。二零零二年，雖然受到世界經濟增長放緩的影響，歐美航空旅遊業仍不景氣，但在中國經濟持續增長以及中國加入世界貿易組織等有利因素推動中國航空旅遊業快速發展的背景下，本公司抓住了機遇，實施了有效的市場策略，從而使本公司的ETD和APP系統的處理量繼續保持了快速的增長，航空人身意外傷害保險的電子銷售、酒店房間預定和在線分銷等業務也取得了一定進展。同時，本集團的市場服務、產品研發和系統運行保障三大體系的建設初見成效，新一代ETD、APP計劃、吞吐量居前100位國內機場的APP系統建設工程、電子客票和電子商務等重點建設項目也達到了預期效果，並不斷完善基於安全生產責任制的安全生產指揮體系，強化了運行保障制度的建設和執行力度，加強了設備預維護工作。另外，本集團的收入、折舊、攤銷、息稅前盈餘(EBITDA)、淨利潤和每股收益也繼續保持了增長，運營效率不斷改善。

為了推進中國民航業的快速發展，二零零二年十月中國民航業完成了階段性的戰略重組工作，將中國航空結算中心整體並入了民航計算機信息中心，組建了中國民航信息集團公司；而九家原中國民用航空總局直屬的商營航空公司亦進行了重組，成立了三家新的航空運輸集團公司。這些集團公司成立後，已經與中國民用航空總局完成了脱鉤，實現了政企分開，相信這將增強中國民航業的國際競爭能力，有利於中國航空旅遊業的長遠發展。



馬鐵生先生
董事長



領先科技的



淨利潤

人民幣千元



600,000
500,000
400,000
300,000
200,000
100,000
0
137,386
208,038
256,592
407,901
453,227
1998
1999
2000
2001
2002

每股盈利（基本及攤薄）

人民幣元



0.60
0.50
0.40
0.30
0.20
0.10
0
0.24
0.36
0.44
0.48
0.51
1998
1999
2000
2001
2002

總資產

人民幣千元



3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1,119,993
854,532
1,227,674
2,894,189
3,087,269
1998
1999
2000
2001
2002

財務摘要

總收入

人民幣千元



977,442
1,000,000
830,801
800,000
741,987
600,000
603,654
400,000
487,137
200,000
0
1998
1999
2000
2001
2002
設備銷售及其它
數據網絡
機場旅客處理
電子旅遊分銷

除稅及少數股東權益前利潤

人民幣千元



600,000
500,000
459,860
400,000
411,573
300,000
353,054
200,000
314,960
100,000
211,456
0
1998
1999
2000
2001
2002

折舊、攤銷、息稅前盈餘

人民幣千元



600,000
554,600
500,000
479,275
452,990
400,000
404,138
300,000
322,303
200,000
100,000
0
1998
1999
2000
2001
2002



目錄

公司簡介

中國民航信息網絡股份有限公司(「本公司」，或連同其附屬公司合稱「本集團」)是中國航空旅遊業資訊科技解決方案的主導供應商。本公司一直致力於開發先進的產品及服務，滿足所有行業參與者(從航空公司、機場、旅遊產品和服務供應商、旅遊分銷代理人、機構客戶、民航旅客及貨運商)進行電子交易及管理與旅遊相關信息的需求。本公司的核心業務包括：

- 電子旅遊分銷(「ETD」)；
- 機場旅客處理(「APP」)；
- 數據網絡；
- 航空貨運系統(「ACS」)；及
- 基於互聯網的旅遊平台。

本公司於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，於下列附屬公司中持有控制性權益：中國民航信息網絡股份(香港)有限公司、海南民航凱亞有限公司、深圳民航凱亞有限公司、湖北民航凱亞有限公司、重慶民航凱亞信息技術有限公司、雲南民航凱亞信息有限公司、廈門民航凱亞有限公司、青島民航凱亞系統集成有限公司、西安民航凱亞有限公司、新疆民航凱亞信息網絡有限責任公司及天信達信息技術有限公司。本公司亦於下列聯營公司中持有重大權益：上海民航華東凱亞系統集成有限公司、遼寧民航東北凱亞有限公司及成都民航西南凱亞有限責任公司。

本集團截至二零零二年十二月三十一日有員工[illegible]名。

本公司之H股於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。本公司目前最大股東為中國民航信息集團公司，持有本公司約[illegible]%股份；本公司約[illegible]%股份由[illegible]家中國商營航空公司持有，其中包括中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司三個最大的中國商營航空公司；本公司其餘[illegible]%股份則由H股股東持有。

為擴大本公司現有股東基礎以及提高本公司的企業形象，本公司已建立第一級美國預託證券憑證計劃，該計劃中之美國預託證券自二零零二年十二月二十七日起可以在美國場外證券市場(OTC)進行買賣。

年報
2002



中國民航信息網絡股份有限公司
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